                                              Filed Pursuant to Rule 424(b)(4)
                                                    Registration No. 333-12425


                                2,000,000 SHARES

                           [UNITED DENTAL CARE LOGO]
                                  COMMON STOCK
                               ------------------
    All of the 2,000,000 shares of Common Stock offered hereby are being sold by United Dental Care, Inc. ("UDC" or the "Company"). The Company's Common Stock is quoted on the Nasdaq National Market (the "Nasdaq National Market") under the symbol "UDCI." On October 28, 1996, the last reported sale price of the Company's Common Stock was $30.75 per share.

                               ------------------

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                          SEE "RISK FACTORS," PAGE 6.

                               ------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                               PRICE           UNDERWRITING       PROCEEDS
                                                 TO           DISCOUNTS AND          TO
                                               PUBLIC          COMMISSIONS       COMPANY(1)
-----------------------------------------------------------------------------------------------
Per Share................................       $30.00           $1.57             $28.43
-----------------------------------------------------------------------------------------------
Total(2).................................    $60,000,000       $3,140,000       $56,860,000
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------

(1) Before deducting expenses of the offering estimated at $550,000 payable by the Company.
(2) The Company has granted the Underwriters a 30-day option to purchase up to 300,000 additional shares of Common Stock solely to cover over-allotments, if any. To the extent that the option is exercised, the Underwriters will offer the additional shares at the Price to Public shown above. If the option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be $69,000,000, $3,611,000 and $65,389,000, respectively. See "Underwriting."
                               ------------------

    The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made at the offices of Alex. Brown & Sons Incorporated, Baltimore, Maryland, on or about November 1, 1996.

ALEX. BROWN & SONS
  INCORPORATED
                                COWEN & COMPANY

                                                          VOLPE, WELTY & COMPANY

                THE DATE OF THIS PROSPECTUS IS OCTOBER 28, 1996.

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (including all amendments, exhibits and schedules thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus omits certain information contained in the Registration Statement. For further information with respect to the Company and the Common Stock offered hereby, reference is hereby made to the Registration Statement. Statements contained in this Prospectus regarding the contents of any agreement or other document filed as an exhibit to the Registration Statement are not necessarily complete, and in each instance reference is made to the copy of such agreement filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement may be inspected at the public reference facilities maintained by the Commission as described below, and copies of all or any part thereof may be obtained from such facilities upon payment of the prescribed fees.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the regional offices of the Commission at 500 West Madison Street, Suite 1400, Chicago, IL 60661-2511 and Seven World Trade Center, Suite 1300, New York, NY 10048. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 at prescribed rates. In addition, electronically filed documents, including reports, proxy statements and other information filed by the Company, can be obtained from the Commission's Web site at http://www.sec.gov. The Common Stock of the Company is quoted on the Nasdaq National Market. Reports, proxy statements and other information concerning the Company can be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     This Prospectus includes "forward-looking statements" within the meaning of
Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements other than statements of historical facts included in this Prospectus, including, without limitation, statements under "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" regarding the Company's financial position, business strategy and plans and objectives of management of the Company for future operations, are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed under "Risk Factors" and elsewhere in this Prospectus, including, without limitation, in conjunction with the forward-looking statements included in this Prospectus. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this section.

                               ------------------

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS OR THEIR AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK OF THE COMPANY ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                               ------------------

UNITED DENTAL CARE(R) IS A REGISTERED TRADEMARK OF UNITED DENTAL CARE, INC.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere in this Prospectus. This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. See "Disclosure Regarding Forward-Looking Statements."

                                  THE COMPANY

     UDC is a managed dental benefits company that is licensed to operate prepaid dental plans in 26 states and, as of June 30, 1996, provided dental coverage to approximately 1,175,000 members. The Company offers a comprehensive range of prepaid dental plans capable of meeting the needs of employer groups of all sizes as well as individuals. UDC's dentist networks, as of June 30, 1996, consisted of approximately 3,000 general dentists as well as specialist dentists providing a broad range of dental services. The Company markets its services through multiple distribution channels, including a direct sales force of over 70 persons, independent brokers and third-party arrangements with medical health maintenance organizations ("HMOs"). The Company recently entered into agreements to acquire five managed dental benefits companies and a multi-state dental referral plan having approximately 500,000 members in the aggregate at June 30, 1996. See "Pending and Recent Acquisitions."

     Managed dental benefits plans are usually offered as an alternative to traditional dental indemnity insurance, although the Company has the capability of offering dual choice plans that provide both prepaid and indemnity plans. Industry sources report that prepaid dental plans are typically priced 20% or more below comparable indemnity benefits based on 1992 indemnity-industry statistical information. Prepaid dental plans are offered by employers to employees frequently on a voluntary-participation basis with all or part of the premium being paid by the employee. At the time of enrollment, participating employees and dependents become members of the prepaid dental plan and, under most of the Company's plans, each member is entitled to select his or her own dentist from the dentist network. The Company pays the network dentist a fixed monthly amount, or capitation payment, for each member who selected that dentist, regardless of the services rendered in any particular month. In addition, the dentist is paid a separate fee, or copayment, by the member at the time of service for many of the dental services covered under the plan. Under the prepaid dental plans of the Company, virtually all covered dental services are provided through these capitation arrangements, in which the Company bears little financial risk for either utilization levels or cost of services.

     Based on data compiled by the U.S. Office of National Health Statistics, total expenditures for dental care in the United States grew from approximately $14.4 billion in 1980 to approximately $43.2 billion in 1993. The number of people with dental benefits was estimated by the National Association of Dental Plans to be approximately 125 million in 1995, of which approximately 16% were covered under a prepaid dental plan. Prepaid dental plans have reportedly grown from approximately 10.4 million covered members in 1991 to an estimated 19.5 million in 1995, an annual compounded growth rate of approximately 17.0%. The Company believes the relatively high growth rate for prepaid dental plans is attributable to: (i) the greater acceptance of managed care by employers and employees; (ii) the significant price advantage of prepaid dental plans relative to indemnity plans; (iii) the cost effectiveness to employers of prepaid dental plans as an employee benefit; and (iv) the growing acceptance of capitated dental plans by dentists, resulting in improved accessibility and convenience for members. The Company believes there will continue to be significant growth for the managed dental benefits industry.

     The Company's objective is to be the leading managed dental benefits company in the United States by both increasing its market share in its current markets and selectively entering new markets. The Company believes this objective can be achieved by: (i) offering a full range of prepaid dental plan benefits designed to meet the needs of small and large employers as well as individuals; (ii) ensuring quality dental care through a locally managed network of private practice dentists; (iii) utilizing multiple distribution channels to access single-market and multi-state employer groups and members of third-party HMOs; (iv) providing high levels of customer service through local service representatives and regional customer service centers; and (v) acquiring other managed dental benefits companies.

     Unless the context otherwise requires, references in this Prospectus to "UDC" or the "Company" refer to United Dental Care, Inc. and its subsidiaries. The Company's executive offices are located at 14755 Preston Road, Suite 300, Dallas, Texas 75240, and its telephone number is (972) 458-7474.

                        PENDING AND RECENT ACQUISITIONS

     The Company recently entered into definitive agreements to acquire five managed dental benefits companies operating prepaid dental plans in New Jersey, Florida, Oklahoma, Missouri, Kansas and Michigan having approximately 440,000 members in the aggregate at June 30, 1996. In addition, the Company recently entered into a definitive agreement to acquire a company operating a multi-state dental referral plan having approximately 60,000 members at June 30, 1996. The companies to be acquired had combined revenues of approximately $35.9 million for the year ended December 31, 1995 and $21.3 million for the six months ended June 30, 1996. Two of these acquisitions were completed in October 1996. Upon completion of all of the acquisitions, the Company will be licensed to operate prepaid dental plans in four additional states and will be licensed to operate an indemnity plan in one additional state. The acquisitions are subject to various conditions, including receipt of regulatory approvals. There can be no assurance as to whether or when such acquisitions will be completed. The acquisitions described above are referred to in this Prospectus as the "Pending Acquisitions."

     Effective February 1, 1996, the Company acquired Associated Health Plans, Inc., a managed dental benefits company that operated prepaid dental plans in Arizona having approximately 220,000 members at the time of the acquisition, and an affiliated management company (collectively, "AHP"). Effective November 1, 1995, the Company acquired U.S. Dental Management, Inc. ("US Dental"), a managed dental benefits company that operated prepaid dental plans in Arizona, New Mexico, Nebraska and Colorado having approximately 163,000 members at the time of the acquisition and that administered a prepaid dental plan owned by a third party in Nevada. See "Pending and Recent Acquisitions."

                                  RISK FACTORS

     The Common Stock offered hereby involves a high degree of risk. See "Risk Factors."

                                  THE OFFERING

Common Stock offered by the Company...................  2,000,000 shares
Common Stock to be outstanding after the offering.....  8,908,416 shares(1)
Use of proceeds.......................................  To fund Pending Acquisitions and to pay existing indebtedness. See "Use
                                                        of Proceeds."
Nasdaq National Market symbol.........................  UDCI

---------------

(1) Excludes 617,000 shares of Common Stock issuable upon the exercise of stock options outstanding at June 30, 1996 at a weighted average exercise price of $22.42 per share. Also excludes 40,000 shares of Common Stock issuable upon the exercise of warrants outstanding at June 30, 1996 at a purchase price of $6.00 per share. A total of 48,000 of these stock options and warrants are exercisable at the date of this Prospectus. See "Management -- Stock Option Plans" and "Certain Transactions."

     Except as otherwise specified, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. See "Underwriting." Except as otherwise noted, (i) information in this Prospectus regarding the Company reflects a two-for-one stock split effected in the form of a stock dividend on July 17, 1995, (ii) information in this Prospectus regarding the Company and its subsidiaries excludes information regarding the companies to be acquired in the Pending Acquisitions and (iii) pro forma information in this Prospectus (other than pro forma membership data) does not include financial information regarding Independent Dental Plan, Inc. ("Independent"), a company acquired in the Pending Acquisitions. See "Pending and Recent Acquisitions."

              SUMMARY CONSOLIDATED FINANCIAL AND STATISTICAL DATA
             (IN THOUSANDS, EXCEPT PER SHARE AND STATISTICAL DATA)

                                                                 PRO FORMA
                                                                  FOR THE      PRO FORMA AS                       PRO FORMA AS
                                                                 US DENTAL     ADJUSTED FOR                       ADJUSTED FOR
                                                                  AND AHP      THE PENDING                        THE PENDING
                                                                ACQUISITIONS   ACQUISITIONS   SIX MONTHS ENDED    ACQUISITIONS
                                    YEAR ENDED DECEMBER 31,      YEAR ENDED     YEAR ENDED        JUNE 30,         SIX MONTHS
                                  ---------------------------   DECEMBER 31,   DECEMBER 31,   -----------------    ENDED JUNE
                                   1993      1994     1995(1)     1995(2)        1995(3)       1995     1996(4)   30, 1996(5)
                                  -------   -------   -------   ------------   ------------   -------   -------   ------------
STATEMENT OF OPERATIONS DATA:
Revenues:
  Managed benefits............... $16,805   $31,607   $61,352   $     86,606   $    115,133   $29,175   $43,118   $     64,157
  Indemnity......................      --     5,514    16,622         16,622         22,093     8,459     7,422          7,600
  Interest income and other
    revenue......................     173       254     1,255          1,462          1,714       393       585            869
                                  -------   -------   -------       --------       --------   -------   -------        -------
    Total revenues...............  16,978    37,375    79,229        104,690        138,940    38,027    51,125         72,626
  Income before Federal income
    taxes, cumulative effect of a
    change in accounting
    principle and extraordinary
    charge.......................   2,879     3,352     5,862          8,391          9,991     2,051     4,828          6,598
  Net income applicable to common
    stock........................   1,863     2,096     3,589          5,137          5,789     1,251     3,056          3,930
  Net income per common share.... $  0.40   $  0.44   $  0.66   $       0.94   $       0.78   $  0.26   $  0.42   $       0.43
  Weighted average common shares
    outstanding..................   4,662     4,717     5,449          5,449          7,449     4,740     7,222          9,222
STATISTICAL DATA:
Members (in thousands):
    Managed benefits.............     214       642       855          1,075          1,515       675     1,095          1,535
    Indemnity....................      --        95        76             76             76        93        76             76
    Dental referral..............      --         4         6              6             66         4         4             64
        Total....................     214       741       937          1,157          1,657       772     1,175          1,675
Number of network general
  dentists.......................     545     2,530     2,872                                   2,485     3,000

                                                                                         JUNE 30, 1996
                                                                        -----------------------------------------------
                                                                                                           PRO FORMA
                                                                                                          AS ADJUSTED
                                                                                                            FOR THE
                                                                                                            PENDING
                                                                        ACTUAL(4)     AS ADJUSTED(6)     ACQUISITIONS(7)
                                                                        ---------     --------------     --------------
BALANCE SHEET DATA:
  Working capital.....................................................  $  18,449     $       71,161     $       16,211
  Total assets........................................................     76,142            127,876            131,810
  Total debt..........................................................      4,576                 --                 --
  Stockholders' equity................................................     64,671            120,981            120,981

---------------

(1) Included in the historical consolidated statement of operations of the Company for the year ended December 31, 1995 are the results of operations of US Dental after October 31, 1995. See "Pending and Recent
    Acquisitions -- Recent Acquisitions" and the Company's Consolidated Financial Statements and the Notes thereto.
(2) Pro forma to give effect to: (i) the US Dental and AHP acquisitions; and
    (ii) the Company's initial public offering that occurred in September 1995, as if all of such transactions had occurred at January 1, 1995. See "Pending and Recent Acquisitions -- Recent Acquisitions," "Financial Statements -- US Dental and AHP" and "Unaudited Pro Forma Condensed Consolidated Financial Statements."
(3) Adjusted to give effect to: (i) the US Dental and AHP acquisitions; (ii) the Company's initial public offering that occurred in September 1995; (iii) the issuance of the 2,000,000 shares of Common Stock offered by the Company hereby at the offering price of $30.00 per share and the payment of existing indebtedness; and (iv) the completion of the Pending Acquisitions, as if all of such transactions had occurred at January 1, 1995. See "Use of Proceeds," "Pending and Recent Acquisitions," "Financial Statements -- US Dental and AHP," "Financial Statements -- OraCare, UICI and KCDC" and "Unaudited Pro Forma Condensed Combined Financial Statements."
(4) Included in the historical consolidated statement of operations of the Company for the six months ended June 30, 1996 are the results of operations of AHP after January 31, 1996. The June 30, 1996 historical consolidated balance sheet of the Company includes AHP. See "Pending and Recent Acquisitions -- Recent Acquisitions" and the Company's Consolidated Financial Statements and the Notes thereto.
(5) Adjusted to give effect to: (i) the AHP acquisition; (ii) the issuance of the 2,000,000 shares of Common Stock offered by the Company hereby at the offering price of $30.00 per share and the payment of existing indebtedness; and (iii) the completion of the Pending Acquisitions, as if all of such transactions had occurred at January 1, 1995. See "Use of Proceeds," "Pending and Recent Acquisitions," "Financial Statements -- AHP," "Financial Statements -- OraCare, UICI and KCDC" and "Unaudited Pro Forma Condensed Combined Financial Statements."
(6) Adjusted to give effect to the issuance of the 2,000,000 shares of Common Stock offered by the Company hereby at the offering price of $30.00 per share and the payment of existing indebtedness, as if such transactions had occurred at June 30, 1996.
(7) Adjusted to give effect to: (i) the issuance of the 2,000,000 shares of Common Stock offered by the Company hereby at the offering price of $30.00 per share and the payment of existing indebtedness; and (ii) the completion of the Pending Acquisitions, as if all of such transactions had occurred at June 30, 1996. See "Use of Proceeds," "Pending and Recent Acquisitions," "Financial Statements -- OraCare, UICI and KCDC" and "Unaudited Pro Forma Condensed Combined Financial Statements."

                                  RISK FACTORS

     In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating an investment in the shares of Common Stock offered by this Prospectus. This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this Prospectus. See "Disclosure Regarding Forward-Looking Statements."

     Pending and Future Acquisitions. The Company's growth strategy is dependent in part upon the Company's ability to pursue and complete strategic acquisition opportunities as they arise. The necessity for regulatory approvals prior to an acquisition as well as the substantial amount of time and effort required to evaluate and negotiate a proposed acquisition may result in substantial uncertainty as to whether a proposed acquisition will be successfully consummated. In addition, even after an acquisition is consummated, no assurance can be given that management will be able to successfully and efficiently integrate and operate the acquired business or that unforeseen problems will not arise requiring financial commitments or management efforts not contemplated in connection with such acquisition. The Pending Acquisitions are subject to receipt of regulatory approvals and other conditions that may not occur or that may occur only if the terms of the acquisition vary from the terms described herein. No assurance can be given that the Company will be able to successfully implement its growth strategy through acquisitions, or that any acquisition, including the remaining Pending Acquisitions, will be consummated and successfully integrated into the Company's operations. Any delay or failure to successfully assimilate such acquisitions could result in cash expenditures and increased demands on management's time and could have a material adverse effect on the Company's business, financial condition and results of operations and on the price of the Common Stock. One of the Pending Acquisitions involves a dental practice management company which manages dental clinics operated by a licensed dentist. The laws of the state in which the dental clinics are located prohibit dentists from sharing fees with non-dentists and prohibits non-dentist entities from practicing dentistry. Although the Company believes the operations of the dental practice company are and will be in material compliance with existing applicable laws, the structure of the management relationship between the Company and the dentist has not been the subject of any state regulatory interpretations. In addition, the Company has not previously engaged in the dental practice management business. See "Business -- Business Strategy" and "Pending and Recent Acquisitions."

     Regulation. State insurance laws and other governmental regulations establish various licensing, operational, financial and other requirements relating to the prepaid dental plan business. State insurance departments and other regulatory agencies are typically empowered to interpret such laws and promulgate regulations applicable to the prepaid dental plan business. The laws and regulations relating to the health care industry in general, and prepaid dental plans specifically, are rapidly developing and have been the subject of numerous past and present proposals which, if adopted, could adversely affect the Company's business. Such proposals have included proposals that would require the Company to admit "any willing provider" to its dental networks, create mandatory minimum capitation payments to dental providers and specify minimum loss ratios or mandate schedules of benefits. In addition, the Company's insurance company subsidiary is subject to numerous laws and regulations applicable to insurance companies generally. The Company is unable to predict the extent to which changes to existing laws and regulations will be adopted or the effect that any such changes may have on the Company's business. The Company's ability to conduct its business in additional states is subject to regulatory approvals required in connection with either acquisitions of existing dental plan businesses or the application of the Company to conduct its existing business in additional states. Approvals to acquire another licensed prepaid dental plan business often require six months or longer to obtain, while licenses and approvals necessary to commence operations of the Company's existing business in an additional state can require two years or longer to obtain. In addition, no assurance can be given that the Company's applications for any such licenses or approvals will be granted. In the event any such licenses or approvals are not granted, the Company's plans to expand in additional states would be adversely affected. See "Business -- Business Strategy" and "-- Government Regulation."

     Medicare/Medicaid Programs. The Company contracts with certain medical HMOs that provide health services to members under the Medicare or Medicaid programs administered by certain state agencies. The

Company provides the dental benefits coverage under such plans of the medical HMOs. The medical HMOs receive reimbursement under either the Medicare or Medicaid programs for the benefits provided. As a result, the availability of such reimbursement or decreases in the level of reimbursement or changes in regulatory requirements could have a significant impact on the decisions of the medical HMOs to continue to offer dental benefits. In addition, in the event that the contracts between such medical HMOs and the state agencies are terminated or not renewed, such termination or nonrenewal would also terminate the Company's contract with such medical HMO as a provider for dental benefits. The membership of one of the Pending Acquisitions consists primarily of Medicaid members of medical HMOs. See "Business -- Government Regulation."

     Competition. The Company competes not only with other companies offering prepaid dental plans similar to those offered by the Company, but also with numerous other types of businesses in the health care industry, such as insurance companies offering both prepaid dental plans and indemnity insurance, medical HMOs offering dental benefit plans, self-funded employer plans, preferred provider organizations ("PPOs") and dental referral plans. The Company believes that the competition from all of such sources will continue to increase in the future and that insurance companies and HMOs in particular will continue to seek to enter the managed dental benefits business and expand their dental care markets. Many of the Company's competitors are better known to the public and have substantially greater financial and other resources than those of the Company. Price considerations have been a significant competitive factor in the past and the Company believes pricing will continue to be a significant competitive factor in the future, especially with respect to contracts awarded on the basis of competitive bidding. No assurance can be given that the Company will be able to compete effectively in the future. See
"Business -- Competition."

     Dentist Relationships. The Company's business strategy is dependent to a large extent upon the Company's continued maintenance of a large network of quality general and specialty dentists in each of the Company's markets. Generally, the Company and network dentists enter into nonexclusive contracts that can be terminated by either party with limited notice (generally 90 days). Primarily for such reasons, the Company did not allocate for financial statement purposes any portion of the consideration paid in the acquisitions of US Dental and AHP to the dentist networks of the acquired companies. The Company's business may be adversely affected if the Company is unable to establish and maintain contracts with an adequate number of dentists in any market. See "Business -- Dentist Networks" and "Pending and Recent
Acquisitions -- Acquisition Accounting Principles."

     Specialty Care and Indemnity Benefits. Under many of the prepaid dental plans offered by the Company, specialist dental care by specialist dentists is made available to members. Specialist dentists are reimbursed by the Company on a discounted, fee-for-service basis and are not reimbursed on a capitated basis. Accordingly, the Company retains the risk for the payment of specialist care benefits in such situations. In the event that the utilization of specialist care benefits increases under the outstanding plans of the Company, it could substantially adversely affect the profitability of the Company. With the acquisition of United Dental Care Insurance Company ("UDCIC") as part of the acquisition of International Dental Health, Inc. ("IDH") in 1994, the Company for the first time became involved in the operation of an indemnity insurance carrier subject to underwriting risk. The Company's present strategy regarding UDCIC is, in situations where the employer declines to use the Company's dual choice products, to primarily offer its indemnity policy to employer groups with greater than 250 employees. To the extent additional members select the UDCIC indemnity policy, UDCIC would become subject to additional underwriting risk. One of the Pending Acquisitions involves the acquisition of another indemnity insurance company through which a prepaid dental plan is operated in one state. Capital requirements applicable to insurers such as UDCIC may require capital contributions in the future to the extent earnings from operations are insufficient to satisfy these requirements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     Arizona Regulatory Issues. On May 24, 1996, the Arizona Department of Insurance filed a Notice of Administrative Hearing against the Company alleging that the Company consummated its acquisition of AHP in January 1996 without complying with the requirements of the Arizona Insurance Holding Company Act (the "Act"). AHP is licensed in Arizona as a prepaid dental plan organization. The Company did not make a filing under the Act because the Company's interpretation is that the Act does not apply to AHP since AHP is not an "insurer" as defined by and subject to the Act. Pursuant to the notice, the Arizona Department of Insurance seeks a fine of up to $50,000 against the Company, a fine of up to $10,000 against an officer of the Company, and an order directing compliance with the Act in connection with the AHP acquisition. The Arizona Department of Insurance has broad powers to seek other remedies, including injunctive relief and license revocation. There can be no assurance as to what relief may ultimately be sought or obtained by the Arizona Department of Insurance. The Company has filed an answer denying the allegations. A final determination against the Company could have a material adverse effect on the Company. See "Business -- Legal Proceedings."

     Anti-takeover Effect of Regulatory and Charter Provisions. State insurance laws applicable to the Company typically require regulatory approval for any proposed change of control of the Company. Generally, a change of control would be deemed to result if anyone acquired 10% or more of the outstanding voting stock of the Company, although regulatory authorities generally have discretion to determine whether a change of control in a particular case would occur whether or not 10% of the voting stock of the Company is acquired. Therefore, no one can acquire beneficial ownership of 10% or more of the outstanding Common Stock of the Company, whether pursuant to this offering, open market purchases or otherwise, without obtaining prior regulatory approval. Such regulatory approval requirement could also apply to the solicitation of proxies to vote 10% or more of the outstanding Common Stock and therefore could impair the ability of a stockholder to conduct a proxy contest. The Company could seek a regulatory hearing with respect to any stockholder proposal to acquire beneficial ownership or proxies for 10% or more of the Company's Common Stock, and any stockholder that fails to obtain regulatory approval in such circumstances may be subject to regulatory sanctions including the possibility of a divestiture order. In addition, failure to comply with such regulatory requirements could result in adverse consequences to the Company. Certain provisions of the Company's Certificate of Incorporation and Bylaws, certain sections of the Delaware General Corporation Law, and the ability of the Board of Directors to issue shares of Preferred Stock and to establish the voting rights, preferences and other terms thereof without further action by the stockholders, may be deemed to have an anti-takeover effect and may discourage takeover attempts not first approved by the Board of Directors and also could delay or frustrate the removal of incumbent directors, even if such takeover or removal would be beneficial to stockholders. These provisions also could discourage or make more difficult a merger, tender offer or proxy contest, even if such events would be beneficial to the interests of stockholders. The Delaware General Corporation Law imposes restrictions upon certain acquirors (including their affiliates and associates) of 15% or more of the Company's Common Stock. See "Business -- Government Regulation," "Description of Capital Stock -- Certain Provisions of Certificate of Incorporation and Bylaws" and "-- Business Combinations."

     Possible Control by Existing Stockholders. Upon consummation of this offering, the Company's executive officers and directors will, in the aggregate, beneficially own approximately 21.4% of the then outstanding Common Stock (approximately 20.7% if the Underwriters' over-allotment option is exercised in full). As a result, these stockholders, acting together, will be able to influence significantly and possibly control most matters requiring approval by the stockholders of the Company, including the election of directors. Such a concentration of ownership may have the effect of delaying or preventing a change in control of the Company, including transactions in which stockholders might otherwise receive a premium for their shares over then current market prices. See "Management," "Principal Stockholders" and "Description of Capital Stock."

     Dividends. The Company has never paid cash dividends on its Common Stock. The Company currently intends to retain earnings to finance the growth and development of its business and does not anticipate paying cash dividends in the foreseeable future. In addition, future bank borrowings may limit the ability of the Company to pay, or may prohibit the payment of, cash dividends. Applicable regulatory requirements may also restrict the ability of certain operating subsidiaries of the Company to pay dividends. See "Dividend Policy," "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Credit Facilities," and "Business -- Governmental Regulation."

     Risks Associated with Intangible Assets. At June 30, 1996, approximately $41.7 million, or 55.0%, of the Company's total assets were intangible assets. As adjusted for this offering, approximately 32.6% of the Company's total assets at June 30, 1996 would have been intangible assets. Giving effect to the Pending

Acquisitions as if such transactions occurred at June 30, 1996, approximately $95.6 million, or 72.5%, of the Company's total assets (as adjusted for this offering) would have been intangible assets. In the event of a sale or liquidation of the Company, there could be no assurance that the value of such intangible assets would be realized. In addition, any significant decrease in the value of such intangible assets could have a material adverse effect on the Company. See "Pending and Recent Acquisitions" and "Unaudited Pro Forma Condensed Combined Financial Statements."

     Possible Volatility of Stock Price. The stock market has experienced significant price and volume fluctuations that have affected the market price for many health care companies and that have often been unrelated to the operating performance of such companies. The trading price of the Common Stock may also be subject to significant fluctuations in response to variations in quarterly operating results, the gain or loss of significant contracts, changes in management, future announcements concerning the Company, legislative or regulatory changes, general trends in the industry and other events or factors. See "Business -- Competition," "-- Government Regulation" and "Underwriting."

                                USE OF PROCEEDS

     The net proceeds from the sale of the 2,000,000 shares of Common Stock offered by the Company hereby are estimated to be $56.3 million, based upon the offering price of $30.00 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by the Company. The Company intends to use such net proceeds and available working capital of the Company in the aggregate amount of approximately $51.7 million to fund the remaining Pending Acquisitions and approximately $4.6 million to pay certain amounts owed under agreements entered into in connection with the IDH, US Dental and AHP acquisitions. The Company currently has no agreements or understandings relating to any acquisitions other than the Pending Acquisitions. Until needed, the net proceeds of this offering will be invested in short-term investment grade, interest bearing obligations. See "Pending and Recent Acquisitions" and "Certain Transactions."

     Most of the Pending Acquisitions are anticipated to be completed after the completion of this offering. However, none of the Pending Acquisitions are subject to completion of this offering, and this offering is not subject to completion of any of the Pending Acquisitions. The Company has secured a commitment for a revolving line of credit in an amount up to $50 million with an unaffiliated bank to finance, together with the available cash of the Company, the remaining Pending Acquisitions if they are consummated prior to completion of this offering. If any of the remaining Pending Acquisitions are consummated prior to the completion of this offering, the Company may utilize such line of credit to fund such acquisitions. In that event, the loan would be repaid in full out of the net proceeds of this offering. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Credit Facilities" and "Pending and Recent Acquisitions."

                          PRICE RANGE OF COMMON STOCK

     The Common Stock of the Company has been included for quotation in the Nasdaq National Market under the symbol "UDCI" since the Company's initial public offering of Common Stock on September 21, 1995. Prior to that time, there was no public market for the Common Stock. The following tables set forth the high and low closing prices for the Common Stock for the periods indicated as reported by the Nasdaq National Market:

                                                                            HIGH         LOW
                                                                           ------       ------
1995:
  Third Quarter (from September 22, 1995)................................  $30.00       $27.75
  Fourth Quarter.........................................................   41.13        29.50

1996:
  First Quarter..........................................................  $43.75       $34.25
  Second Quarter.........................................................   44.25        37.25
  Third Quarter..........................................................   45.75        32.75
  Fourth Quarter (through October 28, 1996)..............................   36.25        30.75

     On October 28, 1996, the last reported sale price of the Common Stock was $30.75 per share, and there were approximately 96 holders of record.

                                DIVIDEND POLICY

     The Company has not paid or declared any cash dividends on its Common Stock since its inception. The Company currently intends to retain all future earnings for use in the expansion and operation of its business. In addition, future borrowings may limit the Company's ability to pay cash dividends. It is anticipated that the line of credit financing that may be used to finance the remaining Pending Acquisitions will contain a restriction on the payment of dividends. Any payments of cash dividends in the future will depend upon the financial condition, capital requirements and earnings of the Company, limitations on dividend payments by subsidiaries of the Company under applicable state laws, and such other factors as the Board of Directors may deem relevant. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources," "-- Credit Facilities" and "Business -- Government Regulation."

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company at June 30, 1996, and (i) as adjusted to give effect to the sale of the 2,000,000 shares of Common Stock by the Company hereby at the offering price of $30.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company and (ii) as further adjusted to give pro forma effect to the Pending Acquisitions. This table should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto and the Unaudited Pro Forma Condensed Combined Financial Statements and Notes thereto that appear elsewhere in this Prospectus. See "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources" and "Pending and Recent Acquisitions."

                                                                          JUNE 30, 1996
                                                               -----------------------------------
                                                                                       PRO FORMA
                                                                                      AS ADJUSTED
                                                                                        FOR THE
                                                                             AS         PENDING
                                                               ACTUAL     ADJUSTED    ACQUISITIONS
                                                               -------    --------    ------------
                                                                         (IN THOUSANDS)
Cash and short-term investments..............................  $20,345    $ 72,079      $ 19,110
                                                               =======     =======       =======
Total long-term debt (including current maturities)..........    4,576          --            --
                                                               -------     -------       -------
Stockholders' equity:
  Preferred Stock, $.10 par value: 500,000 shares authorized;
     no shares issued and outstanding........................       --          --            --
  Common Stock, $.10 par value: 15,000,000 shares authorized;
     6,908,416 shares issued and outstanding; 8,908,416
     shares issued and outstanding as adjusted(1)............      691         891           891
  Additional paid-in capital.................................   52,100     108,210       108,210
  Retained earnings..........................................   11,880      11,880        11,880
                                                               -------     -------       -------
          Total stockholders' equity.........................   64,671     120,981       120,981
                                                               -------     -------       -------
               Total capitalization..........................  $69,247    $120,981      $120,981
                                                               =======     =======       =======

---------------

(1) Excludes 617,000 shares of Common Stock issuable upon the exercise of stock options outstanding at June 30, 1996 at a weighted average exercise price of $22.60 per share. Also excludes 40,000 shares of Common Stock issuable upon the exercise of warrants outstanding at June 30, 1996 at a purchase price of $6.00 per share. A total of 48,000 of these stock options and warrants are exercisable at the date of this Prospectus. See "Management -- Stock Option Plans" and "Certain Transactions."

                            SELECTED FINANCIAL DATA

     The selected financial data presented below for the Company for the years ended December 31, 1993, 1994 and 1995, and at December 31, 1994 and 1995, are derived from the audited consolidated financial statements of the Company included elsewhere in this Prospectus. The selected financial data presented below for the Company for the six months ended June 30, 1995 and 1996, and at June 30, 1996, are derived from the unaudited consolidated financial statements of the Company included elsewhere in this Prospectus. The selected financial data presented below for the Company for each of the years ended December 31, 1991 and 1992, and at December 31, 1991, 1992 and 1993, are derived from the audited consolidated financial statements of the Company not included herein. The unaudited financial data includes all adjustments consisting of normal recurring adjustments which are considered necessary for a fair presentation of the financial position and results of operations of the Company for the periods covered thereby. Results for interim periods are not necessarily indicative of those to be expected for the year. This data is not necessarily indicative of the Company's future performance. The selected financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and the related Notes thereto included herein.

                                                                                                           SIX MONTHS ENDED
                                                                 YEAR ENDED DECEMBER 31,                       JUNE 30,
                                                   ---------------------------------------------------    ------------------
                                                    1991       1992       1993       1994      1995(1)     1995      1996(2)
                                                   -------    -------    -------    -------    -------    -------    -------
                                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Revenues:
    Managed benefits.............................  $10,846    $13,854    $16,805    $31,607    $61,352    $29,175    $43,118
    Indemnity....................................       --         --         --      5,514     16,622      8,459      7,422
    Interest income and other revenue............      130        147        173        254      1,255        393        585
                                                   -------    -------    -------    -------    -------    -------    -------
        Total revenues...........................   10,976     14,001     16,978     37,375     79,229     38,027     51,125
  Dental services expense:
    Managed benefits.............................    4,692      5,934      7,283     15,559     33,068     15,775     25,127
    Indemnity....................................       --         --         --      4,567     13,682      7,035      5,547
                                                   -------    -------    -------    -------    -------    -------    -------
        Total dental services expense............    4,692      5,934      7,283     20,126     46,750     22,810     30,674
                                                   -------    -------    -------    -------    -------    -------    -------
  Gross margin...................................    6,284      8,067      9,695     17,249     32,479     15,217     20,451
  Sales and marketing............................    2,105      2,445      3,025      5,756      9,637      5,012      5,726
  General and administrative.....................    2,571      3,101      3,632      7,062     14,785      6,988      8,685
  Depreciation and amortization..................      157        324        159        541      1,190        557      1,003
  Acquisition-related expenses...................       --         --         --        178         --         --         --
  Interest expense...............................       --         --         --        360      1,005        609        209
                                                   -------    -------    -------    -------    -------    -------    -------
  Income before Federal income taxes and
    cumulative effect of a change in accounting
    principle and extraordinary charge...........    1,451      2,197      2,879      3,352      5,862      2,051      4,828
  Provision for Federal income taxes.............      493        747        934      1,256      2,131        800      1,772
                                                   -------    -------    -------    -------    -------    -------    -------
  Income before cumulative effect of a change in
    accounting principle and extraordinary
    charge.......................................      958      1,450      1,945      2,096      3,731      1,251      3,056
  Preferred stock dividends......................       96         58         38         --         --         --         --
  Cumulative effect of a change in accounting
    principle....................................       --         --         44         --         --         --         --
  Extraordinary charge, net of tax...............       --         --         --         --        142         --         --
                                                   -------    -------    -------    -------    -------    -------    -------
  Net income applicable to common stock..........  $   862    $ 1,392    $ 1,863    $ 2,096    $ 3,589    $ 1,251    $ 3,056
                                                   =======    =======    =======    =======    =======    =======    =======
  Net income per common share....................  $  0.20    $  0.30    $  0.40    $  0.44    $  0.66    $  0.26    $  0.42
  Weighted average common shares outstanding.....    4,410      4,575      4,662      4,717      5,449      4,740      7,222

                                                                                 DECEMBER 31,
                                                               ------------------------------------------------    JUNE 30,
                                                                1991      1992      1993      1994       1995        1996
                                                               ------    ------    ------    -------    -------    --------
                                                                                      (IN THOUSANDS)
BALANCE SHEET DATA:
  Working capital............................................  $2,241    $3,474    $3,907    $ 1,365    $30,892    $18,449
  Total assets...............................................   3,927     5,485     7,283     31,404     86,588     76,142
  Total debt including current portion.......................      --        --        --     14,558     15,182      4,576
  Stockholders' equity.......................................   3,278     4,795     6,730      8,974     61,600     64,671

---------------

(1) Included in the historical consolidated statement of operations of the Company for the year ended December 31, 1995 are the results of operations of US Dental after October 31, 1995. See "Pending and Recent
    Acquisitions -- Recent Acquisitions" and the Company's Consolidated Financial Statements and the Notes thereto.

(2) Included in the historical consolidated statement of operations of the Company for the six months ended June 30, 1996 are the results of operations of AHP after January 31, 1996. See "Pending and Recent
    Acquisitions -- Recent Acquisitions" and the Company's Consolidated Financial Statements and the Notes thereto.

                     SELECTED UNAUDITED PRO FORMA CONDENSED
                             FINANCIAL INFORMATION

     The selected unaudited pro forma condensed financial information set forth below gives effect to: (i) the US Dental and AHP acquisitions; (ii) the sale of the 2,000,000 shares of Common Stock offered by the Company hereby and the application of the net proceeds therefrom as described in "Use of Proceeds;" and
(iii) the Pending Acquisitions, excluding the acquisition of Independent. The historical and unaudited pro forma financial information set forth below has been derived from, and is qualified by reference to, the consolidated financial statements of the Company, US Dental, AHP and the Pending Acquisitions, except Independent, and the unaudited pro forma financial statements included elsewhere in this Prospectus and should be read in conjunction with those financial statements and the notes thereto.

     The pro forma financial information set forth below reflects certain adjustments, including, among others, to record the amortization of goodwill and other intangible assets resulting from the US Dental, AHP and the Pending Acquisitions, except Independent. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the Unaudited Pro Forma Condensed Consolidated Financial Statements and Unaudited Pro Forma Condensed Combined Financial Statements and the related Notes thereto included elsewhere in this Prospectus. The pro forma financial information set forth below does not purport to represent what the results of operations or financial condition of the Company would actually have been if this offering and the transactions reflected therein had in fact occurred on such dates or to project the future consolidated results of operations or financial condition of the Company:

FOR THE YEAR ENDED DECEMBER 31, 1995:

                                                                                              PENDING
                                                                                            ACQUISITIONS
                                                                           PRO FORMA FOR      COMBINED      PRO FORMA AS
                                                                           THE US DENTAL        WITH        ADJUSTED FOR
                                                                 UDC          AND AHP         PURCHASE       THE PENDING
                                                              ACTUAL(1)   ACQUISITIONS(2)   ADJUSTMENTS    ACQUISITIONS(3)
                                                              ---------   ---------------   ------------   ---------------
                                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues:
  Premiums earned and other revenues........................   $78,626       $ 104,034        $ 34,076        $ 138,110
  Interest income...........................................       603             656             174              830
                                                               -------        --------        --------          -------
    Total revenues..........................................    79,229         104,690          34,250          138,940
                                                               -------        --------        --------          -------
Costs and expenses:
  Dental services and claims expense........................    46,750          65,049          19,177           84,226
  Sales and marketing & general and administrative..........    24,422          29,119          11,603           40,722
  Depreciation and amortization.............................     1,190           2,131           1,870            4,001
  Interest expense..........................................     1,005              --              --               --
                                                               -------        --------        --------          -------
        Total costs and expenses............................    73,367          96,299          32,650          128,949
                                                               -------        --------        --------          -------
Income before Federal income taxes and extraordinary
  charge....................................................     5,862           8,391           1,600            9,991
Provision for Federal income taxes..........................     2,131           3,254             948            4,202
                                                               -------        --------        --------          -------
Net income before extraordinary charge......................   $ 3,731       $   5,137        $    652        $   5,789
                                                               =======        ========        ========          =======
Net income per common share before extraordinary charge.....   $  0.68       $    0.94        $     --        $    0.78
Weighted average number of common shares outstanding........     5,449           5,449              --            7,449

FOR THE SIX MONTHS ENDED JUNE 30, 1996:

                                                                                                             PRO FORMA
                                                                               PRO          PENDING         AS ADJUSTED
                                                                 UDC        FORMA AS      ACQUISITIONS    FOR THE PENDING
                                                              ACTUAL(4)    ADJUSTED(5)      COMBINED      ACQUISITIONS(6)
                                                              ---------    -----------    ------------    ---------------
                                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues:
  Premiums earned and other revenues.........................  $50,728      $  51,904       $ 20,248         $  72,152
  Interest income............................................      397            399             75               474
                                                               -------       --------       --------          --------
        Total revenues.......................................   51,125         52,303         20,323            72,626
                                                               -------       --------       --------          --------
Costs and expenses:
  Dental services and claims expense.........................   30,674         31,555         11,207            42,762
  Sales and marketing & general and administrative...........   14,411         14,663          6,615            21,278
  Depreciation and amortization..............................    1,003          1,059            929             1,988
  Interest expense...........................................      209             --             --                --
                                                               -------       --------       --------          --------
        Total costs and expenses.............................   46,297         47,277         18,751            66,028
                                                               -------       --------       --------          --------
Income before Federal income taxes...........................    4,828          5,026          1,572             6,598
Provision for Federal income taxes...........................    1,772          1,850            818             2,668
                                                               -------       --------       --------          --------
Net income applicable to common stock........................  $ 3,056      $   3,176       $    754         $   3,930
                                                               -------       --------       --------          --------
Net income per common share..................................  $  0.42      $    0.34       $     --         $    0.43
Weighted average number of common shares outstanding.........    7,222          9,222             --             9,222
As of June 30, 1996:
Total current assets.........................................  $26,322      $  78,056       $  6,309         $  27,040
Total assets.................................................   76,142        127,876          3,934           131,810
Total current liabilities....................................    7,873          6,895          3,934            10,829
Total liabilities............................................   11,471          6,895          3,934            10,829
Stockholders' equity.........................................   64,671        120,981             --           120,981

---------------

(1) Included in the historical consolidated statement of operations of the Company for the year ended December 31, 1995 are the results of operations of US Dental after October 31, 1995. See "Pending and Recent
    Acquisitions -- Recent Acquisitions" and the Company's Consolidated Financial Statements and the Notes thereto.

(2) Pro forma to give effect to: (i) the US Dental and AHP acquisitions; and
    (ii) the Company's initial public offering that occurred in September 1995, as if all of such transactions had occurred at January 1, 1995. See "Pending and Recent Acquisitions -- Recent Acquisitions," "Financial Statements -- US Dental and AHP" and "Unaudited Pro Forma Condensed Consolidated Financial Statements."

(3) Adjusted to give effect to: (i) the US Dental and AHP acquisitions; (ii) the Company's initial public offering that occurred in September 1995; (iii) the issuance of the 2,000,000 shares of Common Stock offered by the Company hereby at the offering price of $30.00 per share and the payment of existing indebtedness; and (iv) the completion of the Pending Acquisitions, as if all of such transactions had occurred at January 1, 1995. See "Use of Proceeds," "Pending and Recent Acquisitions," "Financial Statements -- US Dental and AHP," "Financial Statements -- OraCare, UICI and KCDC" and "Unaudited Pro Forma Condensed Combined Financial Statements."

(4) Included in the historical consolidated statement of operations of the Company for the six months ended June 30, 1996 are the results of operations of AHP after January 31, 1996. The June 30, 1996 historical consolidated balance sheet of the Company includes AHP. See "Pending and Recent Acquisitions -- Recent Acquisitions" and the Company's Consolidated Financial Statements and the Notes thereto.

(5) Adjusted to give effect to: (i) the AHP acquisition as if such transaction had occurred at January 1, 1995; and (ii) the issuance of the 2,000,000 shares of Common Stock offered by the Company hereby at the offering price of $30.00 per share and the payment of existing indebtedness, as if all of such transactions had occurred at January 1, 1995 (or at June 30, 1996 for pro forma balance sheet information). See "Use of Proceeds," "Pending and Recent Acquisitions -- Recent Acquisitions," "Financial Statements -- AHP" and "Unaudited Pro Forma Condensed Consolidated Financial Statements."

(6) Adjusted to give effect to the Pending Acquisitions and the payment of existing indebtedness, as if all of such transactions had occurred at January 1, 1995 (or at June 30, 1996 for pro forma balance sheet information). See "Use of Proceeds," "Pending and Recent Acquisitions," "Financial Statements -- OraCare, UICI and KCDC" and "Unaudited Pro Forma Condensed Combined Financial Statements."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from the results discussed in the forward-looking statements. See "Disclosure Regarding Forward-Looking Statements."

OVERVIEW

     UDC is a managed dental benefits company that is licensed to operate prepaid dental plans in 26 states and, as of June 30, 1996, provides dental coverage to approximately 1,175,000 members. The Company offers a comprehensive range of prepaid dental plans capable of meeting the needs of employer groups of all sizes as well as individuals. UDC's dentist networks, as of June 30, 1996, consisted of approximately 3,000 general dentists as well as specialist dentists providing a broad range of dental services. The Company markets its services through multiple distribution channels, including a direct sales force of over 70 persons, independent brokers and third-party arrangements with medical HMOs.

  Membership

     The following table sets forth the number of members in the Company's managed benefit plans and indemnity plans and the growth rates period-over-period as of the indicated dates:

                                                                                     PRO                            PRO
                                                             DECEMBER 31,           FORMA          JUNE 30,        FORMA
                                                         --------------------    DECEMBER 31,    -------------    JUNE 30,
                                                         1993    1994    1995      1995(1)       1995    1996     1996(2)
                                                         ----    ----    ----    ------------    ----    -----    --------
                                                                        (IN THOUSANDS, EXCEPT PERCENTAGES)
Membership:.............................................
  Managed benefits......................................  214     642     855        1,075        675    1,095      1,535
  Indemnity.............................................   --      95      76           76         93       76         76
  Dental referral.......................................   --       4       6            6          4        4         64
                                                          ---     ---     ---        -----        ---    -----      -----
        Total membership................................  214     741     937        1,157        772    1,175      1,675
                                                          ---     ---     ---        -----        ---    -----      -----
Total membership growth.................................   --     246%     26%          56%        --       52%       117%
Membership growth excluding acquisitions(3).............   --      31%      4%          --         --        3%        --

---------------
(1) Pro forma to give effect to the AHP acquisition.
(2) Pro forma to give effect to the Pending Acquisitions.
(3) Excludes 460,000 members from IDH, 163,000 members from US Dental and 220,000 members from AHP, in each case for the periods in which the acquisitions were made when compared to the prior period.

     Total membership has grown at a compounded annual growth rate of 109% from 1993 to 1995. Membership growth is concentrated during employer group benefits enrollment periods generally occurring in the first and fourth quarters of each year. Membership growth excluding acquisitions has slowed as compared to the prior periods primarily as a result of higher than expected sales force turnover and management's emphasis on acquisition opportunities during the current year. The Company is currently addressing these issues through increased focus on mid-size and large employer groups, modified incentives in sales force compensation and increased emphasis on sales through independent brokers.

     The Company began operations in Texas in 1986 and expanded to Ohio in 1990 and Missouri in 1993. Since September 1994, the Company has acquired three companies which had approximately 843,000 members in the aggregate as of the respective acquisition dates. In addition, the Pending Acquisitions had approximately 500,000 members in the aggregate as of June 30, 1996.

  Revenues

     The Company's revenues are primarily derived from managed benefits premiums for the prepaid dental plans offered by the Company and, to a lesser extent, from indemnity premiums received by a subsidiary of the Company. The table below sets forth the Company's revenue components as a percentage of total revenue for the periods indicated:

                                                                                   SIX MONTHS
                                                                                      ENDED
                                                     YEAR ENDED DECEMBER 31,        JUNE 30,
                                                     -----------------------     ---------------
                                                     1993     1994     1995      1995      1996
                                                     -----    -----    -----     -----     -----
Premium revenue
  Managed benefits..................................  99.0%    84.6%    77.4%     76.8%     84.4%
  Indemnity.........................................    --     14.7     21.0      22.2      14.5
Interest income and other revenue...................   1.0      0.7      1.6       1.0       1.1
                                                     ------   ------   ------    ------    ------
                                                         -        -        -         -         -
          Total..................................... 100.0%   100.0%   100.0%    100.0%    100.0%
                                                     =======  =======  =======   =======   =======

     The revenue contribution from indemnity increased to 21.0% of revenues in 1995 primarily as a result of having a full year of revenues from the dental indemnity insurance subsidiary acquired on September 1, 1994. The Company had no indemnity premiums prior to that date. The Company expects revenue from indemnity products to represent a lower percentage of total revenue in the future as the Company continues to emphasize prepaid dental plans.

     The Company's product pricing varies based on the type of plan, the services provided (both general and specialty) and the amount of member copayment. In addition, pricing varies by marketplace based on employer and employee preference and competition. Pricing also may vary as a result of different pricing terms of the plans in effect at companies when acquired by UDC. As a result, per member pricing can fluctuate based on product mix, shifting marketplace preferences and acquisition timing. As contracts are renewed, the Company seeks to improve profitability on renewed plans by increasing pricing, by offering plans with additional services at higher prices and margins and by offering higher margin plans with fewer services at lower costs. The Company estimates that premium rate increases have generally averaged less than 3.5% per year during the three year period ended December 31, 1995.

  Dental Services Expense Ratio

     The following table sets forth the dental services expense ratios (dental services expense as a percentage of premium revenue) for the Company's managed benefit and indemnity plans for the periods indicated:

                                                                                    SIX MONTHS
                                                               YEAR ENDED              ENDED
                                                              DECEMBER 31,           JUNE 30,
                                                        ----------------------     -------------
                                                        1993     1994     1995     1995     1996
                                                        ----     ----     ----     ----     ----
Managed benefits....................................... 43.3%    49.2%    53.9%    54.1%    58.3%
Indemnity..............................................   --     82.8     82.3     83.2     74.7
          Total dental services expense ratio.......... 43.3     54.2     60.0     60.6     60.7

     The dental services expense ratio for the managed benefit plans increased during the last three fiscal years and the latest six month period as a result of integrating acquisitions that had higher dental services expense ratios. Some of the companies acquired by UDC offered plans that paid dentists a percentage of premiums higher than the plans of UDC. The Company expects prepaid dental services expense ratios on such plans to improve in the future as acquired contracts are converted to the Company's plans and less profitable contracts are not renewed. The dental services expense ratio for the indemnity plans has improved in the six months ended June 30, 1996 as compared to the prior period primarily as a result of the Company's efforts to standardize its indemnity products and the Company's emphasis on product pricing and profitability.

  Prior Acquisitions

     Effective September 1, 1994, the Company completed the acquisition of IDH for $14.3 million in cash and additional payments of $5.4 million over the six year period beginning September 16, 1994. Effective November 1, 1995, the Company completed the acquisition of US Dental for $1.3 million in cash at the closing, deferred payments of $1.0 million over the three-year period commencing November 30, 1995, and a promissory note in the amount of $10.3 million which was paid in January 1996. In addition, on February 1, 1996, the Company completed the acquisition of AHP for $14.3 million in cash at the closing and deferred payments of $600,000 over the three-year period commencing February 22, 1996. See "Pending and Recent Acquisitions -- Recent Acquisitions."

     The acquisitions of IDH, US Dental and AHP increased the Company's enrollment by approximately 843,000 members, further increased UDC's market presence in existing markets, permitted the Company to offer its prepaid dental plans in 17 new states and augmented the Company's product line by adding an indemnity insurance business. These acquisitions have resulted in greater penetration of new accounts within UDC's current markets and currently allow the Company to market its dental benefit programs to a broader customer base on a multi-state level.

RESULTS OF OPERATIONS

     The following table sets forth for the periods indicated the percentages of revenues represented by certain items reflected in the Company's consolidated statements of operations:

                                                                                      SIX MONTHS
                                                                                        ENDED
                                                        YEAR ENDED DECEMBER 31,        JUNE 30,
                                                        -----------------------     --------------
                                                        1993     1994     1995      1995     1996
                                                        -----    -----    -----     -----    -----
Total revenue.......................................... 100.0%   100.0%   100.0%    100.0%   100.0%
                                                        -----    -----    -----     -----    -----
Costs and expenses:
  Dental services expense..............................  42.9     53.8     59.0      60.0     60.0
                                                        -----    -----    -----     -----    -----
     Gross margin......................................  57.1     46.2     41.0      40.0     40.0
  Sales and marketing..................................  17.8     15.4     12.2      13.2     11.2
  General and administrative...........................  21.4     18.9     18.7      18.4     17.0
  Depreciation and amortization........................   0.9      1.4      1.5       1.4      2.0
  Acquisition-related expenses.........................    --      0.5       --        --       --
  Interest expense.....................................    --      1.0      1.2       1.6      0.4
                                                        -----    -----    -----     -----    -----
     Total costs and expenses..........................  83.0     91.0     92.6      94.6     90.6
                                                        -----    -----    -----     -----    -----
Net income before Federal income taxes, cumulative
  effect of a change in accounting principle and
  extraordinary charge.................................  17.0      9.0      7.4       5.4      9.4
Provision for Federal income taxes.....................   5.5      3.4      2.7       2.1      3.4
                                                        -----    -----    -----     -----    -----
Net income before cumulative effect of a change in
  accounting principle and extraordinary charge........  11.5      5.6      4.7       3.3      6.0
Preferred stock dividends..............................   0.2       --       --        --       --
Cumulative effect of a change in accounting
  principle............................................   0.3       --       --        --       --
Extraordinary charge...................................    --       --      0.2        --       --
                                                        -----    -----    ------    -----    -----
Net income applicable to common stock..................  11.0%     5.6%     4.5%      3.3%     6.0%
                                                        =====    =====    =====     =====    =====

SIX MONTHS ENDED JUNE 30, 1996 AND 1995

     Revenues. Managed benefits revenues increased by $13.9 million, or 47.8%, to $43.1 million in 1996 from $29.2 million in 1995. Interest income and other revenue increased $0.2 million. The increase in premium revenues was primarily a result of an increase in the number of members. During the first six months of 1996, managed benefits membership increased from 861,051 at December 31, 1995 to 1,099,508 at June 30, 1996, including an increase of approximately 220,000 members from the AHP acquisition. The increase in the comparable period in 1995 was from 740,984 to 771,714. Indemnity revenues declined from $8.5 million

(22.2% of revenues) to $7.4 million (14.5% of revenues) largely due to the termination of a large New Mexico group in December 1995.

     Dental Services. Dental services expenses increased $7.9 million, or 34.5%, to $30.7 million in 1996 from $22.8 million in 1995, primarily due to the increase in membership discussed above. Total dental services as a percentage of premium revenues remained relatively unchanged at 60.7% of premiums (60.6% in 1995). Dental service expenses for the Company's managed benefits plans, which consist primarily of capitation payments to general dentists, increased to 58.3% of managed benefits revenues in 1996, from 54.1% in 1995. The managed benefits plans offered by US Dental and AHP historically were sold at lower premium levels than the Company's pre-existing managed benefits plans, thereby resulting in the payment to general dentists of a relatively higher percentage of premiums. Claims expense for the indemnity business was 74.7% of indemnity revenues. See above discussion for additional information concerning trends in dental expenses.

     Sales and Marketing. Sales and marketing expenses increased $0.7 million, or 14.2%, to $5.7 million in 1996 from $5.0 million in 1995. Sales and marketing expenses as a percentage of revenue declined to 11.2% in 1996 from 13.2% in 1995. This decrease was largely attributable to the increase in the percentage of revenues from managed dental benefits plans relative to indemnity plans in 1996 as compared to 1995. Since the indemnity business generates a higher per member per month revenue than is generated by the managed dental benefits plans, and a portion of the sales and marketing costs, such as base salaries and printing costs, are fixed, the expenses as a percentage of revenues decline. In addition, the commissions paid on the indemnity business are lower as a percentage of revenues than those paid on the managed dental benefits plans.

     General and Administrative. General and administrative expenses increased $1.7 million, or 24.3%, to $8.7 million in 1996 from $7.0 million in 1995. The decline in general and administrative expenses as a percentage of revenues to 17.0% in 1996 from 18.4% in 1995 was primarily attributable to efficiencies achieved through the consolidation of executive staffs and accounting departments due to the acquisition of IDH, US Dental and AHP. In addition, there was a decrease in premium taxes as a percentage of revenue because the Company now generates a greater percentage of its revenues in states that have lower premium taxes.

     Depreciation and Amortization. Depreciation and amortization expenses increased $0.4 million, or 80.1%, to $1.0 million in 1996 from $0.6 million in 1995. This increase was the result of amortization of the goodwill and consulting and non-competition agreements attributable to the acquisitions of US Dental and AHP.

     Interest. Interest expense decreased to $0.2 million in 1996 from $0.6 million in 1995. The 1996 interest expense was composed of the imputed interest on the agreements incurred to finance the Company's acquisitions. The weighted average interest rate on these agreements during the first six months of 1996 was 7.9%. This weighted average interest rate also includes the fees for letters of credit related to the agreements.

     Taxes. The average tax rate was 36.7% and 39.0% in 1996 and 1995, respectively. The lower tax rate in 1996 was largely the result of the $0.4 million tax exempt interest income earned on cash balances. During the comparable period in 1995, the Company did not have significant cash balances and interest income was fully taxable. The average tax rate was higher than the statutory Federal tax rate of 34%, primarily as the result of the non-deductibility of the amortization of goodwill.

YEARS ENDED DECEMBER 31, 1995 AND 1994

     Revenues. Revenues increased by $41.8 million, or 112.0%, to $79.2 million in 1995 from $37.4 million in 1994. Of this increase, $2.2 million, or 5.3%, was attributable to the operations added through the acquisition of US Dental in November 1995. The remaining $39.6 million increase was a 106.1% increase in revenues to $77.0 million in 1995 from $37.4 million in 1994, in markets where the Company had operations in both periods. This increase was primarily a result of having IDH operations for the full year in 1995 compared to only four months in 1994 and the increase in the membership numbers. During 1995, members increased from 740,984 at December 31, 1994 to 937,355 at December 31, 1995. The increase in the comparable period in 1994 was from 214,455 to 740,984. Interest income and other revenue increased $1.0 million, or 394.1%, from

$0.3 million to $1.3 million in 1995. This increase was due to the interest income derived from the cash proceeds of the initial public offering in September 1995.

     Dental Services. Dental services expenses increased $26.6 million, or 132.3%, to $46.7 million in 1995 from $20.1 million in 1994. Total dental services as a percentage of revenue increased to 59.0% in 1995 from 53.8% in 1994, primarily due to the effect of a higher dental expense loss ratio in the indemnity insurance business that the Company acquired through IDH. Claims expense for the indemnity business was 82.3% of indemnity revenues in 1995 as compared to 82.8% in 1994. Dental service expenses for the Company's managed benefits plans, which consist primarily of capitation payments to general dentists, increased to 53.9% of managed benefits revenues in 1995, from 49.2% in 1994. This increase is attributable to the fact that the managed benefits plans offered by IDH have historically paid general dentists a higher percentage of premiums than the Company's pre-existing managed benefits plans. It is management's intention to increase premiums over the next several years, as market conditions permit, thereby increasing revenues. In most markets, amounts paid to general dentists will also be increased to maintain the Company's competitive position and to improve the economics for general dentists.

     Sales and Marketing. Sales and marketing expenses increased $3.8 million, or 67.4%, to $9.6 million in 1995 from $5.8 million in 1994. Sales and marketing expenses as a percentage of revenue declined to 12.2% in 1995 from 15.4% in 1994. This decrease was largely attributable to the change in product mix from primarily managed benefits plans in 1994 to a combination of indemnity and managed benefits plans in 1995, resulting from the acquisition of IDH effective September 1, 1994. Since the indemnity business generates a higher per-member-per-month revenue than is generated by the managed benefits plans, and a portion of the sales and marketing costs, such as base salaries and printing costs, are fixed, the expenses as a percentage of revenues decline. In addition, the commissions paid on the indemnity business are lower as a percentage of revenues than those paid on the managed benefits plans.

     General and Administrative. General and administrative expenses increased $7.7 million, or 109.4%, to $14.8 million in 1995 from $7.1 million in 1994. The decline in general and administrative expenses as a percentage of revenues to 18.7% in 1995 from 18.9% in 1994 was primarily attributable to efficiencies achieved through the consolidation of executive staffs and accounting departments due to the acquisition of IDH. In addition, there was a decrease in premium taxes as a percentage of revenue because the Company now generates a greater percentage of its revenues in states that have lower premium taxes.

     Depreciation and Amortization. Depreciation and amortization expenses increased $0.7 million, or 120.0%, to $1.2 million in 1995 from $0.5 million in 1994. Most of this increase was the result of amortization of goodwill and consulting and non-competition agreements (the "Agreements") attributable to the acquisitions of IDH and US Dental and the depreciation of the assets acquired.

     Interest. Interest expenses increased to $1.0 million in 1995 from $0.4 in 1994. The $1.0 million was composed of the interest on a bank loan incurred in 1994 to finance the IDH acquisition (the "Bank Loan"), a $10.3 million promissory note maturing January 18, 1996, that was issued in November 1995 as part of the consideration for the US Dental acquisition (the "Promissory Note"), and the imputed interest on the consulting and non-competition agreements incurred to finance the IDH and US Dental acquisitions (the "Agreements"). The weighted average interest rates on the Bank Loan, the Promissory Note and the Agreements during 1995 were 9.5%, 4.4% and 8.6%, respectively. These weighted average interest rates include the effects of amortization of debt issuance costs and the fees for letters of credit related to the Agreements.

     Taxes. The average tax rate was 36.4% and 37.5% in 1995 and 1994, respectively. In 1995 and 1994, the average tax rate was higher than the statutory Federal tax rate of 34.0%, primarily as the result of the nondeductibility of the amortization of goodwill. The average rate decrease from 1994 to 1995 was primarily due to tax exempt interest income in 1995.

     Extraordinary Charge. Upon completion of the Company's initial public offering in September 1995, the Company used a portion of the offering's proceeds to repay the Bank Loan. This required the write off of the unamortized debt-financing expenses capitalized in connection with the Bank Loan incurred to finance the IDH acquisition and the financing obtained (but not used) for the US Dental acquisition.

YEARS ENDED DECEMBER 31, 1994 AND 1993

     Revenues. Revenues increased by $20.4 million, or 120.1%, to $37.4 million in 1994 from $17.0 million in 1993. Of this increase, $16.9 million, or 82.8%, was attributable to the operations added through the acquisition of IDH effective September 1, 1994. The remaining $3.5 million was a 20.7% increase in revenues to $20.5 million in 1994 from $17.0 million in 1993 in markets where the Company had operations in both periods. This increase was primarily a result of an increase in the number of members and to a lesser extent, to premium rate increases. During the year, members increased from 214,455 at December 31, 1993 to 740,984 at December 31, 1994. The increase for all of 1993 was from 160,885 to 214,455.

     Dental Services. Dental services expenses increased $12.8 million, or 176.3%, to $20.1 million in 1994 from $7.3 million in 1993. Total dental services as a percentage of revenues increased to 53.8% in 1994 from 42.9% in 1993 primarily due to the effect of a higher dental expense loss ratio in the indemnity insurance business that the Company acquired through IDH in September 1994. Claims expense for the indemnity business was 82.8% of indemnity revenues. Dental service expenses for the Company's managed benefits business, which consist primarily of capitation to dentists, increased to 49.2% of managed benefits revenues in 1994 from 43.3% in 1993. This increase is attributable to the fact that the managed benefits plans offered by IDH have historically paid dentists a higher percentage of premiums than the Company's pre-existing plans paid.

     Sales and Marketing. Sales and marketing expenses increased $2.7 million, or 90.3%, to $5.7 million in 1994 from $3.0 million in 1993. Sales and marketing expenses as a percentage of revenues declined to 15.4% in 1994 from 17.8% in 1993. This decrease was largely attributable to the change in product mix from managed benefits plans only in 1993 to a combination of indemnity and managed benefits plans in 1994 as a result of the IDH acquisition. Since the indemnity business generates a higher per member per month revenue than generated by the managed benefits plans, and a portion of the sales and marketing costs, such as base salaries and printing costs, are fixed, the expenses as a percentage of revenues decline. In addition, the commissions paid on the indemnity business are lower as a percentage of revenues than those paid on the managed benefits plans.

     General and Administrative. General and administrative expenses increased $3.5 million, or 94.4%, to $7.1 million in 1994 from $3.6 million in 1993. The decline in general and administrative expenses as a percentage of revenues to 18.9% in 1994 from 21.4% in 1993 was primarily attributable to efficiencies achieved through the consolidation of executive staffs and accounting departments due to the acquisition of IDH. In addition, there was a decrease in premium taxes as a percentage of revenue because the Company now generates a greater percentage of its revenues in states that charge lower premium taxes.

     Depreciation and Amortization. Depreciation and amortization expenses increased $0.3 million, or 240.3%, to $0.5 million in 1994 from $0.2 million in 1993. Most of this increase was the result of amortization of goodwill and the Agreements entered into in connection with the acquisition of IDH and the depreciation of the assets acquired.

     Acquisition-Related Expenses. During 1994, the Company incurred $0.2 million of acquisition-related expenses. These expenses were all due to the acquisition of IDH in September 1994.

     Interest. Interest expenses increased to $0.4 million in 1994 from $0 in 1993. The $0.4 million was entirely attributable to the interest on the Bank Loan and the imputed interest on the Agreements incurred to finance the IDH acquisition. The weighted average interest rates on the Bank Loan and the Agreements during the portion of 1994 subsequent to the IDH acquisition were 8.3% and 8.8%, respectively. These weighted average interest rates include the effects of amortization of debt issuance costs and the fees for letters of credit related to the Agreements.

     Change in Accounting Principle. During 1993, the Company incurred a minor charge for the cumulative effect of a change in accounting principle as required by SFAS 109 for "Accounting for Income Taxes."

RESULTS OF OPERATIONS -- QUARTERLY INFORMATION

     The following table sets forth certain unaudited condensed consolidated financial data for the periods indicated:

                                                                            THREE MONTHS ENDED
                                          ---------------------------------------------------------------------------------------
                                          SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,
                                            1994        1994       1995       1995       1995        1995       1996       1996
                                          ---------   --------   --------   --------   ---------   --------   --------   --------
                                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues:
  Premiums earned........................  $ 9,164    $ 18,271   $18,683    $ 18,951    $19,058    $ 21,282   $24,490    $ 26,050
  Interest income and other revenue......       55         100       188         205        282         580       304         281
                                           -------    --------   -------    --------    -------    --------   -------    --------
        Total revenues...................  $ 9,219    $ 18,371   $18,871    $ 19,156    $19,340    $ 21,862   $24,794    $ 26,331
Costs and expenses:
  Dental services expense................    4,957      11,002    11,343      11,467     11,422      12,518    14,931      15,743
  Sales and marketing....................    1,459       2,334     2,586       2,426      2,298       2,327     2,798       2,928
  General and administrative.............    1,636       3,311     3,509       3,479      3,487       4,310     4,282       4,403
  Depreciation and amortization..........      140         270       275         282        288         345       465         538
  Interest expense.......................       49         311       315         294        310          86        94         115
                                           -------    --------   -------    --------    -------    --------   -------    --------
        Total costs and expenses.........  $ 8,241    $ 17,228   $18,028    $ 17,948    $17,805    $ 19,586   $22,570    $ 23,727
                                           -------    --------   -------    --------    -------    --------   -------    --------
Income before Federal income taxes and
  extraordinary charges..................      978       1,143       843       1,208      1,535       2,276     2,224       2,604
Provision for Federal income taxes.......      333         504       320         480        575         756       813         959
Extraordinary charge, net of tax.........       --          --        --          --        142          --        --          --
                                           -------    --------   -------    --------    -------    --------   -------    --------
Net income applicable to common stock....  $   645    $    639   $   523    $    728    $   818    $  1,520   $ 1,411    $  1,645
                                           =======    ========   =======    ========    =======    ========   =======    ========
Net income per common share..............  $  0.14    $   0.14   $  0.11    $   0.15    $  0.16    $   0.21   $  0.19    $   0.23

LIQUIDITY AND CAPITAL RESOURCES

     In September 1995, the Company completed an initial public offering of 2,375,000 shares of its Common Stock at an offering price of $22.00 per share resulting in net proceeds of approximately $48.0 million. The Company used approximately $9.9 million of such proceeds for the repayment of all outstanding indebtedness on the Bank Loan, which had been incurred in 1994 to finance the acquisition of IDH.

     The Company's historical operating cash requirements have been met through cash provided by operations. Net cash provided by operating activities was $2.9 million for the year ended December 31, 1995. Net cash provided by operating activities was $0.6 million for the six months ended June 30, 1996, composed of $1.3 million in cash provided by operating activities in the first quarter of 1996 partially offset by the use of $0.7 million in the second quarter. The second quarter's use of cash was a result of (i) a change to earlier capitation payments to certain network dentists that resulted in a one-time increase in cash outflow and (ii) a change to later collection of prepaid revenues from certain groups that resulted in a one-time decrease in cash flows. Both changes were instituted to provide better customer service and had no effect on operating earnings. The decrease in unearned premiums of $2.2 million and the decrease in accounts payable, accrued expenses and claims reserves of $2.0 million reflect this one-time impact on cash from operating activities.

     The Company's primary cash need after operations is for debt service on the Agreements entered into as a part of the prior acquisitions. The principal amount of such indebtedness of the Company at June 30, 1996 was $4.6 million. The various Agreements have fixed rates of interest ranging from 5.0% to 7.5% and require aggregate payments of principal and interest of $1.4 million per year. The $10.3 million Promissory Note was paid in full on January 18, 1996.

     Under applicable insurance laws of most states in which the Company conducts business, the Company's subsidiary operating in the particular state is required to maintain a minimum level of net worth and reserves. In general, minimum capital requirements are more stringent for insurance companies, such as United Dental Care Insurance Company ("UDCIC"). The Company may be required from time to time to invest funds in one or more of its subsidiaries to meet regulatory capital requirements. The implementation of risk-based capital regulations in states having jurisdiction over UDCIC may require that the Company increase its investment in UDCIC. However, the Company does not believe that compliance with such regulations will adversely affect the Company's ability to meet its operating cash requirements. The Company believes that UDCIC will be able to satisfy such regulations without the need for significant capital contributions by the Company. Applicable laws generally limit the ability of the Company's subsidiaries to pay dividends to the extent that required regulatory capital would be impaired. See
"Business -- Governmental Regulation."

     Capital expenditures were $2.2 million during the year ended December 31, 1995 and $2.0 million in the six months ended June 30, 1996. Such expenditures in 1995 primarily consisted of telephone equipment and the capitalized cost related to the new information system. In June 1995, the Company entered into a contract to acquire a new information system to replace its existing system. The project is currently expected to cost approximately $4.0 million and to be completed in the fourth quarter of 1996. Capital expenditures, other than the cost of the new information system, were $0.8 million during the six months ended June 30, 1996. Such expenditures primarily consisted of computer equipment and furniture purchased in connection with the integration of US Dental and AHP into the Company. Capital expenditures for the remainder of 1996, excluding the costs associated with the new information system, are expected to be approximately $0.7 million.

     The Company believes that cash flow generated by operations will be sufficient to fund its normal working capital needs and capital expenditures (other than any acquisitions) for at least the next twelve months.

     The Company believes that its operations are not materially affected by inflation. The Company's principal costs, such as dental services expense and sales and marketing expenses, are largely related to membership levels and are therefore variably related to premium revenues. Historically, the Company's rate of premium increases has been less than the rate of increase in the cost of dental services in general.

CREDIT FACILITIES

     Copies of the pending acquisitions commitment and the letters of credit described below have been filed as exhibits to the Registration Statement of which this Prospectus forms a part and are available as described under "Additional Information." The following summaries of certain provisions of the pending acquisitions commitment and the letters of credit do not purport to be complete and are subject to, and qualified in their entirety by reference to, all of the provisions of the pending acquisitions commitment and the letters of credit.

     Pending Acquisitions Commitment. The Company intends to use the net proceeds of this offering to finance the remaining Pending Acquisitions most of which are anticipated to be completed following completion of this offering. However, none of the Pending Acquisitions are subject to completion of this offering, and this offering is not subject to completion of any of the Pending Acquisitions. The Company has secured a commitment for a revolving line of credit in an amount up to $50 million with an unaffiliated bank to finance, together with available cash of the Company, the remaining Pending Acquisitions if they are consummated prior to completion of this offering. If any of the remaining Pending Acquisitions are consummated prior to the completion of this offering, the Company may utilize such line of credit to fund such acquisitions. In that event, the loan would be repaid in full out of the net proceeds of this offering. The commitment will be subject to various conditions and, accordingly, there can be no assurance that the Company will be able to complete such financing, if necessary.

     The commitment provides for a revolving credit facility in an amount up to $50 million, of which $35 million is a firm commitment and $15 million is on a "best efforts" basis. The purpose of the credit facility is to provide (i) for funding future acquisitions of managed dental benefits companies, (ii) for the issuance of letters of credit, (iii) for capital expenditures and (iv) at the election of the Company, a working capital line of credit in an amount up to $5 million out of the total amount available under the credit facility. The commitment will remain in effect until November 20, 1996. If established, the credit facility will have a term of two years. Outstanding indebtedness under the line of credit will bear interest payable quarterly, at the Company's option, at: (i) up to .25 over the base rate of the lender or (ii) up to 2.0% over LIBOR with the margin over the respective rates decreasing as the ratio of total funded debt to EBITDA decreases. The Company would pay an annual fee up to .25% of the amount available to be drawn under the credit facility and up to 1.00% of the amount available to be drawn under the letters of credit.

     The credit facility would be secured by the pledge of all the outstanding capital stock of the direct and indirect subsidiaries of the Company and a negative pledge on all other assets. The credit facility would contain numerous covenants including, among other things, that the Company would not, except in certain permitted instances, (i) incur any additional indebtedness; (ii) grant liens on any of the assets of the Company or its subsidiaries; (iii) declare or pay any dividends; or (iv) merge or consolidate with any other entity. In addition, the Company would be required to satisfy on an ongoing basis certain financial covenants. The Company's breach of any covenants would result in an event of default under the credit facility.

     Letters of Credit. The Company has arranged for the issuance of two letters of credit in the aggregate amount of $4.8 million. The letters of credit secure the obligations of the Company under certain agreements executed in connection with the IDH acquisition. The letters of credit decline in amount annually and expire in September 1998. The Company pays an annual fee equal to 1% of the amount remaining to be drawn under the letters of credit. The letters of credit will remain outstanding after the offering.

                                    BUSINESS

GENERAL

     UDC is a managed dental benefits company that is licensed to operate prepaid dental plans in 26 states and, as of June 30, 1996, provided dental coverage to approximately 1,175,000 members. The Company offers a comprehensive range of prepaid dental plans capable of meeting the needs of employer groups of all sizes as well as individuals. UDC's dentist networks, as of June 30, 1996, consisted of approximately 3,000 general dentists as well as specialist dentists providing a broad range of dental services. The Company markets its services through multiple distribution channels, including a direct sales force of over 70 persons, independent brokers and third-party arrangements with medical HMOs. The Company recently entered into agreements to acquire five managed dental benefits companies and one dental referral plan having approximately 500,000 members in the aggregate as of June 30, 1996. See "Pending and Recent Acquisitions."

     Managed dental benefits plans are usually offered as an alternative to traditional dental indemnity insurance, although the Company has the capability of offering dual choice plans that provide both prepaid and indemnity plans. Industry sources report that prepaid dental plans are typically priced 20% or more below comparable indemnity benefits based on 1992 indemnity-industry statistical information. Prepaid dental plans are offered by employers to employees frequently on a voluntary-participation basis with all or part of the premium being paid by the employee. At the time of enrollment, participating employees and dependents become members of the prepaid dental plan and, under most of the Company's plans, each member is entitled to select his or her own dentist from the dentist network. The Company pays the network dentist a fixed monthly amount, or capitation payment, for each member who selected that dentist, regardless of the services rendered in any particular month. In addition, the dentist is paid a separate fee, or copayment, by the member at the time of service for many of the dental services covered under the plan. Under the prepaid dental plans of the Company, virtually all covered dental services are provided through these capitation arrangements, in which the Company bears little financial risk for either utilization levels or cost of services.

THE MANAGED DENTAL BENEFITS INDUSTRY

  Background

     According to the U.S. Office of National Health Statistics, total expenditures for dental care in the United States grew from approximately $14.4 billion in 1980 to approximately $43.2 billion in 1993. According to the American Dental Association, there were approximately 138,000 active licensed dentists engaged in private practice in the United States in 1991. The American Dental Association estimated that in 1993 approximately 68% of the nation's private dentists were in solo practice and approximately 20% were in two-person practices.

     Historically, payment for dental services has been on a fee-for-service basis. Under this system, the individual, or a dental indemnity insurance company, pays fees established by the dentist for the dental services provided by the dentist and the dentist has little incentive to control costs or minimize expenses. The charges for such services generally vary widely among dentists. Since the individual pays all or a portion of the established fees, the individual is reluctant to incur the costs of preventive dental care. In addition, the individual has limited access to information regarding cost and quality on which to select a dentist.

  Dental Indemnity Insurance

     The number of individuals in the United States with dental benefits was estimated by the National Association of Dental Plans to be approximately 125 million in 1994, representing approximately 48% of the total United States population. Historically, dental coverage was not an employee benefit customarily provided by employers. The Company believes that dental benefits are a frequently requested employee benefit. In response to employee demand, employers have increasingly offered dental coverage to employees usually in the form of indemnity insurance. According to a 1993 survey performed by Foster Higgins, an employee benefits consulting firm, approximately 87% of employers with more than 200 employees, approximately 63% of employers with 50-199 employees and approximately 39% of employers with 10-49 employees offer dental coverage as an available employee benefit. Dental coverage is typically offered as a separate benefit from medical coverage with the employer frequently paying none, or only a portion, of the premium for the dental coverage.

     Dental indemnity insurance is similar to medical indemnity insurance in that the individual or the employer pays a premium for the dental insurance coverage and the insurance company pays or reimburses the dentist in whole or in part for the charges for dental services. While dental indemnity insurance companies have utilized mechanisms to control costs such as limiting charges to reasonable and customary charges for the community in which the services are rendered and utilizing preferred providers with whom discounted fee schedules are negotiated, such mechanisms do not transfer significant risk to the dentist or provide significant incentives to the dentist to control costs or reduce fees or to the individual to utilize preventative dental services.

  Managed Dental Benefits

     Increasing concern with the costs of health care, including dental care, has resulted in a greater willingness by employers and consumers to consider managed health care delivery systems. The Company believes that these alternate delivery systems are able to provide for services, or benefits, at a lower cost, or premium, than fee-for-service alternatives.

     Companies having the management expertise and industry knowledge required to establish and maintain a network of specialized providers such as dentists have developed specialized managed delivery systems to provide such health care services. HMOs, PPOs and other forms of managed health care plans for general medical services have not customarily devoted the resources to develop specialty managed delivery systems and frequently subcontract with companies providing single-specialty managed delivery systems such as the Company's prepaid dental plans.

     According to the National Association of Dental Plans, prepaid dental plans have grown from approximately 10.4 million covered members in 1991 to an estimated 19.5 million in 1995, an annual compounded growth rate of approximately 17.0%. The Company believes the relatively high growth rate for prepaid dental plans is attributable to: (i) the greater acceptance and utilization of managed care alternatives by employers and employees to reduce costs; (ii) the significant price advantage relative to indemnity plans; (iii) the cost effectiveness to employers of prepaid plans as an employee benefit; and
(iv) the growing acceptance of capitated dental plans by dentists, resulting in improved accessibility and convenience for members. The number of people with dental benefits was estimated by the National Association of Dental Plans to be approximately 125 million in 1995, of which approximately 16% were covered under prepaid dental plans representing approximately 8% of the total United States population. The Company believes there is significant growth opportunity for the managed dental benefits industry.

     A prepaid dental plan pays a fixed monthly capitation payment to the network dentist who provides dental services as needed at either no cost to the member or at reduced fees (copayments) paid by the member. Consequently, the risk of high utilization is shifted to the dentist, although generally the dentist receives copayments for many covered services that are often greater than the direct costs of the dentist, reducing financial risk. The capitation method rewards efficient providers who stress routine, preventive care and control their fixed expenses. In comparison, under the traditional fee-for-service payment system, the risk of utilization is borne by the insurer or the consumer, with little incentive to the dentist to be an efficient provider. The Company believes that the ability of a managed dental benefits plan to volume purchase, shift risk to providers and manage both the costs and utilization of dental care typically results in premiums 20% or more below premiums for a traditional indemnity plan.

     In addition, some prepaid dental plans provide for specialty care at fixed copayments by the member. Unlike medical care, the majority of dental care is provided by general dentists with some specialty care provided by endodontists (specialists in root canal therapy), oral surgeons (specialists in extractions), pedodontists (specialists in dentistry for children) and periodontists (specialists in gum-related treatment). Companies such as UDC that arrange for specialist care at fixed copayments are further able to manage the costs and utilization of dental services through specialist referral authorization programs and discounted fee arrangements with specialist dentists. Medium to large employers increasingly expect comprehensive dental care, including specialty care from prepaid dental plans, at stipulated copayments comparable to the type of coverage provided by a general medical plan.

     According to the National Association of Dental Plans, the number of dentists affiliated with prepaid dental plans was approximately 26,000 in 1994 or approximately 19% of all active dentists. The Company believes that significant growth of prepaid dental plans will continue as a result of: (i) growing acceptance and participation in such plans by dentists; (ii) greater acceptance of such plans by consumers who are becoming increasingly aware of the price advantages, improved service and convenience offered by such plans; and
(iii) recognition by employers that such plans can be used to provide important employee benefits at little or no cost to the employer. Consequently, the Company believes prepaid dental plans will be increasingly used to replace more expensive forms of dental coverage and provide dental coverage to greater portions of the population that presently have no dental coverage.

     The Company believes that the managed dental benefits industry has the potential for significant growth and is highly fragmented. The National Association of Dental Plans estimated that, at the beginning of 1994, approximately 40% of its members operating prepaid dental plans were single-state companies. The Company believes that large independent managed dental benefits companies will have a greater opportunity to grow and expand because of growing interest in multi-state coverage by medium and large employers and increased use by medical HMOs to contract with large dental plans to provide dental coverage to the medical HMO members. The Company believes that large dental plans have the resources and systems required to satisfy demands of employers and requirements of dentists and achieve economies of scale. The Company believes that the factors supporting the growth of large dental plans will give rise to consolidation opportunities.

BUSINESS STRATEGY

     The Company's goal is to be the leading managed dental benefits company in the United States with the ability to offer prepaid dental plans to employers of all sizes. The Company intends to maintain and develop a leadership position within each of its existing key markets and to strategically enter new markets that afford significant growth opportunities. At present, the Company is licensed to operate prepaid dental plans in 26 states (not including three additional states to be entered through the remaining Pending Acquisitions). The Company believes that as a large, multi-state managed dental benefits company with significant management depth and financial resources, the Company will have a competitive advantage over smaller and single-market companies in gaining market share and participating in the consolidation of the managed dental benefits industry. In order to implement its strategy, the Company will:

     Offer a Full Range of Comprehensive Dental Benefits Plans. One of the keys to the Company's success has been its ability to offer a broad range of prepaid dental plans providing different levels of dental coverage, including specialist care, tailored to meet the various needs of its customers. The variety of its prepaid dental plans has enabled the Company to attract both small, single-market employers and large, multi-state employers, as well as individuals. In addition, the Company has developed prepaid dental plans that may be offered in substantially all states where it is licensed so that large, multi-state employers can provide the same dental coverage to all of their employees.

     Ensure Quality Dental Care Through Accessible Dentist Networks. The Company's strategy is to be one of the three largest dentist networks in its key markets, providing a full spectrum of dental care, including specialty care. The Company believes that having provider relations representatives located in each of its key markets enhances the quality of its dentist networks. The local knowledge and expertise provided through these local representatives enables the Company to develop highly accessible dentist networks convenient for members, which is an important factor to employers in selecting a prepaid dental plan. All local efforts are supported by the Company's corporate and regional dental directors.

     Utilize Multiple Distribution Channel Marketing Efforts. The Company markets its prepaid dental plans to employers through (i) its direct sales force of over 70 persons focusing on medium to large groups such as multi-state employers and trade or professional organizations and (ii) a network of independent insurance brokers who market to smaller employers and individuals. In addition, the Company markets to third-party medical HMOs to offer its prepaid dental plans as an additional benefit to members of the medical HMO. The Company believes that its multiple distribution channel approach is a competitive advantage that provides the flexibility to meet the needs of the full spectrum of customers.

     Emphasize an Integrated Approach to Customer Service. The Company utilizes an integrated service approach involving local and regional specialized service representatives to optimize its operations and product strategy for each target market. Local offices are maintained in each of the Company's key markets with specialized sales and service representatives for employer groups and insurance brokers and with the local provider relations representatives for dentists. Customer service is performed by regional member service centers, accessed via an 800-telephone number, with the objective of providing consistent, responsive and efficient member service.

     Acquire Other Managed Dental Benefits Companies. The Company intends to continue with acquisition efforts to enter target markets and to expand its market penetration in current markets. The US Dental acquisition in November 1995 resulted in approximately 163,000 additional members, and the AHP acquisition in January 1996 resulted in approximately 220,000 additional members. The Pending Acquisitions, if completed, will result in approximately 500,000 additional members (including approximately 60,000 referral plan members) in the aggregate. The Company currently has no agreements or understandings relating to any acquisitions other than the Pending Acquisitions. See "Pending and Recent Acquisitions."

BENEFITS PLANS

  Managed Dental Plans

     The Company offers a full spectrum of managed dental plans ("Plans") through numerous state-level subsidiaries. The Plans range from lower coverage, higher copayment plans with low premiums to higher coverage, low copayment plans with higher premiums.

     Under each of the Company's Plans, a premium is paid to the Company for the type of coverage selected making the employee and each participating dependent a member of the Plan. Premium payments are made by the employer or by the employee (usually by payroll deduction) with respect to employer offered Plans or by the member directly. Over half of the Company's revenues are derived from Plans in which the member pays the entire premium. The remainder of the Plans are paid either entirely by the employer or partially by the employer with the member contributing the balance of the premium. Typically, the premiums charged are fixed for a 12-month contract, except for certain multiple year contracts that are subject to limitations on premium increases. Recently, the increase in the dental component of the Consumer Price Index has averaged approximately 6% per year. The Company estimates that its increases in premiums have averaged less than 3.5% per year and that the premiums charged by the Company are typically 20% or more below premiums for comparable indemnity dental benefits. Consequently, the Company believes that it is able to offer Plans that are not only less expensive than the indemnity competition, but also have had lower increases than most dental costs and indemnity premiums.

     Many of the Company's Plans permit each member to select his or her own individual general dentist from the Company's dentist network at the time of enrollment. The Company intends to incorporate this flexibility into all its Plans. Each month, the Company pays a fixed payment, or capitation, to the member's general dentist regardless of which services are rendered in the month. In return for the capitation payment and the specified copayments, the general dentist agrees to provide all covered services for the member.

     Although the Plans vary, typically routine preventive and diagnostic care (exams, x-rays, sealants, teeth cleanings) is provided at no charge or at a small copayment while basic care (including fillings and extractions) and specialty care (root canal therapy and gum disease, or periodontal services) is provided at stipulated copayments. More involved major care (such as crowns and bridges) is also provided at copayments that are frequently lower than the member's cost of coinsurance under a comparable indemnity insurance plan. The Company believes that a specialty care referral program with specialist dentists providing services at fixed copayments is necessary for the cost management of dental care services. Orthodontic care is also available under many of the Company's Plans.

  Dual Choice Plans

     The Company is able to offer employers Plans providing both managed dental benefits and traditional indemnity insurance coverage, commonly referred to as dual choice plans. Such Plans allow an employee to select the most suitable type of coverage at the beginning of the contract year by offering each employee the choice of a prepaid plan utilizing the Company's dentist network or traditional indemnity insurance coverage utilizing any dentist but usually at higher premiums and with lower coverage than the prepaid plan alternative. A dual choice plan is particularly useful when some employees reside in areas where the Company's dentist network is less developed or in states where the Company is not yet licensed to offer managed dental benefits.

     The indemnity portion of the dual choice plans is made available either through the Company's subsidiary that is licensed to offer dental indemnity insurance in all states where the Company operates a prepaid dental plan or through contractual arrangements with third party insurers. An employee who selects the indemnity insurance option pays a portion of the charges for covered services (or coinsurance) after satisfying any deductible. Although coinsurance payments are typically higher than the copayments charged for the same services under the other Company Plans, the employee may select any dentist for dental services. In certain states, the Company has contracted with PPOs for discounted fees for services covered under the Company's indemnity insurance.

     Currently, the Company offers its dual choice plans and its point of service plan as an enhancement to the marketing of its core business of prepaid dental benefits. As of June 30, 1996, the Company had approximately 76,000 individuals covered through its indemnity insurance subsidiary, excluding point of service members who are considered prepaid members.

  Third-Party Plans

     The Company offers customized plans and services through contractual arrangements with medical HMOs, including contracts under which the Company acts as a dental benefits subcontractor to HMO's that have contracted with state agencies to provide Medicare or Medicaid benefits. Under these arrangements, the Company often provides only preventive and diagnostic dental benefits but may also provide more comprehensive coverages, in each case either on a "private-label" basis or directly through the Company's Plans. As of June 30, 1996, the Company had 15 such arrangements which accounted for approximately 6.3% of its managed dental benefits membership and approximately 2.3% of its revenues. The Company believes its size and geographic scope give it a competitive advantage in developing additional third-party medical HMO relationships.

  Point of Service Plan

     The Company has developed a point of service plan ("POS") that provides members of the Company's prepaid dental plans the option of receiving dental services from dentists outside the Company's dentist network on an indemnity basis providing less coverage. The POS Plan allows the member to select the dentist of the member's choice each time services are obtained. Although the Company charges higher premiums under the POS Plan, the Company has somewhat greater risk exposure than under its managed dental benefit plans.

  Dental Referral Plan

     Through its acquisition of Association Dental Plan, Inc., the Company plans to offer a referral plan. This plan will initially be delivered through a network of approximately 9,400 providers in 36 states. The referral plan contracts with the dental providers to provide dental services to referral plan members at certain scheduled fee-for-service rates. Members of the referral plan pay a fixed fee per month for the member's ability to access the Company's referral plan network. The Company will bear no financial risk or responsibility for dental services provided to members in conjunction with its referral product.

DENTIST NETWORKS

     The Company designs its plans and capitation programs to create dentist networks of general and specialist dentists that the Company believes provide the quality of care and convenience needed to attract and retain members. The Company's strategy is to be one of the three largest dentist networks in each of its key markets. As of June 30, 1996, the Company had provider contracts with approximately 3,000 general dentists. The Company also had contracts with specialist dentists, representing the specialties of endodontics, oral surgery, orthodontics, periodontics and pedodontics. Since specialist care is covered under most of the Company's Plans, the Company has a specialist care referral review program in order to manage the specialist care provided.

     The Company employs 32 provider relations representatives located in local offices situated in its key markets who recruit general and specialty dentists, determine their qualifications for participation in the Company's network, provide administrative training to the dentist's office staff and assist the dentists with respect to participation in the Company's network. Collectively, the dental directors are responsible for establishing and monitoring the Company's quality review efforts, including credentialing and re-credentialing for network participation, review of specialty referrals and utilization review.

     Typically, the Company seeks established, private-practice dentists who have capacity in their practice to see at least 200 of the Company's members as new patients. Most general dentists and specialist dentists with whom the Company contracts have small dental offices similar to those familiar to most consumers. Both the dentist and the facility are reviewed in the Company's credentialing process, which includes verification of licensure and malpractice coverage, as well as a review of any actions that may have been taken by state regulatory authorities. In addition to professional practice capabilities, the Company also reviews the service amenities of the office, including available parking, days and hours of operation, a patient recall system for routine, preventive check-ups and radiographic and sterilization equipment and procedures. Upon determining that a dentist meets the Company's requirements for participation in the Company's dental network, the Company offers the dentist a provider contract setting forth the capitation payments, copayments, limitations and exclusions and other terms and conditions applicable to the specific Plans in which such dentist will participate. Provider contracts are typically non-exclusive and permit the Company or the dentist to terminate the contract with 90 days prior written notice. The Company periodically reviews its general and specialist dentists for continued compliance with Company requirements for participation in the Company's dentist network.

     The Company believes that the advantages to a dentist who participates in a managed dental benefits plan include: (i) increasing the size of the dentist's practice as a result of selection of the dentist by plan members and referrals from plan members; (ii) increasing practice profitability through utilization of excess capacity to accept additional patients; (iii) generation of predictable incremental cash flow from regular capitation payments; (iv) retention of patients seeking managed dental plan participation; and (v) reduction of paper work and collection risks associated with conventional fee-for-service practices.

     The general and specialist dentists are independent from the Company, providing service to members of the Company's Plans based upon dental practice standards in the community and their contractual arrangements with the Company. The Company requires that its network dentists maintain malpractice insurance and satisfy quality service standards.

MARKETS AND OPERATIONS

     The Company currently is licensed to market its prepaid dental plans in 26 states, and its indemnity plan in 25 states. As of June 30, 1996, approximately 75.1% of all UDC prepaid plan members were located in four states, Arizona, Texas, New Mexico and Colorado. The table below shows the approximate number of managed benefits members, indemnity members, referral plan members and total members of the Company as of June 30, 1996.

                                              MANAGED
                                             BENEFITS     INDEMNITY     REFERRAL PLAN
                   STATE                      MEMBERS      MEMBERS         MEMBERS        TOTAL MEMBERS
-------------------------------------------  ---------    ---------    ---------------    -------------
Arizona....................................    373,805      18,250           3,715            395,770
Texas......................................    269,390          --              --            269,390
New Mexico.................................    115,883       2,676              --            118,559
Colorado...................................     90,648       7,898              --             98,546
Ohio.......................................     63,640          --              --             63,640
Utah.......................................     44,095      15,368              --             59,463
California.................................     36,134      10,086              --             46,220
Washington.................................     38,214       4,684              --             42,898
Other states...............................     63,984      16,710              --             80,694
                                             ---------     -------           -----          ---------
          Totals...........................  1,095,793      75,672           3,715          1,175,180

     The acquisition of US Dental added approximately 163,000 members located in four states where the Company already operated prepaid plans. The acquisition of AHP added approximately 220,000 members, all of whom were located in Arizona. The Pending Acquisitions are expected to add approximately 500,000 members in the aggregate, of which approximately 350,000 members will be in four states where the Company presently has no members. See "Pending and Recent Acquisitions."

     The Company markets its plans to small, single-market employers and large, multi-state employers, as well as to individuals. No single employer group accounted for more than 2% of the Company's revenues for the six months ended June 30, 1996.

     The Company maintains its regional customer service centers in Phoenix, Arizona, San Diego, California, Denver, Colorado and Dallas, Texas. In addition, the Company maintains 23 local offices with group sales and service representatives and provider relations representatives in its key markets having significant concentrations of members.

SALES AND MARKETING

     The Company markets its Plans primarily to employers through: (i) its direct sales force of over 70 persons focusing on medium to large groups such as multi-state employers and trade or professional organizations; and (ii) a network of independent insurance brokers who market to smaller employers and individuals. In addition, the Company markets to medical HMOs to offer the Company's Plans as an additional benefit to HMO members. The Company believes its multiple distribution channel approach is a competitive advantage that provides the flexibility to meet the needs of the full spectrum of customers.

     The Company has focused the efforts of its direct sales representatives on medium-to-large employers typically employing more than 250 employees and having no relationship with an insurance broker. If an employer utilizes an insurance broker, the Company generally sells through the broker to maintain its broker relationships. The Company's direct sales representatives are compensated by a combination of base salary and commissions based upon membership growth. The Company has implemented a direct sales effort in all of its major markets.

     The Company also sells its Plans through independent insurance brokers who typically have relationships with small and medium size employers. Approximately two-thirds of the Company's membership is the result of sales through brokers who receive commissions based on premiums received by the Company from such sales.

     The Company has actively pursued alliances with HMOs to offer its Plans to HMO members either on a private label basis or as a separate benefit and currently has 15 such agreements in place. The Company believes that, as HMOs seek to differentiate their services, many will consider contracting for dental benefit plans and that the Company has a competitive advantage in arranging alliances with HMOs as a result of the Company's experience, size and geographic scope.

     Sales to employers, regardless of distribution channel, involve selling both the employer and its employees. Typically, the employee has the opportunity to select the Company's Plans during an annual open enrollment period. Frequently, representatives of the Company have the opportunity to make presentations directly to the employees, while in other cases the employer distributes the Company's marketing materials that explain the features and benefits of the Company's Plan. The Company stresses: (i) the quality and size of its dentist networks; (ii) the comprehensiveness of its Plan, including specialty care coverage; (iii) its integrated customer service approach in responding to member inquiries or complaints, including requests to change general dentists; and (iv) the value of the Plan in relation to Plan premiums and copayments.

CUSTOMER SERVICE

     The Company employs 92 group sales and service representatives, 32 provider relations representatives and 51 customer service representatives with primary responsibility to service the needs of its groups and brokers, general and specialist network dentists, and members, respectively. The Company's group sales and service representatives and provider relations representatives are based at the local market level, while the Company's customer service representatives are located at four regional customer service centers in Arizona, California, Colorado and Texas. Inquiries or complaints from members are handled over the telephone via 800-telephone numbers by the regional customer service representatives who provide consistent, responsive and efficient member services. The Company believes this integrated approach enables it to respond quickly and personally to group, broker and dentist issues where direct interaction is critical.

MANAGEMENT INFORMATION SYSTEMS

     All administrative, accounting, finance and information services are provided from the Company's administrative offices in Dallas, Texas. The Company believes that, in the managed dental benefits industry, an advanced information system can be a significant competitive advantage. Accordingly, in 1995, the Company entered into a contract to acquire an advanced software program specifically designed for the managed dental benefits industry and subsequently has acquired the necessary hardware to fully utilize such software. The Company believes its new information system will significantly enhance the Company's capabilities to provide customer service, analyze provider utilization, create opportunities to take advantage of market conditions and support new product development.

     All of the Company's business is in the process of being converted to the new information system. The conversion of the internally developed systems formerly in use by IDH and AHP prior to their respective acquisitions by the Company has been substantially completed. The Company's internally developed system and the internally developed system used by US Dental at the time of the US Dental acquisition are in the process of being converted. Until the conversion is completed, the Company believes its system and the US Dental system are adequate for the Company's current needs. The Company expects that all of these systems will be fully integrated to the new system by the end of 1996. The information systems of the Pending Acquisitions will be converted to the new system as rapidly as possible, although the timing for the completed integration of such systems cannot currently be estimated.

     The Company has an administrative services agreement with R.E. Harrington, Inc. ("Harrington") pursuant to which Harrington provides indemnity claim administrative services to the Company. The Company pays Harrington 3.85% of all claims paid by Harrington, which percentage may be reduced if Harrington does not meet performance guarantees. The term of this agreement is from January 1, 1995 to December 31, 1996, but the Company may terminate the contract with 90-day advance written notice and the payment of a contractual penalty.

COMPETITION

     There are numerous competitors wherever the Company conducts business, creating a highly competitive marketplace. The Company's competitors include:
(i) large insurance companies with the capability to offer both managed dental benefits and traditional dental indemnity insurance; (ii) HMOs that also offer dental benefits; (iii) self-funded employer programs; (iv) dental PPOs; (v) discounted, fee-for-service membership plans; and (vi) other local or regional companies offering prepaid dental plans.

     The Company believes the key factors in selecting a particular managed dental benefits company include: (i) the comprehensiveness and range of prepaid plans offered; (ii) the quality, accessibility and convenience of dentist networks; (iii) the responsiveness of customer service; and (iv) the premium charged. In all of the Company's markets, other prepaid dental plans and insurance companies compete aggressively on all of these factors, particularly in situations where the selection is through a competitive bidding process. Certain markets also have intense price competition that could occur in all markets in the future. In recent years, the Company has seen increasing competition coming from all competitive sectors and the Company anticipates that this trend will continue.

     Larger, national indemnity insurance companies that offer both prepaid and indemnity dental coverage may have a competitive advantage over independent dental plans due to availability of multiple product lines, established business relationships, better name recognition and greater financial and information systems resources. The Company believes that it can effectively compete with insurance companies due to the specialized focus of its management team and resources directed towards developing competitive dental benefits plans at generally lower premiums.

     While some medical HMOs offer their own prepaid dental plans, others contract with independent managed dental plans for those services. The Company believes that it can compete with HMOs that offer dental benefits and pursue opportunities to form alliances with HMOs to offer dental benefits to HMO members. See "-- Sales and Marketing."

GOVERNMENT REGULATION

  General

     State insurance laws and other governmental regulations establish various licensing, operational, financial and other requirements relating to the prepaid dental plan business. State insurance departments and other regulatory agencies are typically empowered to interpret such laws and promulgate regulations applicable to the prepaid dental plan business. The laws and regulations relating to the health care industry in general, and prepaid dental plans specifically, are rapidly developing and have been the subject of numerous past and present proposals which, if adopted, could adversely affect the Company's business. Such proposals have included proposals that would require the Company to admit "any willing provider" to its dental networks, create mandatory minimum capitation payments to dental providers and specify minimum loss ratios or mandate schedules of benefits. In addition, the Company's insurance company subsidiary is subject to numerous laws and regulations applicable to insurance companies generally. The Company is unable to predict the extent to which changes to existing laws and regulations will be adopted or the effect that any such changes may have on the Company's business.

     The Company's ability to conduct its business in additional states is subject to regulatory approvals required in connection with either acquisitions of existing prepaid dental plan businesses or the application of the Company to conduct its existing business in additional states. Approvals to acquire another licensed prepaid dental plan business often require six months or longer to obtain while licenses and approvals necessary to commence operations of the Company's existing business in an additional state can require two years or longer to obtain. In addition, no assurance can be given that the Company's applications for any such licenses or approvals will be granted, in which case the Company's plans to expand in additional states would be adversely affected. In circumstances where the Company is unable to obtain licenses to conduct its business in a particular state or pending the grant of a license, the Company would be required to conduct business through contractual arrangements with a licensed insurance company or a licensed HMO, which arrange-ments are typically less advantageous to the Company than its independent offering of its prepaid dental plans. See "-- Business Strategy."

     In addition to regulatory approvals for acquisitions and additional licenses, various regulatory approvals and filing requirements may apply to ongoing aspects of the Company's business such as approvals for benefits plans offered, premium rates and certain contractual relationships with HMOs and insurance companies. If the Company fails to maintain compliance with all material regulations, regulatory authorities are empowered to take certain actions against the Company such as license revocations that could adversely affect the Company's ability to conduct business.

  United Dental Care Insurance Company

     UDCIC is licensed to conduct business in 25 states. UDCIC is a traditional indemnity insurance carrier and therefore assumes underwriting risk. Currently, UDCIC provides the indemnity portion of some of the Company's dual choice plans. UDCIC has not issued any other form of insurance, and its maximum coverage under each dental insurance policy is generally $1,000.

     UDCIC is regulated by the Arizona Department of Insurance and the departments of insurance of the other states in which UDCIC is licensed to transact insurance business. The Company's ability to expand UDCIC's insurance operations into states in which UDCIC is not currently licensed is dependent, for the most part, on prior regulatory approval, which must be sought from the department of insurance in each state in which the Company is applying. Such reviews may take from six months to two years or more. Insurance companies are heavily regulated and require significant cash deposits for capital and surplus. The regulations of the various state insurance departments include specific requirements with regard to such matters as minimum capital and surplus, permitted investments, advertising, policy forms and claims processing requirements. See "-- Legal Proceedings."

     In December 1992, the National Association of Insurance Commissioners approved risk-based capital ("RBC") standards for life and/or health insurance companies, as well as a Model Act (the "RBC Model Act") to apply to such standards at the state level. The RBC Model Act requires an insurance company to submit an annual RBC report which compares its total adjusted capital with its risk-based capital as calculated by an RBC formula which takes into account the risk characteristics of the company's investments and products. The RBC formula includes capital requirements for four categories of risk: asset risk, insurance risk, interest rate risk and business risk, with capital requirements increasing for higher levels of risk. There are four levels of progressively more intense regulatory action against insurance companies whose total adjusted capital does not meet the RBC standards, starting with the company being required to submit a plan to improve its capitalization and ending with the state insurance department placing the company under regulatory control. The State of Arizona adopted the RBC Model Act effective January 1, 1996. At December 31, 1995, UDCIC's total adjusted capital was $6.7 million, or 299%, of the "company action level" of the RBC standard of $2.2 million. If the capital and surplus of UDCIC does not exceed the "company action level" at December 31, 1997, UDCIC would be required to submit a business plan to the state regulators. The Company does not believe that compliance with the RBC standards will adversely affect the Company's business since the Company estimates that UDCIC will be able to satisfy such standards without the need for significant capital contributions by the Company. In addition, the Company does not consider that compliance with the RBC standards will adversely affect the ability of the Company to meet its anticipated operating cash requirements.

FACILITIES

     The Company leases approximately 26,634 square feet of office space for its corporate offices in Dallas, Texas under a lease expiring in March 1997. In addition, the Company leases an aggregate of approximately 55,363 square feet of space for its other regional and local offices with lease terms expiring at various times through August 2001.

EMPLOYEES

     At June 30, 1996, the Company employed approximately 296 employees, of which 92 were sales personnel, 51 were customer service personnel, 32 were provider relations personnel, seven were dental directors and 114 were administrative personnel. The Company has no collective bargaining agreements with any unions and believes that its overall relations with its employees are good.

INSURANCE

     The Company carries general liability, comprehensive property damage, workers' compensation and other insurance coverages that management considers adequate for the protection of the Company's assets and operations. There can be no assurance, however, that the coverage limits of such policies will be adequate. A successful claim against the Company in excess of its insurance coverage could have a material adverse effect on the Company.

LEGAL PROCEEDINGS

     On May 24, 1996, the Arizona Department of Insurance filed a Notice of Administrative Hearing against the Company alleging that the Company consummated its acquisition of AHP in January 1996 without complying with the requirements of the Arizona Insurance Holding Company Act (the "Act"). AHP is licensed in Arizona as a prepaid dental plan organization. The Company did not make a filing under the Act in connection with the AHP acquisition because the Company's interpretation is that the Act does not apply to AHP since AHP is not an "insurer" as defined by and subject to the Act. Pursuant to the notice, the Arizona Department of Insurance seeks a fine of up to $50,000 against the Company, a fine of up to $10,000 against an officer of the Company and an order directing compliance with the Act in connection with the AHP acquisition. The Arizona Department of Insurance has broad powers to seek other remedies, including injunctive relief and license revocation. There can be no assurance as to what relief may ultimately be sought or obtained by the Arizona Department of Insurance. The Company has filed an answer denying the allegations. A final determination against the Company could have a material adverse effect on the Company.

     The Company is, and may be in the future, party to litigation arising in the course of its business. The Company carries insurance protecting it against liability arising out of the provision of dental care services by contracting dentists, who are not employees or agents of the Company. Claims against the Company arising out of the provision of dental care services by contracting dentists historically have been rare, but there can be no assurance that the Company will not become involved in such litigation or otherwise become subject to claims relating to its contracting dentists in the future. While the Company has no significant pending claims, there can be no assurance that the Company's insurance coverage will be adequate to cover all liabilities arising out of such claims or that any such claims will be covered by the Company's insurance. Any material claim which is not covered by insurance may have an adverse effect on the Company's business. Claims against the Company, regardless of their merit or outcome, may also have an adverse effect on the Company's reputation and business.

                        PENDING AND RECENT ACQUISITIONS

PENDING ACQUISITIONS

     The Company recently entered into agreements to acquire five managed dental benefits companies operating prepaid dental plans in New Jersey, Florida, Oklahoma, Missouri, Kansas and Michigan having approximately 440,000 members in the aggregate at June 30, 1996. In addition, the Company recently entered into an agreement to acquire a company that operates a multi-state dental referral plan having approximately 60,000 members at June 30, 1996. Two of these acquisitions were completed in October 1996. Upon completion of all of the acquisitions, the Company will obtain licenses to operate prepaid dental plans in four additional states and a license to operate an indemnity plan in one additional state.

  OraCare Transaction

     On September 5, 1996, the Company entered into agreements to acquire OraCare DPO ("OraCare"), a New Jersey prepaid dental plan having approximately 150,000 members at June 30, 1996, and to acquire a management company affiliated with OraCare. Approximately 75.6% of OraCare's members are Medicaid members of medical HMOs that contract with OraCare to provide the dental benefits under their plans. Members of one medical HMO represent approximately 34.4% of OraCare's total membership. In addition, as a part of the transaction, the Company agreed to cause one of its affiliates to acquire a dental professional association owned by the majority stockholder of OraCare. The affiliated management company provides management services to both the prepaid dental plan and the professional association which, as of June 30, 1996, operated eight dental clinics servicing both members of the OraCare prepaid dental plan and other third-party prepaid and fee-for-service patients.

     The OraCare entities had combined revenues of $9.2 million and $7.6 million for the years ended December 31, 1995 and 1994, respectively, and $6.7 million for the six months ended June 30, 1996. The consideration to be paid by the Company in connection with the OraCare transaction is $30.5 million plus certain contingent payments up to a maximum aggregate amount of $6.0 million based on the financial performance of the Company in the States of New Jersey and Pennsylvania in 1997 and 1998. The Company presently anticipates that approximately $30.2 million of the initial consideration in the OraCare transaction will be allocated to goodwill for financial statement purposes. See "-- Acquisition Accounting Principles," the OraCare Combined Financial Statements and the Notes thereto and the Unaudited Pro Forma Condensed Combined Financial Statements.

     In connection with the OraCare transaction, the Company will enter into employment agreements with two former OraCare stockholders as operating officers of the OraCare management company and two former stockholders as dental directors and dental providers of the professional association. In addition, the OraCare management company will enter into a long-term management contract pursuant to which it will furnish the facilities and equipment and certain management services to the OraCare professional association relating to the operation of its dental clinics. The capital stock of the OraCare professional association will be acquired by a licensed New Jersey dentist designated by the Company because of New Jersey regulations prohibiting the corporate practice of dentistry. The OraCare transaction is subject to the receipt of New Jersey regulatory approvals.

  UICI Transactions

     On September 10, 1996, the Company entered into definitive agreements to acquire the following companies, one of which is wholly owned by UICI, formerly known as United Insurance Companies, Inc., and one of which is majority owned by
UICI: (i) United Dental Care, Inc. ("United"), which, through an indemnity insurance subsidiary, operates a prepaid dental plan in Oklahoma having approximately 90,000 members at June 30, 1996; and (ii) International Dental Plan, Inc. ("IDP"), which operates a prepaid dental plan in Florida having approximately 100,000 members at June 30, 1996. On the same date, the Company agreed to acquire Association Dental Plan, Inc. ("ADP"), a wholly owned subsidiary of UICI that operates a multi-state dental referral plan having approximately 60,000 members at June 30, 1996. The acquisition of ADP was completed in October 1996.

     The consideration to be paid by the Company in connection with the United transaction is approximately $5.8 million (subject to adjustment based on the net worth of United at the time of closing less $750,000, which at June 30, 1996 would have resulted in additional consideration of approximately $1.6 million). In connection with the United transaction, the Company will enter into four-year employment agreements with two employees of United. The consideration to be paid by the Company in the IDP transaction is $4.5 million, and the consideration paid in the ADP transaction was $2.5 million. In addition, in connection with the ADP transaction, a note owed by ADP to UICI having a balance of approximately $770,000 was repaid in full.

     United, IDP and ADP had combined revenues of approximately $16.6 million for the year ended December 31, 1995 and $8.8 million for the six months ended June 30, 1996. The Company presently anticipates that approximately $10.4 million will be allocated to goodwill for financial statement purposes in connection with these transactions. See "-- Acquisition Accounting Principles," the UICI Dental Companies Combined Financial Statements and the Notes thereto and the Unaudited Pro Forma Condensed Combined Financial Statements.

     The United transaction is subject to receipt of Oklahoma regulatory approval. The IDP transaction is subject to the receipt of Florida regulatory approval. In the ADP transaction, the Company and two marketing entities affiliated with UICI having approximately 5,000 dedicated agents entered into a marketing agreement pursuant to which such agents will market the dental benefit products of the Company.

  Kansas City Dental Care Transaction

     On September 11, 1996, the Company entered into an agreement to acquire Kansas City Dental Care, Inc. ("KCDC"), which operates prepaid dental plans in Missouri and Kansas having approximately 90,000 members in the aggregate as of June 30, 1996. KCDC had revenues of approximately $8.4 million for the year ended December 31, 1995 and approximately $4.8 million for the six months ended June 30, 1996. The consideration to be paid by the Company in connection with the KCDC transaction is $12.5 million plus a contingent payment up to a maximum of $2.0 million based on the financial performance of the Company operations in the states of Missouri and Kansas in the second year after completion of the acquisition. The Company presently contemplates that approximately $12.4 million of the consideration to be paid in the KCDC transaction will be allocated to goodwill for financial statement purposes. In connection with the KCDC transaction, the Company will enter into three-year employment agreements with two management officers of KCDC, one of whom is a stockholder and officer of KCDC and the other of whom is the current chief executive officer (and stock option holder) of KCDC. The KCDC transaction is subject to the receipt of Missouri and Kansas regulatory approvals. The Company currently operates prepaid dental plans in both states. See the Kansas City Dental Care Financial Statements and the Notes thereto and "Unaudited Pro Forma Condensed Combined Financial Statements."

  Independent Dental Plan Transaction

     On June 28, 1996, the Company entered into an agreement to acquire Independent Dental Plan, Inc. ("Independent"), which operates a prepaid dental plan in Michigan having approximately 10,000 members at June 30, 1996. Independent had revenues of approximately $1.7 million for the year ended December 31, 1995 and $0.9 million for the six months ended June 30, 1996. The Independent acquisition was completed in October 1996. The consideration paid by the Company in connection with the Independent transaction was approximately $1.2 million. In addition, in connection with the Independent transaction, the Company entered into employment agreements with two of the operating officers of Independent.

     The Company intends to use the net proceeds of this offering to finance the remaining Pending Acquisitions, most of which are anticipated to be completed following completion of this offering. However, none of the Pending Acquisitions are subject to completion of this offering, and this offering is not subject to completion of any of the Pending Acquisitions. The Company has secured a commitment for a revolving line of credit in an amount up to $50 million with an unaffiliated bank to finance the remaining Pending Acquisitions if they are consummated prior to completion of this offering. In that event, the loan would be repaid in full out of the net proceeds of this offering. See "Management's Discussion And Analysis Of Financial Condition and Results Of
Operations -- Credit Facilities."

     Except as otherwise noted in this Prospectus, all information in this Prospectus regarding the Company and its subsidiaries excludes information relating to the Pending Acquisitions.

RECENT ACQUISITIONS

  US Dental Transaction

     Effective November 1, 1995, the Company acquired U.S. Dental Management, Inc. ("US Dental"), which operated prepaid dental plans in Arizona, New Mexico, Nebraska and Colorado and administered a prepaid dental plan owned by a third party in Nevada. The US Dental plans had approximately 163,000 members at the time of the acquisition. US Dental had revenues of approximately $13.3 million and $13.0 million for the years ended December 31, 1995 and 1994, respectively. The consideration paid by the Company in the US Dental acquisition was approximately $12.6 million, which included the present value of amounts payable under 50-month consulting agreements and 36-month non-competition agreements with the two former stockholders of US Dental.

     The consideration paid in the US Dental acquisition was allocated for financial statement purposes in the amounts of approximately $11.7 million to goodwill, approximately $0.2 million to the non-competition and consulting agreements and the balance to tangible assets. See "-- Acquisition Accounting Principles."

  AHP Transaction

     Effective February 1, 1996, the Company acquired Associated Health Plans, Inc. ("AHP"), which operated prepaid dental plans in Arizona having approximately 220,000 members at the time of the acquisition. AHP had revenues of approximately $14.2 million and $12.6 million for the years ended December 31, 1995 and 1994, respectively. The consideration paid by the Company in the AHP transaction was approximately $15.0 million, which includes the present value of amounts payable under 36-month non-competition agreements with four former stockholders of AHP. The consideration paid in the AHP transaction was allocated for financial statement purposes in amounts of approximately $14.1 million to goodwill, approximately $0.6 million to the non-competition agreements and the balance to tangible assets. In making such allocation, the Company applied the same accounting principles that it applied in connection with the US Dental acquisition. See "-- Acquisition Accounting Principles."

ACQUISITION ACCOUNTING PRINCIPLES

     A substantial majority of the consideration paid by the Company in the US Dental and AHP acquisitions was allocated to goodwill for financial statement purposes. Goodwill relates to items traditionally associated with going concern values such as the reputation of an acquired entity in its markets, name recognition, the ability to maintain and further develop systems and market position in geographic areas in which the Company previously did not have a market position. The allocations made in the US Dental and AHP acquisitions were not based on third-party appraisals. The Company relied on its own expertise and experience in the industry in making the valuation for such allocation. Other than the amounts allocated to the non-competition and consulting agreements, the Company did not allocate any portion of the consideration to other intangibles such as dentist networks and subscriber contracts. The amounts allocated as the values of the non-competition and consulting agreements were significantly below the contractual payments due under such agreements based on an estimate by the Company of the value of the benefits expected under such agreements. See the Company's Consolidated Financial Statements and the Notes thereto, the US Dental Financial Statements and the Notes thereto, the AHP Combined Financial Statements and the Notes thereto and the Unaudited Pro Forma Condensed Consolidated Financial Statements.

     The Company did not allocate any portion of the US Dental or AHP consideration to dentist networks because the dentist provider contracts were non-exclusive and could be terminated on limited notice. The Company believes that the expense attributable to recruiting new dentists does not constitute a material portion of the Company's expenses incurred with respect to its ongoing activities relating to credentialing dentists and maintaining its dental provider relationships. The Company did not allocate any portion of the US Dental or AHP consideration to subscriber contracts because the employer group agreements generally had terms of less than one year. Additionally, individual subscribers could terminate participation in the plan periodically during the term of the employer group agreement, or at any time, if they cease to be employed by the employer. The cost relating to recruiting, credentialing and maintaining dentist networks and to sales and to account maintenance efforts are expensed by the Company as incurred.

     The Company intends to apply the same accounting principles it applied in connection with the US Dental and AHP acquisitions in allocating for financial statement purposes the consideration paid in connection with the Pending Acquisitions.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth certain information concerning the executive officers and directors of the Company:

                NAME                   AGE                       POSITION
-------------------------------------  ---   -------------------------------------------------
William H. Wilcox(1).................  44    President, Chief Executive Officer and Director
Mark E. Pape.........................  46    Senior Vice President, Chief Financial Officer,
                                             Treasurer and Secretary
Peter R. Barnett, DMD................  44    Senior Vice President and Chief Operating Officer
Jack R. Anderson(1)(2)...............  71    Chairman of the Board of Directors
James B. Kingston....................  43    Vice Chairman of the Board of Directors
James K. Newman(1)...................  52    Director
William H. Longfield(2)..............  58    Director
George E. Bello(3)...................  60    Director
James E. Buncher(3)..................  60    Director
Donald E. Steen......................  49    Director
Robert J. Nettinga...................  45    Director

---------------

(1) Member of the Executive Committee.
(2) Member of the Compensation Committee.
(3) Member of the Audit Committee.

     Mr. Wilcox has been the President and Chief Executive Officer and a Director of the Company since May 1996. He succeeded Mr. Kingston who had served as the President of the Company since its inception in December 1985. From September 1994 to May 1996, he served as a Group President of Columbia/HCA Healthcare Corporation, a health care services corporation primarily involved in the ownership and operation of hospitals and the provision of related services. From September 1992 to September 1994, Mr. Wilcox was Chief Operating Officer of Medical Care America, Inc., a corporation that operated ambulatory surgery centers. Medical Care America, Inc. was acquired by Columbia/HCA Healthcare Corporation in September 1994. Mr. Wilcox served as Executive Vice President and Chief Operating Officer of Medical Care International, a predecessor to Medical Care America, from 1983 to September 1992.

     Mr. Pape has been Senior Vice President and Chief Financial Officer, Treasurer and Secretary of the Company since January 1995. From September 1991 to January 1995, he was the Executive Vice President and Chief Financial Officer of American Income Holding, Inc., an insurance holding company with subsidiaries that issued individual supplemental life and accident insurance. From January 1988 to September 1991, he was an associate director of Bear, Stearns & Co. Inc., an investment banking company.

     Dr. Barnett served as Senior Vice President, Operations of the Company from January 1995 until January 1996, when he became Senior Vice President and Chief Operating Officer. From August 1994 to January 1995 he was the Executive Director of Prudential DMO, a managed dental care company, where he was responsible for its southeastern United States operations. From March 1993 to August 1994, he was an independent consultant to managed health care companies. From October 1991 to March 1993, he was a Senior Vice President of Pearle Vision, Inc., an optical care company, where he had responsibility for managed vision care programs, quality assurance, professional affairs and franchise operations. He served as a Vice President of Pearle Vision, Inc. from July 1988 to October 1991.

     Mr. Anderson has been Chairman of the Board of Directors of the Company since December 1985. Mr. Anderson has been the President of Calver Corporation, a health care consulting and investment firm, and a private investor since 1982. Mr. Anderson currently serves on the board of directors of FHP International Corporation and Horizon Mental Health Management, Inc.

     Mr. Kingston has served as a Director of the Company since December 1985. He became Vice Chairman of the Board in February 1996. He served as the President and Chief Executive Officer of the Company from December 1985 until May 1996. Since May 1996, Mr. Kingston has been a private investor. He served as Chairman of the National Association of Dental Plans for 1994 and 1995 and previously served as a director of that organization from 1989 to 1992 and as chairman of its legislative committee from 1990 to 1992.

     Mr. Newman has been a Director of the Company since January 1986. Mr. Newman has been the President and Chief Executive Officer of Horizon Mental Health Management, Inc., a contract manager of mental health services and programs for general acute care hospitals, since July 1989. Mr. Newman currently serves on the board of directors of Horizon Mental Health Management, Inc. and Telecare Corporation.

     Mr. Longfield has been a Director of the Company since January 1986. He has been the Chairman and Chief Executive Officer of C.R. Bard, Inc., a multi-national developer, manufacturer and marketer of health care products, since September 1995. He was President and Chief Executive Officer of C.R. Bard, Inc. from October 1993 to September 1995, President and Chief Operating Officer from September 1991 to October 1993 and Executive Vice President and Chief Operating Officer from February 1989 to September 1991. Mr. Longfield currently serves on the board of directors of C.R. Bard, Inc., Manor Care, Inc., Horizon Mental Health Management, Inc., The West Company, Health Industry Manufacturers Association and Atlantic Health Systems. He is currently a Trustee of Centenary College.

     Mr. Bello was elected to the Board of Directors in December 1995. Mr. Bello has been Executive Vice President and Controller of Reliance Group Holdings, Inc., an insurance holding company, since 1979. Mr. Bello serves on the board of directors of Reliance Group Holdings, Inc., Reliance Financial Services Corporation, Zenith National Insurance Corp. and Horizon Mental Health Management, Inc.

     Mr. Buncher was elected to the Board of Directors in February 1996. Mr. Buncher has served as President of Health Plans Group of Value Health, Inc., a national specialty managed care company, since September 1995 and as President and Chief Executive Officer of Community Care Network, Inc., a Value Health subsidiary, since August 1992. During 1992, he served as a general management consultant to TakeCare, Inc., a managed care company, and, from 1987 through 1991, he served as a general partner in Lake Investments, a Dallas, Texas-based investment company. He currently serves on the board of directors of Alliance Imaging, Inc.

     Mr. Steen was elected to the Board of Directors in April 1996. He has been President of the International Group of Columbia/HCA Healthcare Corporation since September 1994. From August 1981 to September 1994, Mr. Steen was Chief Executive Officer of Medical Care America, Inc. Mr. Steen currently serves on the board of directors of Horizon Mental Health Management, Inc.

     Mr. Nettinga, a private investor, has been a Director of the Company since September 1994. Mr. Nettinga was a founder of the predecessor to IDH and served as a director of IDH and its predecessor from 1977 until 1994. Since September 1994, Mr. Nettinga has been a private investor.

     There are no family relationships between any executive officers and directors of the Company. The Board of Directors is presently authorized to consist of nine members.

     The Company, certain of its stockholders and Mr. Nettinga entered into a Stockholders Agreement dated September 16, 1994 pursuant to which such stockholders agreed to vote all shares of Common Stock owned by them for the election of Mr. Nettinga as a Director of the Company, and the Company and such stockholders agreed that the Board of Directors of the Company would consist of not less than seven members. The Stockholders Agreement has a term ending upon the earlier of four years from the date of the agreement or the date on which all obligations are paid under a non-competition agreement and a consulting agreement among the Company, Mr. Nettinga and an affiliated entity. The stockholders who are parties to the Stockholders Agreement include Messrs. Kingston, Anderson, Newman and Longfield. The stockholders who are parties to the Stockholders Agreement beneficially own in the aggregate approximately 15.6% of the Common Stock of the Company outstanding prior to this offering and will beneficially own in the aggregate approximately 12.1% of the Common Stock outstanding after this offering. See "Principal Stockholders" and "Certain Transactions."

EXECUTIVE COMPENSATION

     The following table provides certain summary information concerning compensation awarded to, earned by or paid to the Chief Executive Officer and other officers of the Company named below (collectively, the "Named Executive Officers") for the periods indicated.

                           SUMMARY COMPENSATION TABLE

                                                                                           LONG-TERM
                                                       ANNUAL COMPENSATION                COMPENSATION
                                            -----------------------------------------     ------------
                                                                       OTHER ANNUAL        SECURITIES
                                                                       COMPENSATION        UNDERLYING
   NAME AND PRINCIPAL POSITION     YEAR      SALARY      BONUS(1)           (2)            OPTIONS(#)
---------------------------------  ----     --------     --------     ---------------     ------------
James B. Kingston(3).............  1995     $180,000     $200,000         $ 4,901                --
  Vice Chairman of the Board       1994      150,000       60,000           2,100            48,000
Mark E. Pape(4)..................  1995      137,760       53,400           2,467            40,000
  Senior Vice President and Chief
  Financial Officer
Peter R. Barnett, DMD(5).........  1995      123,216       51,200           2,586            30,000
  Senior Vice President and Chief
  Operating Officer

---------------

(1) Amounts shown for 1995 represent bonuses earned in the year ended December 31, 1995 and paid in 1996. Amounts shown for 1994 represent bonuses earned in 1994 and paid in 1995. Excludes deferred bonus payments not payable until 1997, or later, that are contingent upon continued employment with the Company. Such deferred amounts for Mr. Kingston, Mr. Pape and Dr. Barnett were $32,200, $19,320, and $18,030, respectively.

(2) Represents premiums paid by the Company for the employee's health insurance, net of employee's contribution.

(3) Mr. Kingston served as President and Chief Executive Officer of the Company until May 1996. He continues to serve as Vice Chairman of the Board of Directors. Mr. Kingston does not currently hold any stock options.

(4) Mr. Pape joined the Company in January 1995. In January 1995, Mr. Pape was granted stock options to purchase 40,000 shares of Common Stock at a price of $6.00 per share. Such options vest in five equal annual installments beginning January 1997. In January 1995, Mr. Pape purchased from the Company warrants to purchase 40,000 shares of Common Stock.

(5) Dr. Barnett joined the Company in January 1995. In January 1995, Dr. Barnett was granted stock options to purchase 30,000 shares of Common Stock at a price of $6.00 per share. Such options vest in five equal annual installments beginning in January 1997.

STOCK OPTIONS

     The following table sets forth information regarding the grant of options to purchase shares of Common Stock to the executive officers of the Company who received such grants in the year ended December 31, 1995. No stock appreciation rights have been granted.

                 OPTION GRANTS IN YEAR ENDED DECEMBER 31, 1995

                                                                                               POTENTIAL REALIZABLE
                                                 INDIVIDUAL GRANTS                               VALUE AT ASSUMED
                         ------------------------------------------------------------------      ANNUAL RATES OF
                             NUMBER OF          PERCENT OF                                            STOCK
                             SECURITIES        TOTAL OPTIONS                                    PRICE APPRECIATION
                         UNDERLYING OPTIONS     GRANTED TO       EXERCISE OR                   FOR OPTION TERMS(3)
                             GRANTED(1)        EMPLOYEES IN     BASE PRICE(2)    EXPIRATION    --------------------
         NAME                   (#)             FISCAL YEAR        ($/SH)           DATE          5%         10%
-----------------------  ------------------    -------------    -------------    ----------    --------    --------
Mark E. Pape...........        40,000              50.0%            $6.00        01/01/2002    $150,800    $382,400
Peter R. Barnett,
  DMD..................        30,000               37.5             6.00        01/01/2002     113,100     286,800

---------------

(1) The options shown have a maximum term of eight years, subject to earlier termination in the event employment with the Company is terminated. The options vest and are exercisable cumulatively in equal installments over a five-year period commencing two years from the date of grant.

(2) The exercise price per share of the options equaled or exceeded the fair market value of the underlying shares of Common Stock on the date the options were granted, as determined by the Company's Board of Directors.

(3) There is no assurance provided to any executive officer or any other holder of the Company's securities that the actual stock price appreciation over the option term will be at the assumed 5% and 10% levels or at any other defined level. Unless the market price of the Common Stock does in fact appreciate over the option term, no value will be realized from the option grants.

OPTION HOLDINGS

     The following table sets forth certain information concerning stock options exercised in the year ended December 31, 1995 and the number of shares covered by unexercised stock options held by the executive officers of the Company who held stock options outstanding as of December 31, 1995. Also reported are values of "in-the-money" stock options representing the difference between the respective exercise prices of such outstanding stock options and the fair market value of the Common Stock as of December 31, 1995.

                          AGGREGATED OPTION EXERCISES
                        IN YEAR ENDED DECEMBER 31, 1995
                                      AND
                     OPTION VALUES AS OF DECEMBER 31, 1995

                                                               NUMBER OF SECURITIES
                                                              UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                                                                 OPTIONS AT FISCAL           IN-THE-MONEY OPTIONS
                                                                  YEAR-END(#)(1)             AT FISCAL YEAR-END(2)
                         SHARES ACQUIRED                    ---------------------------   ---------------------------
          NAME           ON EXERCISE(#)    VALUE REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
------------------------ ---------------   --------------   -----------   -------------   -----------   -------------
James B. Kingston(3)....     260,000         $1,490,000             --        110,000             --     $ 4,062,750
Mark E. Pape............          --                 --             --         40,000             --       1,405,000
Peter R. Barnett, DMD...          --                 --             --         30,000             --       1,053,750

---------------

(1) The options shown for each of the executive officers have a maximum term of ten years, subject to earlier termination in the event of the optionee's cessation of service with the Company.

(2) Calculated based on $41.13 per share, the closing sales price of the Common Stock on the Nasdaq National Market on the last business day of 1995 (December 29), less the applicable exercise price.

(3) Mr. Kingston exercised options for 260,000 shares on June 19, 1995. The aggregate exercise price for such options was $330,000, and the value of the Common Stock on the exercise date was estimated to be $7.00 per share. Mr. Kingston currently does not hold any stock options.

1996 EXECUTIVE INCENTIVE PLAN

     The Company has adopted an incentive bonus plan for its executive and other officers for 1996. Under the bonus plan, officers are entitled to earn certain cash bonuses if specified performance criteria are satisfied. The target bonuses that may be earned by the executive officers of the Company under the bonus plan are:

(i) $170,000 for Mr. Wilcox; (ii) $110,000 for Mr. Pape; and (iii) $110,000 for
Dr. Barnett. The bonuses are payable in 1997, except a portion of the bonus earned may be deferred and payable in future years.

STOCK OPTION PLANS

  1989 Stock Option Plan

     The Company has a 1989 Key Employee Stock Option Plan (the "1989 Stock Option Plan") that was adopted in April 1989. The 1989 Stock Option Plan provides that a total of 724,000 shares of Common Stock of the Company may be issued pursuant to nonqualified options granted thereunder. At June 30, 1996, options for the entire 724,000 shares were outstanding or had been exercised. The Board of Directors has terminated the 1989 Stock Option Plan for the purposes of any additional stock option grants thereunder.

  1995 Stock Option Plan

     The Company has a 1995 Stock Option Plan (the "1995 Stock Option Plan") that was adopted by the Company's Board of Directors in April 1995 and approved by the stockholders of the Company in September 1995. The 1995 Stock Option Plan provides that a total of 800,000 shares of Common Stock of the Company may be issued pursuant to nonqualified options granted thereunder. In addition to discretionary grants of stock options to employees, the 1995 Stock Option Plan provides for the automatic one-time grant of stock options for 16,000 shares of Common Stock to certain qualifying non-employee directors who were either serving on the Board of Directors of the Company when the 1995 Stock Option Plan was adopted by the Board of Directors or who are elected to the Board of Directors in the future to the extent that options are available under the 1995 Stock Option Plan. At June 30, 1996, options for 405,000 shares had been granted under the 1995 Stock Option Plan.

401(K) PLAN

     The Company maintains the United Dental Care, Inc. 401(k) Plan (the "401(k) Plan"). The 401(k) Plan is an individual account, defined contribution plan which provides for deferred compensation as described in Section 401(k) of the Internal Revenue Code of 1986. The 401(k) Plan is subject to the principal protective provisions of Titles I and II of the Employee Retirement Income Security Act of 1974.

EMPLOYMENT AGREEMENTS

     The Company has entered into an employment agreement with William H. Wilcox pursuant to which he is employed as the President and Chief Executive Officer of the Company at a base salary of $300,000 per year. The employment agreement has a term until May 31, 1999 but may be terminated by either party upon 60 days prior notice. Termination by the Company requires the approval of 75% of the members of the Board of Directors. In the event of termination without cause, the Company is required to pay a severance payment to Mr. Wilcox in an amount equal to the amount of his base salary for the lesser of 24 months or the then remaining term of the employment agreement, plus a bonus equal to the average of the annual bonuses paid to Mr. Wilcox in the preceding two calendar years. In addition, in such event, all stock options then held by Mr. Wilcox become fully vested and exercisable within 90 days after the date of termination, although, under certain conditions, the Board may continue the exercisability of such options as originally scheduled (but without any vesting conditions other than the passage of time). In the event Mr. Wilcox cannot obtain third-party financing to exercise the options, the Company is obligated to make a one-year loan to Mr. Wilcox in an amount necessary to exercise the options. In the event a change of control of the Company occurs, Mr. Wilcox may resign with good reason if there is a material diminution of his responsibilities, position or authority, or the Company fails to perform its obligations under the agreement and, in such event, all stock options held by Mr. Wilcox will become fully vested and exercisable for a period of 90 days but no severance payments will be due. The employment agreement contains non-competition provisions that survive for the greater of one year or the period of time severance payments are being made or stock options remain exercisable or a loan from the Company to Mr. Wilcox is outstanding. In connection with his employment, Mr. Wilcox was also granted stock options for 300,000 shares of Common Stock at an exercise price of $33.75 per share.

     The Company has entered into an employment agreement with Mark E. Pape pursuant to which he is employed as the Senior Vice President and Chief Financial Officer of the Company. The employment agreement is on substantially the same terms as the employment agreement with Mr. Wilcox except the agreement has a term until May 31, 1998, the base salary for Mr. Pape is $165,000, the severance payment is based on the lesser of 12 months of base salary or the base salary payable over the remaining term of the agreement and only 50% of the unvested stock options held by Mr. Pape are accelerated in the event of termination without cause by the Company or resignation for good reason by Mr. Pape after a change of control.

     The Company has entered into an employment agreement with Peter R. Barnett pursuant to which he is employed as a Senior Vice President and Chief Operating Officer of the Company. The employment agreement has identical terms, including base salary, as the employment agreement with Mr. Pape.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Executive officer compensation decisions are made by the Compensation Committee of the Board of Directors of the Company. Members of the Compensation Committee currently are Messrs. Anderson and Longfield. Neither of these individuals were at any time during the year ended December 31, 1995, or at any time prior thereto, an officer or employee of the Company or any of its subsidiaries. Upon completion of the offering, executive officer compensation decisions will continue to be made by the Compensation Committee. During 1995, no executive officer of the Company served as a director or as a member of the compensation committee of any entity in which an executive officer of such entity served as a director of the Company or as a member of the Company's Compensation Committee. See "Principal Stockholders."

DIRECTOR COMPENSATION

     Directors do not receive compensation for service on the Board of Directors or any committee thereof but are reimbursed for their out-of-pocket expenses incurred in attending meetings of the Board of Directors and committees. Qualifying directors who are not employees of the Company receive an automatic one-time grant of options for 16,000 shares of Common Stock of the Company under the 1995 Stock Option Plan. See "-- 1995 Stock Option Plan."

INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Under Section 145 of the Delaware General Corporation Law ("Delaware Law"), the Company has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act. The Company's Bylaws provide that the Company shall indemnify its directors and officers to the full extent permitted by law. The Bylaws also provide that rights conferred thereunder shall not be deemed to be exclusive of any other right such persons may have or acquire under any statute, the Certificate of Incorporation, the Bylaws, agreement, vote of stockholders or disinterested directors, or otherwise.

     The Certificate of Incorporation provides that, pursuant to Delaware Law, the Company's directors shall not be liable for monetary damages for breach of the directors' fiduciary duty of care to the Company and its stockholders. This provision in the Certificate of Incorporation does not eliminate the duty of care, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware Law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Company or its stockholders, for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware Law. The provision also does not effect a director's responsibilities under any other law, such as the Federal securities laws or state or Federal environmental laws.

                              CERTAIN TRANSACTIONS

     On September 16, 1994, the Company acquired all the issued and outstanding capital stock of International Dental Health, Inc., a dental benefits company ("IDH"), for a total purchase price of approximately $14.3 million. Mr. Robert
J. Nettinga, a director of the Company, was the president of IDH. The Adaven Group Limited Partnership was the principal stockholder of IDH and received approximately $7.5 million in payment for its IDH shares in the transaction. Mr. Nettinga is the president and principal stockholder of the corporation that is the general partner of The Adaven Group Limited Partnership. In connection with such transaction, IDH also paid an outstanding promissory note to Mr. Nettinga in the amount of $183,770.

     The Company also entered into a non-competition agreement with Robert J. Nettinga and The Adaven Group Limited Partnership and a consulting agreement with The Adaven Group Limited Partnership. Under the non-competition agreement, the Company was obligated to pay, in six annual installments commencing in 1994, approximately $3.3 million in the aggregate. Under the consulting agreement, the Company was obligated to pay, in six annual installments commencing in 1994, approximately $1.2 million in the aggregate. The Company has the right to prepay such installments on a discounted present value basis using a discount rate of 5%. The obligations of the Company under the non-competition agreement and the consulting agreement are secured by a letter of credit in the original amount of approximately $4.0 million which amount declines annually after the payment dates of the annual installments under such agreements.

     In the IDH transaction, On-Line, Inc., an assignee of Paul C. Nettinga, the brother of Robert J. Nettinga, received approximately $1.8 million in payment for IDH shares. The Company also entered into a non-competition agreement with Omega Marine Development, Inc. and Paul C. Nettinga under which the Company was obligated to pay, in six annual installments commencing in 1994, approximately $0.6 million in the aggregate and a consulting agreement with Omega Marine Development, Inc. under which the Company was obligated to pay, in six annual installments commencing in 1994, approximately $0.3 million in the aggregate. Paul C. Nettinga is the president of Omega Marine Development, Inc. The terms of the non-competition agreement and the consulting agreement for Paul C. Nettinga and Omega Marine Development, Inc. are substantially the same as the agreements with Robert J. Nettinga and The Adaven Group Limited Partnership. IDH also paid an outstanding promissory note to Paul C. Nettinga in the amount of approximately $0.3 million. The obligations of the Company under the non-competition agreement and the consulting agreement are secured by a letter of credit in the original amount of approximately $0.8 million which amount declines annually after the payment dates of the annual installments under such agreements.

     The non-competition agreements restrict the parties thereto from competing, directly or indirectly, with the business of the Company in the continental United States and from soliciting the employment of any employee of the Company until September 16, 2000. Under the consulting agreements, the parties thereto agreed to provide to the Company services as an independent consultant and adviser with respect to such business and financial matters as may be reasonably requested by the Company from time to time for a period of six years. The party providing such consulting services may not be required to render such services outside of the state of residence of such party without the consent of such party or at any time that the rendering of such services would interfere with other business obligations of such party. The Company has not requested any specific consulting services under the consulting agreements since the IDH acquisition.

     The Company, certain stockholders of the Company and Robert J. Nettinga entered into a Stockholders Agreement on September 16, 1994 pursuant to which such stockholders agreed to vote shares of Common Stock of the Company owned by them for the election of Robert J. Nettinga as a director of the Company until the earlier of the expiration of four years from the date of such agreement or the date when all monetary obligations of the Company have been paid under the non-competition agreement and the consulting agreement with Robert J. Nettinga. See "Management."

     In January 1995, Mark E. Pape, Senior Vice President, Chief Financial Officer, Treasurer and Secretary of the Company, purchased from the Company warrants to purchase 40,000 shares of Common Stock. The purchase price of the 40,000 warrants was $2.00 per warrant, and the warrants have an exercise price of $6.00 per share of Common Stock.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information with respect to the beneficial ownership of Common Stock as of September 12, 1996 by: (i) each person known by the Company to own beneficially more than 5% of the outstanding shares of the Company's Common Stock; (ii) each of the Company's executive officers and directors; and (iii) all directors and executive officers of the Company as a group. Except as otherwise noted, the person named has sole voting and investment power over the shares indicated:

                                                                             COMMON STOCK
                                                                         BENEFICIALLY OWNED(1)
                                                                         ---------------------
                                                                          NUMBER       PERCENT
                                                                         ---------     -------
5% STOCKHOLDERS
  Citibank, N.A. and George E. Bello, Trustees(2)......................    778,500       11.3%
  T. Rowe Price........................................................    457,500        6.6
EXECUTIVE OFFICERS AND DIRECTORS
  Jack R. Anderson(3)..................................................  1,081,700       15.7
  William H. Wilcox....................................................         --          *
  George E. Bello(4)...................................................    352,168        5.1
  James B. Kingston(5).................................................    270,704        3.9
  James K. Newman......................................................     95,666        1.4
  William H. Longfield.................................................     64,000        1.0
  James E. Buncher.....................................................         --         --
  Donald E. Steen......................................................      2,000          *
  Robert J. Nettinga...................................................        250          *
  Mark E. Pape.........................................................     48,139          *
  Peter R. Barnett.....................................................      1,541          *
  All directors and executive officers as a group (11 persons)(6)......  1,916,168       27.5%

---------------

 *  Less than 1%.

(1) The address of Citibank, N.A. and George E. Bello, Trustees is c/o Citibank, N.A., 153 East 53rd Street, 25th Floor, New York, NY 10043. The address of
    T. Rowe Price is 100 E. Pratt Street, Baltimore, MD 21202. The address of Jack R. Anderson is 14755 Preston Road, Suite 515, Dallas, TX 75240. The address of George E. Bello is Park Avenue Plaza, 29th Floor, 55 East 52nd Street, New York, NY 10055.

(2) Citibank, N.A. and George E. Bello are trustees having shared voting and investment power under two trusts owning in the aggregate the number of shares shown in the table. Relatives of Jack R. Anderson are beneficiaries of both trusts. Mr. Anderson disclaims beneficial ownership of the shares owned by the trusts.

(3) Includes 778,500 shares held by the two trusts of which Citibank, N.A. and George E. Bello are trustees. Relatives of Mr. Anderson are beneficiaries of both trusts. Excludes 54,300 shares of Common Stock held by other trusts of which relatives of Mr. Anderson are beneficiaries. Mr. Anderson disclaims beneficial ownership of the shares owned by all of the trusts.

(4) Excludes 778,500 shares of Common Stock held by the two trusts of which Citibank, N.A. and George E. Bello are trustees. Relatives of Mr. Anderson are beneficiaries of both trusts. Mr. Anderson disclaims beneficial ownership of the shares owned by the trusts.

(5) Excludes 13,500 shares held by trusts for the benefit of the children of Mr. Kingston. Mr. Kingston is not a trustee of such trusts, does not have voting or investment power over such shares and disclaims beneficial ownership of the shares owned by the trusts.

(6) After completion of this offering, all directors and executive officers will collectively beneficially own approximately 21.4% of the outstanding Common Stock of the Company assuming no exercise of the Underwriters' over-allotment option.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 15,000,000 shares of Common Stock, $.10 par value per share, and 500,000 shares of Preferred Stock, $.10 par value per share.

CAPITAL STOCK

     At September 13, 1996, there were 6,908,416 shares of Common Stock outstanding, and such shares were held by approximately 96 stockholders of record. Each holder of Common Stock is entitled to one vote for each share held. The shares of Common Stock do not have cumulative voting rights. Following this offering, the holders of Common Stock, voting as a single class, will be entitled to elect all of the directors of the Company. Matters submitted for stockholder approval generally require a majority vote.

     Holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock will be entitled to share ratably in the Company's assets remaining after the payment of liabilities and the satisfaction of any liquidation preference granted to the holders of any outstanding shares of Preferred Stock. Holders of Common Stock have no preemptive or other subscription rights. The shares of Common Stock are not convertible into any other security. The outstanding shares of Common Stock are, and the shares being offered hereby will be, upon issuance and sale, fully paid and nonassessable. See "Dividend Policy."

     At June 30, 1996, there were no shares of Preferred Stock outstanding. The Company is authorized to issue up to 500,000 shares of undesignated Preferred Stock.

CERTAIN EFFECTS OF AUTHORIZED BUT UNISSUED STOCK

     Upon completion of the offering, there will be 6,091,584 authorized but unissued shares of Common Stock and 500,000 authorized but unissued shares of Preferred Stock, all of which can be issued without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital or to facilitate corporate acquisitions. The Company does not currently have any plans to issue additional shares of Common Stock or Preferred Stock (other than shares of Common Stock which may be issued upon the exercise of options or warrants which have been granted or which may be granted in the future by the Company).

     One of the effects of the existence of unissued and unreserved Common Stock and Preferred Stock of the Company may be to enable the Board of Directors to issue shares to persons friendly to current management which could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of the Company's management and possibly deprive the stockholders of opportunities to sell their shares of Common Stock at prices higher than prevailing market prices. Such additional shares could also be used to dilute the stock ownership of persons seeking to obtain control of the Company.

     The Board of Directors is authorized, without any further action by the stockholders, to determine the rights, preferences, privileges and restrictions of the unissued Preferred Stock. One purpose of authorizing the Board of Directors to determine such rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The Board of Directors may issue Preferred Stock with voting and conversion rights which could adversely affect the voting power of the holders of Common Stock and which could, among other things, have the effect of delaying, deferring or preventing a change in control of the Company.

CERTAIN PROVISIONS OF CERTIFICATE OF INCORPORATION AND BYLAWS

     The Delaware General Corporation Law provides that Delaware corporations may amend their certificates of incorporation to relieve directors of monetary liability for breach of their fiduciary duty including acts constituting gross negligence, except under certain circumstances (including breach of the director's duty of loyalty, acts or omissions not in good faith or involving intentional misconduct and a knowing violation of law or any transaction from which the director derived improper personal benefit). The Company's certificate of incorporation provides that the Company's directors are not liable to the Company or its stockholders for monetary damages for breach of their fiduciary duties, subject to the exceptions specified by Delaware law.

     Under Delaware law, the exclusive power to adopt, amend and repeal bylaws is conferred solely on the stockholders unless the corporation's certificate of incorporation also confers this power upon its board of directors. Under the Company's Certificate of Incorporation, the Board of Directors has been granted this power. The Company's Bylaws also provide that the number of directors shall be as from time to time fixed by resolution of the Board. These provisions, in addition to the existence of authorized but unissued capital stock, may have the effect, either alone or in combination with each other, of making more difficult or discouraging an acquisition of the Company deemed undesirable by the Board of Directors.

BUSINESS COMBINATIONS

     Delaware law prohibits Delaware corporations from engaging in a wide range of specified transactions with any interested stockholder, defined to include, among others, any person or entity who in the last three years obtained 15% or more of any class or series of stock entitled to vote generally in the election of directors, unless, among other exceptions, the transaction is approved by (i) the board of directors prior to the date the interested stockholder obtained such status or (ii) the holders of two-thirds of the outstanding shares of each class or series of stock entitled to vote generally in the election of directors, not including those shares owned by the interested stockholder. The provisions of this statute apply to the Company.

     The effect of this statute may be to deter unfriendly offers or other efforts to obtain control of the Company that are not approved by the Board of Directors and thereby protect the continuity of the Company's management and possibly deprive the stockholders of opportunities to sell their shares of Common Stock at prices higher than prevailing market prices. Such statute may also tend to induce any persons seeking control of the Company or a business combination with the Company to negotiate on terms acceptable to the then elected Board of Directors.

REGULATORY REQUIREMENTS

     State insurance laws applicable to the Company typically require regulatory approval for any proposed change of control of the Company. Generally, a change of control would be deemed to result if anyone acquired 10% or more of the outstanding voting stock of the Company, although regulatory authorities generally have discretion to determine whether a change of control in a particular case would occur whether or not 10% of the voting stock of the Company is acquired. Therefore, no one can acquire beneficial ownership of 10% or more of the outstanding Common Stock of the Company, whether pursuant to this offering, open market purchases or otherwise, without obtaining prior regulatory approval. Such regulatory approval requirement could also apply to the solicitation of proxies to vote 10% or more of the outstanding Common Stock and therefore could impair the ability of a stockholder to conduct a proxy contest. The Company could seek a regulatory hearing with respect to any stockholder proposal to acquire beneficial ownership or proxies for 10% or more of the Company's Common Stock, and any stockholder that fails to obtain regulatory approval in such circumstances may be subject to regulatory sanctions including the possibility of a divestiture order. In addition, failure to comply with such regulatory requirements could result in adverse consequences to the Company.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Company's Common Stock is First Union National Bank of North Carolina.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below (the "Underwriters"), through their Representatives, Alex. Brown & Sons Incorporated, Cowen & Company and Volpe, Welty & Company, have severally agreed to purchase from the Company the following respective numbers of shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this
Prospectus:

                                                                                    NUMBER OF
                                    UNDERWRITER                                      SHARES
----------------------------------------------------------------------------------- ---------
Alex. Brown & Sons Incorporated....................................................   550,000
Cowen & Company....................................................................   550,000
Volpe, Welty & Company.............................................................   225,000
Advest, Inc. ......................................................................   135,000
Cleary Gull Reiland & McDevitt Inc. ...............................................   135,000
First Southwest Company............................................................   135,000
Mesirow Financial, Inc. ...........................................................   135,000
Southcoast Capital Corp. ..........................................................   135,000
                                                                                    ---------
Total.............................................................................. 2,000,000
                                                                                    =========

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all shares of the Common Stock offered hereby if any of such shares are purchased.

     The Company has been advised by the Representatives of the Underwriters that the Underwriters propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $0.85 per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per share to certain other dealers. After the public offering, the offering price and other selling terms may be changed by the Representatives of the Underwriters.

     The Company has granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to 300,000 additional shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by it shown in the above table bears to 2,000,000, and the Company will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 2,000,000 shares are being offered.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

     The Company, its directors, executive officers and certain stockholders have agreed that, subject to certain limited exceptions, they will not, for a period of 90 days after the date of this Prospectus, sell, offer to sell, contract to sell or otherwise dispose of any shares of Common Stock or any other securities of the Company without the prior written consent of the Representatives of the Underwriters, except that the Company may, without such consent, issue shares of Common Stock under the 1989 Stock Option Plan and grant options and issue shares of Common Stock under the 1995 Stock Option Plan. In addition, the Company may issue shares of Common Stock in connection with any acquisition of another company if the terms of such issuance provide that such Common Stock shall not be sold prior to the expiration of the 90 day period referenced in the preceding sentence.

     In connection with this offering, the Underwriters and selling group members, if any, or their respective affiliates who are qualified registered market makers on the Nasdaq National Market, may engage in passive market making transactions in the Common Stock on the Nasdaq National Market during the two business day period prior to the commencement of the offers or sales of the Common Stock, in accordance with Rule 10b-6A under the Exchange Act. Passive market making consists of displaying bids on the Nasdaq National Market limited by the bid prices of market makers not connected with this offering and purchases limited by such prices and effected in response to order flow. Net purchases by a passive market maker on each day are generally limited in amount to 30% of the passive market maker's average daily trading volume in the Common Stock during the two full consecutive calendar months immediately prior to the filing with the Commission of the Registration Statement and must be discontinued when such limit is reached. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Strasburger & Price, L.L.P., Dallas, Texas. David K. Meyercord, a partner in Strasburger & Price, L.L.P., is an Assistant Secretary of the Company. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Akin, Gump, Strauss, Hauer & Feld, L.L.P., Dallas, Texas.

                                    EXPERTS

     The consolidated financial statements of United Dental Care, Inc. at December 31, 1994 and 1995, and for each of the three years in the period ended December 31, 1995, the combined financial statements of Associated Health Plans, Inc. and Associated Companies, Inc. at December 31, 1995, and for the year ended December 31, 1995, and the combined financial statements of UICI Dental Companies at December 31, 1995, and for the year ended December 31, 1995, appearing in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given upon the authority of such firm as experts in accounting and auditing.

     The combined financial statements of OraCare Dental Health Plans, Inc. at December 31, 1994 and 1995, and for each of the two years in the period ended December 31, 1995, appearing in this Prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance on such report given upon the authority of such firm as experts in accounting and auditing.

     The combined financial statements of Kansas City Dental Care, Inc. at December 31, 1995, and for the year then ended, appearing in this Prospectus have been so included in reliance on the report of James L. Gordon, C.P.A., independent accountant, given upon the authority of such person as an expert in accounting and auditing.

     The consolidated financial statements of U.S. Dental Management, Inc. at December 31, 1993 and 1994, and for each of the three years in the period ended December 31, 1994, appearing in this Prospectus have been so included in reliance on the report of Andrew C. Sarager, C.P.A., P.C., independent accountant, given upon the authority of such person as an expert in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
UNITED DENTAL CARE, INC.
  Report of Independent Accountants.................................................... F-3
  Consolidated Balance Sheets as of December 31, 1994 and 1995, and June 30,
     1996 (unaudited).................................................................. F-4
  Consolidated Statements of Operations for the years ended December 31, 1993, 1994 and
     1995, and the six months ended June 30, 1995 and 1996 (unaudited)................. F-5
  Consolidated Statements of Changes in Stockholders' Equity for the years ended
     December 31, 1993, 1994 and 1995, and the six months ended June 30, 1996
     (unaudited)....................................................................... F-6
  Consolidated Statements of Cash Flows for the years ended December 31, 1993, 1994 and
     1995, and the six months ended June 30, 1995 and 1996 (unaudited)................. F-7
  Notes to Consolidated Financial Statements........................................... F-8

ORACARE DENTAL HEALTH PLANS, INC.
  Report of Independent Auditors....................................................... F-16
  Combined Balance Sheets as of December 31, 1994 and 1995, and June 30, 1996
     (unaudited)....................................................................... F-17
  Combined Statements of Income for the years ended December 31, 1994 and 1995, and the six months ended June 30, 1995 and 1996 (unaudited)............................... F-18
  Combined Statements of Changes in Stockholders' Deficiency for the years ended
     December 31, 1994 and 1995, and the six months ended June 30, 1996 (unaudited).... F-19
  Combined Statements of Cash Flows for the years ended December 31, 1994 and 1995, and the six months ended June 30, 1995 and 1996 (unaudited)........................... F-20
  Notes to Combined Financial Statements............................................... F-21

UICI DENTAL COMPANIES
  Report of Independent Accountants.................................................... F-27
  Combined Balance Sheets as of December 31, 1995 and June 30, 1996 (unaudited)........ F-28
  Combined Statements of Operations for the year ended December 31, 1995, and the six months ended June 30, 1995 and 1996 (unaudited)................................... F-29
  Combined Statements of Changes in Equity for the year ended December 31, 1995 and the six months ended June 30, 1996 (unaudited)........................................ F-30
  Combined Statements of Cash Flows for the year ended December 31, 1995, and the six months ended June 30, 1995 and 1996 (unaudited)................................... F-31
  Notes to Combined Financial Statements............................................... F-32

KANSAS CITY DENTAL CARE, INC.
  Report of Independent Accountants.................................................... F-38
  Balance Sheet as of December 31, 1995, and June 30, 1996 (unaudited)................. F-39
  Statement of Income for the year ended December 31, 1995, and the six months ended
     June 30, 1995 and 1996 (unaudited)................................................ F-40
  Statement of Retained Earnings for the year ended December 31, 1995, and the six months ended June 30, 1996 (unaudited)............................................ F-41
  Statement of Cash Flows for the year ended December 31, 1995, and the six months ended June 30, 1995 and 1996 (unaudited).......................................... F-42
  Notes to Financial Statements........................................................ F-43

                                                                                        PAGE
                                                                                        ----
U.S. DENTAL MANAGEMENT, INC.
  Report of Independent Accountant..................................................... F-46
  Consolidated Balance Sheets as of December 31, 1993 and 1994, and June 30, 1995
     (unaudited)....................................................................... F-47
  Consolidated Statements of Operations for the years ended December 31, 1992, 1993 and
     1994, and the six months ended June 30, 1994 and 1995 (unaudited)................. F-48
  Consolidated Statements of Changes in Stockholders' Equity for the years ended
     December 31, 1992, 1993 and 1994, and the six months ended June 30, 1995
     (unaudited)....................................................................... F-49
  Consolidated Statements of Cash Flows for the years ended December 31, 1992, 1993 and
     1994, and the six months ended June 30, 1994 and 1995 (unaudited)................. F-50
  Notes to Consolidated Financial Statements........................................... F-51

ASSOCIATED HEALTH PLANS, INC. AND ASSOCIATED COMPANIES, INC.
  Report of Independent Accountants.................................................... F-54
  Combined Balance Sheet as of December 31, 1995....................................... F-55
  Combined Statement of Operations and Changes in Retained Earnings for the year ended
     December 31, 1995................................................................. F-56
  Combined Statement of Cash Flows for the year ended December 31, 1995................ F-57
  Notes to Combined Financial Statements............................................... F-58

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
  Introduction to Unaudited Pro Forma Condensed Consolidated Financial Statements...... F-62
  Unaudited Pro Forma Condensed Consolidated Statement of Operations for the year ended
     December 31, 1995................................................................. F-63
  Unaudited Pro Forma Condensed Consolidated Statement of Operations for the six months ended June 30, 1996............................................................... F-64
  Unaudited Pro Forma Condensed Consolidated Balance Sheet as of June 30, 1996......... F-65
  Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements............. F-66

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
  Introduction to Unaudited Pro Forma Condensed Combined Financial Statements.......... F-68
  Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended
     December 31, 1995................................................................. F-69
  Unaudited Pro Forma Condensed Combined Statement of Operations for the six months ended June 30, 1996............................................................... F-70
  Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 1996............. F-71
  Notes to Unaudited Pro Forma Condensed Combined Financial Statements................. F-72

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of United Dental Care, Inc.

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of United Dental Care, Inc. and its subsidiaries at December 31, 1994 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

     As discussed in Notes 1 and 7, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," effective January 1, 1993.

PRICE WATERHOUSE LLP

Dallas, Texas
February 5, 1996, except for Note 12,
which is as of September 11, 1996

                            UNITED DENTAL CARE, INC.

                          CONSOLIDATED BALANCE SHEETS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                     ASSETS

                                                                   DECEMBER 31,
                                                                ------------------     JUNE 30,
                                                                 1994       1995         1996
                                                                -------    -------    -----------
                                                                                      (UNAUDITED)
Current assets:
  Cash and cash equivalents...................................  $ 8,821    $46,940      $20,345
  Premiums receivable, net of allowance for doubtful accounts of $210, $307 and $350 at December 31, 1994 and 1995, and
     June 30, 1996, respectively..............................    1,862      4,757        4,387
  Accrued interest and other current assets...................      398        522          861
  Deferred taxes, current.....................................      304        392          729
                                                                -------    -------      -------
          Total current assets................................   11,385     52,611       26,322
Regulatory deposits...........................................    2,316      3,155        3,437
Furniture and equipment, net of accumulated depreciation of
  $714, $1,289 and $1,650 at December 31, 1994 and 1995, and
  June 30, 1996, respectively.................................    1,254      2,855        4,498
Intangible assets, net of accumulated amortization of $138,
  $669 and $1,303 at December 31, 1994 and 1995, and June 30,
  1996, respectively..........................................   16,037     27,354       41,667
Pre-operational costs, net of accumulated amortization of
  $121, $204 and $220 at December 31, 1994 and 1995, and June
  30, 1996, respectively......................................       93         40           --
Unamortized loan fees.........................................      171         --           --
Other assets..................................................       41        434          109
Deferred taxes, noncurrent....................................      107        139          109
                                                                -------    -------      -------
TOTAL ASSETS..................................................  $31,404    $86,588      $76,142
                                                                =======    =======      =======

                              LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued expenses.......................  $ 1,852    $ 2,633      $ 2,108
  Current portion of debt.....................................    2,148     11,913          978
  Claims reserve..............................................    2,628      2,446        2,015
  Unearned premiums...........................................    3,089      4,612        2,614
  Other current liabilities...................................      303        115          158
                                                                -------    -------      -------
          Total current liabilities...........................   10,020     21,719        7,873
  Long-term debt --  net of current portion...................   12,410      3,269        3,598
                                                                -------    -------      -------
          Total liabilities...................................   22,430     24,988       11,471
                                                                -------    -------      -------
Stockholders' equity:
  Preferred stock, $.10 par value; 491,077 shares authorized at December 31, 1994 and 500,000 shares authorized at
     December 31, 1995 and June 30, 1996; 1 share issued and
     outstanding in 1994 and no shares outstanding at December
     31, 1995 and June 30, 1996...............................       --         --           --
  Common stock, $.10 par value; 10,000,000 shares authorized at December 31, 1994 and 15,000,000 shares authorized at
     December 31, 1995 and June 30, 1996; 4,179,914 shares
     issued and outstanding in 1994, 6,898,416 at December 31,
     1995 and 6,908,416 at June 30, 1996......................      418        690          691
  Additional paid-in capital..................................    3,321     52,086       52,100
  Retained earnings...........................................    5,235      8,824       11,880
                                                                -------    -------      -------
          Total stockholders' equity..........................    8,974     61,600       64,671
                                                                -------    -------      -------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY....................  $31,404    $86,588      $76,142
                                                                =======    =======      =======

                            See accompanying notes.

                            UNITED DENTAL CARE, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                   FOR THE YEARS ENDED            SIX MONTHS ENDED
                                                      DECEMBER 31,                    JUNE 30,
                                               -----------------------------    ------------------
                                                1993       1994       1995       1995       1996
                                               -------    -------    -------    -------    -------
                                                                                   (UNAUDITED)
Revenues:
  Managed benefits...........................  $16,805    $31,607    $61,352    $29,175    $43,118
  Indemnity..................................       --      5,514     16,622      8,459      7,422
  Interest income and other revenue..........      173        254      1,255        393        585
                                               -------    -------    -------    -------    -------
                                                16,978     37,375     79,229     38,027     51,125
Costs and expenses:
  Dental services expense:
     Managed benefits........................    7,283     15,559     33,068     15,775     25,127
     Indemnity...............................       --      4,567     13,682      7,035      5,547
  Sales and marketing........................    3,025      5,756      9,637      5,012      5,726
  General and administrative.................    3,632      7,062     14,785      6,988      8,685
  Depreciation and amortization..............      159        541      1,190        557      1,003
  Acquisition-related expenses...............       --        178         --         --         --
  Interest expense...........................       --        360      1,005        609        209
                                               -------    -------    -------    -------    -------
                                                14,099     34,023     73,367     35,976     46,297
Income before Federal income taxes,
  cumulative effect of a change in accounting
  principle and extraordinary charge.........    2,879      3,352      5,862      2,051      4,828
Provision for Federal income taxes...........      934      1,256      2,131        800      1,772
                                               -------    -------    -------    -------    -------
Income before cumulative effect of a change
  in accounting principle and extraordinary
  charge.....................................    1,945      2,096      3,731      1,251      3,056
Preferred stock dividends....................       38         --         --         --         --
                                               -------    -------    -------    -------    -------
Net income applicable to common stock before
  cumulative effect of a change in accounting
  principle and extraordinary charge.........    1,907      2,096      3,731      1,251      3,056
Cumulative effect of a change in accounting
  principle..................................      (44)        --         --         --         --
Extraordinary charge, net of tax.............       --         --       (142)        --         --
                                               -------    -------    -------    -------    -------
Net income applicable to common stock........  $ 1,863    $ 2,096    $ 3,589    $ 1,251    $ 3,056
                                               =======    =======    =======    =======    =======
Per share amounts:
  Net income per common share before
     cumulative effect of a change in
     accounting principle and extraordinary
     charge..................................  $  0.41    $  0.44    $  0.68    $  0.26    $  0.42
     Cumulative effect of a change in
       accounting principle..................    (0.01)        --         --         --         --
     Extraordinary charge, net of tax........       --         --      (0.02)        --         --
                                               -------    -------    -------    -------    -------
     Net income per common share.............  $  0.40    $  0.44    $  0.66    $  0.26    $  .042
                                               =======    =======    =======    =======    =======

                            See accompanying notes.

                            UNITED DENTAL CARE, INC.

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                    PREFERRED STOCK         COMMON STOCK        ADDITIONAL
                                   ------------------    -------------------     PAID-IN      RETAINED
                                    SHARES     AMOUNT     SHARES      AMOUNT     CAPITAL      EARNINGS     TOTAL
                                   --------    ------    ---------    ------    ----------    --------    -------
Balance, December 31, 1992.......   194,872     $ 19     3,597,438     $360      $  3,113     $ 1,303     $ 4,795
  Conversion of preferred common
    stock........................  (194,871)     (19)      463,976       46            --         (27)         --
  Preferred stock dividends......        --       --            --       --            --         (38)        (38)
  Stock options exercised........        --       --        25,000        3            32          --          35
  Tax effect of stock options
    exercised....................        --       --            --       --            37          --          37
  Net income before preferred
    dividends....................        --       --            --       --            --       1,901       1,901
                                   --------     ----     ---------     ----       -------     -------     -------
Balance, December 31, 1993.......         1       --     4,086,414      409         3,182       3,139       6,730
  Stock options exercised........        --       --        93,500        9            64          --          73
  Tax effect of stock options
    exercised....................        --       --            --       --            75          --          75
Net income.......................        --       --            --       --            --       2,096       2,096
                                   --------     ----     ---------     ----       -------     -------     -------
Balance, December 31, 1994.......         1       --     4,179,914      418         3,321       5,235       8,974
  Conversion of preferred to
    common stock.................        (1)      --             2       --            --          --          --
  Stock options exercised........        --       --       343,500       34           431          --         465
  Stock warrants issued..........        --       --            --       --            80          --          80
  Tax effect of stock options
    exercised....................        --       --            --       --           527          --         527
  Shares issued in public
    offering.....................        --       --     2,375,000      238        47,727          --      47,965
  Net income.....................        --       --            --       --            --       3,589       3,589
                                   --------     ----     ---------     ----       -------     -------     -------
Balance, December 31, 1995.......        --       --     6,898,416      690        52,086       8,824      61,600
                                   --------     ----     ---------     ----       -------     -------     -------
    Stock options exercised
      (unaudited)................        --       --        10,000        1            14          --          15
    Net income (unaudited).......        --       --            --       --            --       3,056       3,056
                                   --------     ----     ---------     ----       -------     -------     -------
Balance, June 30, 1996
  (unaudited)....................        --     $ --     6,908,416     $691      $ 52,100     $11,880     $64,671
                                   ========     ====     =========     ====       =======     =======     =======

                            See accompanying notes.

                            UNITED DENTAL CARE, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                      (IN THOUSANDS EXCEPT PER SHARE DATA)

                                                     FOR THE YEARS ENDED         SIX MONTHS ENDED
                                                         DECEMBER 31,                JUNE 30,
                                                 ----------------------------   ------------------
                                                  1993      1994       1995      1995       1996
                                                 -------   -------   --------   -------   --------
                                                                                   (UNAUDITED)
Operating activities:
  Net income before preferred stock
     dividends.................................  $ 1,901   $ 2,096   $  3,589   $ 1,251   $  3,056
  Adjustments to reconcile net income to net
     cash provided by (used in) operating
     activities:
     Depreciation and amortization.............      159       616      1,190       557       1003
     Cumulative effect of accounting change....       44        --         --        --         --
     Changes in operating assets and
       liabilities, net of effects from
       purchase of IDH and US Dental:
       Decrease (increase) in premiums
          receivable...........................      (99)     (399)    (1,049)     (263)       822
       Decrease (increase) in accrued interest
          and other current assets.............     (205)       60        134        47       (339)
       Decrease (increase) in deferred income
          taxes................................      109        49        (27)       --       (190)
       Decrease (increase) in other assets.....     (236)      229       (222)     (142)       325
       Increase (decrease) in accounts payable,
          accrued expenses and claims
          reserve..............................     (173)      386       (277)      947     (1,958)
       Increase (decrease) in unearned
          premiums.............................       --       180       (417)      138     (2,152)
                                                 -------   -------   --------   -------   --------
          Net cash provided by operating
            activities.........................    1,500     3,217      2,921     2,535        567
Investing activities:
  Decrease (increase) in regulatory deposits...     (100)       33       (408)     (217)       (82)
  Purchases of furniture and equipment.........     (237)     (662)    (2,176)     (482)    (2,001)
  Maturities of temporary investments..........      840     1,295         --        --         --
  Purchases of temporary and long-term
     investments...............................   (2,463)       --         --        --         --
  Proceeds from sale of long-term
     investments...............................       --     2,124         --        --         --
  Investment in new markets....................       --        --        (31)       --       (148)
  Purchase of IDH (net of cash acquired).......       --    (9,043)        --        --         --
  Purchase of US Dental (net of cash
     acquired).................................       --        --        726        --         --
  Purchase of AHP (net of cash required).......       --        --         --        --    (13,575)
                                                 -------   -------   --------   -------   --------
          Net cash used in investing
            activities.........................   (1,960)   (6,253)    (1,889)     (699)   (15,806)
Financing activities:
  Proceeds from long-term debt.................       --    11,000      1,154       135         --
  Repayment of indebtedness....................       --    (1,734)   (12,577)   (1,917)   (11,371)
  Proceeds from IPO (net)......................       --        --     47,965        --         --
  Preferred stock dividend payments............      (38)       --         --        --         --
  Stock options exercised......................       35       121        465       465         15
  Issuance of stock warrants...................       --        --         80        80         --
                                                 -------   -------   --------   -------   --------
          Net cash provided by (used in)
            financing activities...............       (3)    9,387     37,087    (1,237)   (11,356)
                                                 -------   -------   --------   -------   --------
Net (decrease) increase in cash and cash
  equivalents..................................     (463)    6,351     38,119       599    (26,595)
Cash and cash equivalents at beginning of
  period.......................................    2,933     2,470      8,821     8,821     46,940
                                                 -------   -------   --------   -------   --------
Cash and cash equivalents at end of period.....  $ 2,470   $ 8,821   $ 46,940   $ 9,420   $ 20,345
                                                 =======   =======   ========   =======   ========
Supplemental disclosure of cash flow
  information:
  Cash paid during the period for:
     Interest..................................  $    --   $   229   $    989   $   460   $    175
                                                 =======   =======   ========   =======   ========
     Income Taxes..............................  $ 1,149   $ 1,147   $  1,385   $   901   $  1,972
                                                 =======   =======   ========   =======   ========

                            See accompanying notes.

                   UNITED DENTAL CARE, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF PRESENTATION: The consolidated financial statements include the accounts of United Dental Care, Inc., and its subsidiaries (the "Company") for all periods presented. All significant intercompany accounts and transactions have been eliminated in consolidation. The Company, through its subsidiaries, contracts with independent practitioners to provide dental services to members in 19 states in the form of prepaid dental health contracts and/or indemnity dental insurance.

     REVENUE AND EXPENSE RECOGNITION: Premium revenue is recorded in the month for which the member is entitled to service. Unearned premiums are reflected as current liabilities and consist of amounts billed in the current period for services to be rendered in a subsequent period. Included in unearned premiums are deposits which will be applied against future months' services. Under prepaid dental health contracts, the Company contracts with dentists for a set per-member, per-month capitation fee to provide dental care for its members. Specialty services not covered by capitation fees are recorded as incurred.

     INTANGIBLE ASSETS: Goodwill resulting from acquisitions (see Note 2) is being amortized on a straight-line basis over forty years. If facts and circumstances were to indicate the carrying amount of goodwill is impaired, the carrying amount would be reduced to an amount representing the undiscounted future cash flows to be generated by the operation. Also included in intangible assets are noncompetition and consulting agreements (a) related to the IDH acquisition and valued at $400,000 at acquisition and (b) related to the US Dental acquisition and valued at $175,000 at acquisition all of which are being amortized on a straight-line basis over the three to six year terms of such agreements. Accumulated amortization related to these agreements at December 31, 1994 and 1995, and June 30, 1996 was $23,000, $110,000, and $259,000
(unaudited), respectively.

     In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121 ("FAS-121") "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," which becomes effective for fiscal years beginning after December 15, 1995. FAS-121 establishes standards for determining when impairment losses on long-lived assets have occurred and how impairment losses should be measured. The Company adopted FAS-121 effective December 31, 1995. The financial statement impact of adopting FAS-121 was not material.

     PRE-OPERATIONAL COSTS: Organizational costs, costs associated with the establishment of the provider network, and pre-operational costs are capitalized and amortized over periods not exceeding 30 months. Pre-operational costs include office rent, salaries, site selection costs, licensing and legal fees, and other costs directly related to commencing business in a new state.

     FURNITURE AND EQUIPMENT: Furniture and equipment are recorded at cost. Depreciation is calculated using the straight-line method over a period of three to five years based on the estimated useful life of the related asset.

     CLAIMS RESERVE: The reserve for costs expected to be incurred for services approved during the year as well as costs incurred but not reported are actuarial estimates based on the Company's historical claims data.

     RECLASSIFICATIONS: Certain reclassifications have been made to the 1993 and 1994 consolidated financial statements to conform to the classifications used for 1994 and 1995, respectively.

     CASH AND CASH EQUIVALENTS: For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, money market investment accounts held by brokers which are readily convertible to cash and certificates of deposit with original maturities of less than 90 days. See Note 2.

     INCOME TAXES: Effective January 1, 1993, the Company prospectively adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (FAS-109), which requires the asset and liability method of accounting for deferred income taxes. The asset and liability method requires recognition of

                   UNITED DENTAL CARE, INC. AND SUBSIDIARIES deferred tax assets and liabilities for the estimated future tax consequences attributable to differences between the financial statement bases and the tax basis of assets and liabilities. See Note 7 for additional information.

     NET INCOME PER COMMON SHARE: Net income per common share is computed by dividing net income by the weighted average number of common shares and dilutive common stock equivalents outstanding during each period. Net income per common share has been restated to reflect a two-for-one stock dividend that was declared on July 17, 1995. The weighted average number of common shares and dilutive common stock equivalents used in the calculation of net earnings per common shares was 4,662,143; 4,716,713; 5,448,892 and 7,222,149 (unaudited) for the years ended December 31, 1993, 1994, 1995, and the six months ended June 30, 1996, respectively. Pursuant to the requirements of the Securities and Exchange Commission, common stock equivalent shares issued at prices below the original assumed public offering price of $18.00 per share during the twelve months immediately preceding the date of the initial filing of the Registration Statement related to the Company's initial public offering have been included in the calculation of common shares and common equivalent shares using the treasury stock method, as if they were outstanding for all periods presented.

     USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     UNAUDITED INTERIM FINANCIAL STATEMENTS: The unaudited interim financial statements include all adjustments, consisting only of normal recurring accruals, which the Company considers necessary for a fair presentation of the financial position of the Company as of June 30, 1995 and 1996 and the results of operations for the six months ended June 30, 1995 and 1996, as presented in the accompanying unaudited interim financial statements.

2. ACQUISITIONS OF INTERNATIONAL DENTAL HEALTH, INC. AND U.S. DENTAL MANAGEMENT, INC.

     Effective September 1, 1994, the Company completed the acquisition of all of the outstanding common stock of International Dental Health, Inc. ("IDH") for $19.7 million, composed of $14.3 million in cash at the closing and additional payments of $5.4 million over the six year period beginning September 16, 1994. The cash portion of the purchase price was financed through bank borrowings of $11.0 million and internal funds of $3.3 million.

     The acquisition has been accounted for as a purchase and the net assets and results of operations of IDH and its subsidiaries have been included in the Company's consolidated financial statements beginning September 1, 1994. The purchase price has been allocated to assets and liabilities of IDH based on their estimated respective fair values. The purchase price exceeded the fair value of IDH's net assets by $16.1 million of which $15.7 is recorded as goodwill at the parent company level and $0.4 is recorded as the value of non-competition and consulting agreements. The Company has not allocated any portion of the purchase price to any other intangible assets considered to have nominal value such as the dentist networks and subscriber contracts. Assets acquired and liabilities assumed totaled $13.9 million and $9.6 million, respectively.

     Effective November 1, 1995, the Company completed the acquisition of all of the outstanding common stock of U.S. Dental Management, Inc. ("US Dental") for $12.6 million, composed of $1.3 million in cash at the closing, principal payments totaling $1.0 million over the three year period beginning November 30, 1995 and an additional payment of $10.3 million in January 1996 from an amount held in escrow.

     The acquisition has been accounted for as a purchase and the net assets and results of operations of US Dental and its subsidiaries have been included in the Company's consolidated financial statements beginning November 1, 1995. The purchase price has been allocated to assets and liabilities of US Dental based on their

                   UNITED DENTAL CARE, INC. AND SUBSIDIARIES estimated respective fair values. The purchase price exceeded the fair value of US Dental's net assets by $11.9 million of which $11.7 is recorded as goodwill and $0.2 is recorded as the value of non-competition and consulting agreements. The Company has not allocated any portion of the purchase price to any other intangible assets considered to have nominal value such as the dentist networks and subscriber contracts. Assets acquired and liabilities assumed totaled $4.3 million and $3.6 million, respectively.

     The following represents the unaudited pro forma results of operations as if the IDH and US Dental acquisitions had occurred at the beginning of 1993 (dollars in thousands):

                                                                         UNAUDITED
                                                                ---------------------------
                                                                 1993      1994      1995
                                                                -------   -------   -------
    Revenues..................................................  $69,884   $82,769   $90,307
    Income before income taxes, cumulative effect of a change
      in accounting principle and extraordinary charge........  $   399   $ 1,981   $ 5,409
    Net income (loss) applicable to common stock..............  $   (38)  $ 1,012   $ 3,151

     The pro forma information is based on historical information adjusted to give effect to the amortization of goodwill and other intangibles as well as the increased interest expense due to the borrowings incurred to finance the acquisition. The pro forma information does not necessarily reflect the actual results that would have occurred nor is it necessarily indicative of future results of operations of the combined companies.

3. REGULATORY DEPOSITS

     At December 31, 1995, regulatory deposits were recorded at cost and consisted of $1,453,000 in U.S. government obligations that renew in 1996 and $1,702,000 in certificates of deposit insured by the Federal Deposit Insurance Corporation. The Company has set aside certificates of deposit bearing interest at variable rates as required by various state statutes. The fair value of all financial instruments, determined by reference to market data, approximated their recorded value at each of the balance sheet dates shown.

4. ACQUISITION-RELATED EXPENSES

     Certain expenditures related to the acquisitions of IDH and US Dental discussed in Note 2 that have not been included in the costs of the acquisitions are reported separately for comparability of expense categories to prior reported periods. These costs are primarily related to upgrades to UDC's facilities and computer systems necessitated by the acquisitions.

5. LONG-TERM DEBT

     On September 16, 1994, in conjunction with the acquisition of IDH (see Note
2), the Company borrowed $11.0 million from a commercial bank under a reducing revolver arrangement. The interest rate on the unpaid principal amount was, at the Company's option (i) 1.0% per annum over the lender's prime rate or (ii) 2.75% per annum over LIBOR. Interest payments are due at least quarterly. On December 15, 1994, the Company repaid $275,000, on February 17, 1995, the Company repaid $275,000, on March 15, 1995, the Company repaid $1.5 million of such indebtedness and on September 27, 1995, the Company repaid $9.9 million, the entire remaining balance.

     An additional portion of the IDH purchase price was deferred and is payable over the period ended January 1, 2000. The payments may be prepaid without penalty and are not contingent upon the future operations of the Company. The present value of the future payments (assuming no voluntary prepayments, discounted at 7.25%) is recorded as long-term debt. One of the former shareholders of IDH was subsequently appointed a director to the Company. On September 16, 1994, the Company made the first of the payments required under the agreements in a total amount of $755,000. The Company entered into a letter of credit

                   UNITED DENTAL CARE, INC. AND SUBSIDIARIES facility relating to the deferral agreements that requires annual fees of 1% of the unpaid amounts under these agreements.

     A portion of the US Dental purchase price was financed by a Promissory Note in the amount of $10.31 million that was subsequently paid in full on January 18, 1996. In addition, a portion of the US Dental purchase price in the amount of $1.0 million was deferred and is payable over the period ended December 31, 1999. The payments may be prepaid without penalty and are not contingent upon the future operations of the Company. The present value of the future payments (assuming no voluntary prepayments, discounted at 7.50%) is recorded as long-term debt. On November 30, 1995, the Company made the first of the payments required under the agreements.

     The following table summarizes the minimum required future principal reductions (dollars in thousands):

                                              US DENTAL        DEFERRED         DEFERRED US
                               US DENTAL      PROMISSORY     IDH PURCHASE     DENTAL PURCHASE    ANNUAL
                             NOTES PAYABLE       NOTE       PRICE PAYMENTS    PRICE PAYMENTS      TOTAL
                             -------------    ----------    --------------    ---------------    -------
    1996...................      $ 690         $ 10,310         $  683             $ 230         $11,913
    1997...................         --               --            724               250             974
    1998...................         --               --            790               263           1,053
    1999...................         --               --            849               251           1,100
    2000...................         --               --            142                --             142
                                  ----          -------         ------              ----         -------
              TOTAL........      $ 690         $ 10,310         $3,188             $ 994         $15,182
                                  ====          =======         ======              ====         =======

6. COMMITMENTS

     The Company leases office space and certain equipment under operating leases. In 1992, the Company entered into a five-year lease for office space commencing in April 1992. Rental expense for the years ended December 31, 1993, 1994 and 1995 was $336,000, $648,000 and $1,351,000, respectively. Rental expense for the six months ended June 30, 1995 and 1996 was $639,000 and $619,000 (unaudited), respectively.

     Minimum obligations under the operating leases at December 31, 1995 are as follows (dollars in thousands):

            1996........................................................  $1,069
            1997........................................................     816
            1998........................................................     561
            1999........................................................     335
            2000........................................................      45
            Thereafter..................................................      --
                                                                          ------
                                                                          $2,826
                                                                          ======

7. INCOME TAXES

     The provision (benefit) for income taxes allocated to continuing operations consisted of the following components (dollars in thousands):

                                                                 1993      1994       1995
                                                                 ----     ------     ------
    Current....................................................  $863     $1,253     $2,250
    Deferred (benefit).........................................    71          3       (119)
                                                                 ----     ------     ------
    Provision for Federal income taxes.........................  $934     $1,256     $2,131
                                                                 ====     ======     ======

                   UNITED DENTAL CARE, INC. AND SUBSIDIARIES

     In September 1995, the Company incurred an extraordinary charge due to the early retirement of debt in the amount of $142,000, net of a tax benefit in the amount of $73,000.

     The Company pays premium taxes in lieu of state income taxes in most states where it has operations. The Company paid no state income taxes in 1993 and immaterial amounts in 1994 and 1995.

     In January 1993, the Company adopted SFAS 109. The cumulative effect of this change in accounting principle decreased net income by $44,000, which is reflected separately in the consolidated statement of income for the year ended December 31, 1993.

     During 1993, 1994 and 1995, certain employees exercised 12,500, 26,083 and 171,500 nonqualified stock options, respectively, resulting in tax savings of approximately $31,000, $73,000 and $527,000, respectively, and a corresponding increase to capital.

     A reconciliation of the difference between the Federal income tax rate and the Company's effective tax rate is as follows:

                                                                     1993     1994     1995
                                                                     ----     ----     ----
    Federal income tax rate........................................  34.0%    34.0%    34.0%
    Amortization of goodwill.......................................    --      1.1      2.0
    Tax exempt interest income.....................................    --       --     (1.2)
    Other..........................................................  (1.6)     2.3      1.6
                                                                     ----     ----     ----
              Effective tax rate...................................  32.4%    37.4%    36.4%
                                                                     ====     ====     ====

     Deferred tax assets (liabilities) were comprised of the following at December 31:

                                                                 1993     1994      1995
                                                                 ----     ----     -------
    Premium reserve............................................  $  3     $ 68     $    69
    Prepaid assets.............................................    --       88          23
    Depreciation...............................................    11       --         256
    Start Up Costs.............................................    --       68          38
    Unearned Premium...........................................    --      113          83
    Note Receivable............................................    --      107          --
    Consulting and non-competition agreements..................    --       --       1,698
    Miscellaneous accruals/reserves............................    --       --          49
                                                                 ----     ----     -------
              Gross deferred tax asset.........................    14      444       2,216
                                                                 ----     ----     -------
    Prepaid asset..............................................    (1)      --          --
    Depreciation...............................................    --      (19)         --
    Startup costs..............................................   (32)      --          --
    Consulting and non-competition agreements..................    --       --      (1,685)
    Miscellaneous reserves/accruals............................   (15)     (14)         --
                                                                 ----     ----     -------
              Gross deferred tax liability.....................   (48)     (33)     (1,685)
                                                                 ----     ----     -------
    Net deferred tax asset (liability).........................  $(34)    $411     $   531
                                                                 ====     ====     =======

8. EXTRAORDINARY CHARGE

     In September 1995, the Company incurred an extraordinary charge due to the early retirement of debt in the amount of $142,000, consisting of bank fees of $195,000 and legal fees of $20,000 less a tax benefit of $73,000.

                   UNITED DENTAL CARE, INC. AND SUBSIDIARIES

9. STOCKHOLDERS' EQUITY

     On September 21, 1995, the Company completed its initial public offering of common stock, issuing 2,375,000 shares at a price of $22.00 per share before expenses. After deduction of underwriting discounts and expenses of the offering, the aggregate net offering proceeds were $48.0 million.

     On December 15, 1993, the holders of the preferred stock converted 194,871 shares of preferred stock into 463,976 shares of the common stock. At December 31, 1993 and December 31, 1994, there was one share of preferred stock outstanding. In April 1995, the one share of preferred stock was converted into 2 shares of common stock. Certain of the Company's subsidiaries are subject to various state insurance regulations, some of which restrict the payment of dividends within the consolidated group. See Note 10.

     The Company had an Incentive Stock Option Plan pursuant to which 200,000 shares of common stock were reserved. During 1994 and 1995, 60,000 and 80,000 stock options were exercised, respectively, at an exercise price of $1.25 per share. These options are considered noncompensatory. The board of directors has terminated the Incentive Stock Option Plan for the purposes of any additional grants thereunder.

     The Company also has a Key Employee Stock Option Plan pursuant to which 332,000 shares were reserved as of December 31, 1995. During 1995, 263,500 stock options were exercised at an average exercise price of $1.39. At December 31, 1995, none of the 332,000 outstanding Key Employee Stock Option Plan options were exercisable. These options are considered compensatory and have terms of five to ten years; the options are exercisable at various times during the terms of the options at exercise prices ranging from $1.25 to $6.25, which amounts, in management's estimation, were equal to or exceeded market value at the date of grant. The board of directors has terminated the Key Employee Stock Option Plan for the purposes of any additional grants thereunder.

     In 1995, the Company's board of directors adopted a new employee stock option plan (the "1995 Plan") that provides only for the grant of nonqualified stock options. The 1995 Plan provides that a total of 300,000 shares of common stock may be issued pursuant to the options granted under the 1995 Plan. At December 31, 1995, options for 42,000 shares had been granted under the 1995 Plan.

                   UNITED DENTAL CARE, INC. AND SUBSIDIARIES

     The historical activity in the Incentive, Key Employee Stock and 1995 Option Plans since December 31, 1991 has been as follows:

                                                                                  KEY EMPLOYEE
                                                       INCENTIVE                  AND 1995 PLAN
                                                 ---------------------    -----------------------------
                                                 NUMBER OF    EXERCISE    NUMBER OF        EXERCISE
                                                  OPTIONS      PRICE       OPTIONS          PRICE
                                                 ---------    --------    ---------    ----------------
Options outstanding, December 31, 1991.........   200,000      $ 1.25       400,000     $1.25 - $ 1.50
                                                  -------                   -------
  Options exercised............................   (60,000)       1.25       (40,000)    $1.25 - $ 1.50
                                                  -------                   -------
Options outstanding, December 31, 1992.........   140,000        1.25       360,000    $ 1.25 - $ 1.50
  Options granted..............................        --          --       102,000         $4.00
  Options exercised............................        --          --       (25,000)   $ 1.25 - $ 1.50
                                                  -------                   -------
Options outstanding, December 31, 1993.........   140,000        1.25       437,000    $ 1.25 - $ 4.00
  Options granted..............................        --          --       224,000    $ 5.50 - $ 6.25
  Options exercised............................   (60,000)       1.25       (33,500)   $ 1.25 - $ 1.50
  Options canceled.............................        --          --       (72,000)   $ 1.50 - $ 6.00
                                                  -------                   -------
Options outstanding, December 31, 1994.........    80,000        1.25       555,500    $ 1.25 - $ 6.25
  Options granted..............................        --          --       112,000    $ 6.00 - $31.88
  Options exercised............................   (80,000)       1.25      (263,500)   $ 1.25 - $ 4.00
  Options canceled.............................        --          --       (30,000)        $6.25
                                                  -------                   -------
Options Outstanding, December 31, 1995.........        --          --       374,000    $ 1.50 - $31.88
                                                  -------                   -------
  Options granted (unaudited)..................        --          --       363,000    $33.38 - $39.50
  Options exercised (unaudited)................        --          --       (10,000)        $1.50
  Options canceled (unaudited).................        --          --      (110,000)   $ 1.50 - $31.88
                                                  -------                   -------
Options Outstanding, June 30, 1996
  (unaudited)..................................        --                   617,000
                                                  =======                   =======

     In October 1995, the FASB issued Statement of Financial Accounting Standards No. 123 ("FAS-123") "Accounting for Stock-Based Compensation," which becomes effective for fiscal years beginning after December 15, 1995. FAS-123 establishes new financial accounting and reporting standards for stock-based compensation plans. Entities will be allowed to measure compensation under FAS-123 or APB Opinion No. 25, "Accounting for Stock Issued to Employees." Entities electing to remain with the accounting in APB Opinion No. 25 will be required to make pro forma disclosures of net income and earnings per share as if the provisions of FAS-123 had been applied. The Company will continue to measure compensation cost for stock-based compensation under APB Opinion No. 25 and will make the required disclosures for the year ending 1996.

10. STATUTORY NET WORTH COMPARED TO STOCKHOLDERS' EQUITY PER GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     Certain assets recognized under generally accepted accounting principles are considered nonadmissible under statutory accounting practices as filed and submitted in the annual reports to the states of domicile of the various subsidiaries required to submit such reports. These nonadmitted assets create differences between statutory net worth as reported on the annual filing and total stockholders' equity as recorded under generally accepted accounting principles.

     Statutory net worth of the Company's subsidiaries that are subject to state insurance regulations totaled approximately $7 million and $18 million at December 31, 1994 and 1995, respectively. Of these amounts, National Dental Health Insurance Company (NDHIC) represents $4.3 million and $6.3 million at December 31, 1994 and 1995, respectively. NDHIC is subject to the Arizona insurance statutes and regulations and is required to maintain minimum capital and surplus of $500,000 and without the prior

                   UNITED DENTAL CARE, INC. AND SUBSIDIARIES approval of the Arizona Department of Insurance may not pay a dividend greater than the lesser of 10% of capital and surplus as of the end of the prior year or net investment income for the prior year. NDHIC received approval from the Arizona Department of Insurance to pay a dividend of $315,000 in 1994.

     At December 31, 1993 and for the year then ended, the difference between statutory net worth and net income under the statutory accounting practices and total stockholders' equity and net income as recorded under generally accepted accounting principles was not material. Statutory net income of the Company's subsidiaries for 1994 and 1995 was $4.6 million and $6.3 million, respectively, and excludes a $3.9 million intercompany realized gain on the transfer of subsidiaries among affiliates.

11. SUPPLEMENTARY FINANCIAL INFORMATION

                 SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                       1994 QUARTERS                          1995 QUARTERS
                             ----------------------------------   -------------------------------------
                             FIRST    SECOND   THIRD    FOURTH     FIRST    SECOND     THIRD    FOURTH
                             ------   ------   ------   -------   -------   -------   -------   -------
Revenues...................  $4,806   $4,979   $9,219   $18,371   $18,871   $19,156   $19,340   $21,862
Net income:
  Before extraordinary
     charge................     374      438      645       639       523       728       960     1,520
  Extraordinary charge.....      --       --       --        --        --        --      (142)       --
                             ------   ------   ------   -------   -------   -------   -------   -------
          Net income.......  $  374   $  438   $  645   $   639   $   523   $   728   $   818   $ 1,520
                             ======   ======   ======   =======   =======   =======   =======   =======
Net income per share:
  Before extraordinary
     charge................  $ 0.08   $ 0.09   $ 0.14   $  0.14   $  0.11   $  0.15   $  0.19   $  0.21
  Extraordinary charge.....      --       --       --        --        --        --     (0.03)       --
                             ------   ------   ------   -------   -------   -------   -------   -------
          Net income per
            share..........  $ 0.08   $ 0.09   $ 0.14   $  0.14   $  0.11   $  0.15   $  0.16   $  0.21
                             ======   ======   ======   =======   =======   =======   =======   =======

12. SUBSEQUENT EVENTS

     On January 18, 1996, the Company paid off the $10.3 million Promissory Note made in connection with the purchase of all the outstanding capital stock of US Dental.

     On January 22, 1996, the Company completed the acquisition of Associated Health Plans, Inc. and Associated Companies, Inc. (collectively, "AHP") for $15.0 million, which included the present value of amounts payable under non-competition agreements totaling $600,000 and payable in equal monthly installments through January 1999.

     On June 28, 1996, the Company entered into a definitive agreement to purchase all the outstanding capital stock of Independent Dental Plan, Inc. for an aggregate cash price of $1.2 million.

     On September 5, 1996, the Company entered into a definitive agreement to purchase all the outstanding capital stock of OraCare D.P.O., Inc., an affiliated management company, and dental practices owned by the majority stockholder of OraCare for an aggregate cash price of $30.5 million.

     On September 10, 1996, the Company entered into a definitive agreement to purchase all the outstanding stock of three companies wholly and majority owned by UICI for an aggregate cash price of $12.75 million.

     On September 11, 1996, the Company entered into a definitive agreement to purchase all the outstanding stock of Kansas City Dental Plan, Inc. for an aggregate cash price of $12.5 million.

                         REPORT OF INDEPENDENT AUDITORS

To the Stockholders and Board of Directors of OraCare Dental Health Plans, Inc.

     We have audited the accompanying combined balance sheets as of December 31, 1994 and 1995, of the entities listed in Note 1, and the related combined statements of income, changes in stockholders' deficiency and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position at December 31, 1994 and 1995, of the entities listed in Note 1, and the combined results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.

ERNST & YOUNG LLP

May 2, 1996, except for Note 5, as to
which the date is May 10, 1996, and Note 14, as to which the date is September 5, 1996

                       ORACARE DENTAL HEALTH PLANS, INC.

                            COMBINED BALANCE SHEETS

                                     ASSETS

                                                               DECEMBER 31,
                                                        --------------------------     JUNE 30,
                                                           1994           1995           1996
                                                        -----------    -----------    -----------
                                                                                      (UNAUDITED)
Current assets:
  Cash................................................. $    28,455    $   101,358    $   121,183
  Accounts receivable, net of allowance of $40,439 and                                -----------
     $144,363 at December 31, 1994 and 1995,
     respectively......................................     811,343        953,631      1,245,267
  Prepaid expenses and other current assets............      15,748        177,775         56,265
                                                        -----------    -----------
          Total current assets.........................     855,546      1,232,764      1,422,715
  Property and equipment, net (Note 4).................     796,656        733,037        914,096
  Deposits and other...................................       7,308         15,825         21,605
                                                        -----------    -----------    -----------
TOTAL ASSETS........................................... $ 1,659,510    $ 1,981,626    $ 2,358,416
                                                        ===========    ===========    ===========

                     LIABILITIES AND STOCKHOLDERS' DEFICIENCY

Current liabilities:
  Accounts payable..................................... $   425,009    $   164,083    $   591,653
  Accrued payroll and related costs....................      87,610         95,969        119,541
  Other accrued expenses...............................      50,263         68,229         75,318
  Current portion of capital lease obligations (Note
     5)................................................      88,806         75,130        116,978
  Current portion of long-term debt (Note 5)...........     339,096        438,456        439,185
  State income taxes payable...........................                     95,000        214,234
  Deferred subscriber revenue..........................     180,477        215,225        189,531
                                                        -----------    -----------    -----------
          Total current liabilities....................   1,171,261      1,152,092      1,746,440
                                                        -----------    -----------    -----------
  Long-term debt, excluding current portion (Note 5)...   1,675,501      1,414,654      1,240,139
  Obligations under capital lease, excluding current
     portion (Note 8)..................................     270,386        195,256        266,679
                                                        -----------    -----------    -----------
          Total liabilities............................   3,117,148      2,762,002      3,253,258
                                                        -----------    -----------    -----------
Stockholders' deficiency:
  Common stock (8,500 shares authorized, 1,300 shares
     issued and outstanding, in 1994 and 1995) (Note
     8)................................................       2,500          2,500          2,500
  Additional paid-in capital...........................   1,849,098      1,953,844      1,953,844
  Retained deficit.....................................  (3,309,236)    (2,736,720)    (2,851,186)
                                                        -----------    -----------    -----------
          Total stockholders' deficiency...............  (1,457,638)      (780,376)      (894,842)
                                                        -----------    -----------    -----------
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIENCY......... $ 1,659,510    $ 1,981,626    $ 2,358,416
                                                        ===========    ===========    ===========

                            See accompanying notes.

                       ORACARE DENTAL HEALTH PLANS, INC.

                         COMBINED STATEMENTS OF INCOME

                                                                              SIX MONTHS ENDED
                                           YEAR ENDED DECEMBER 31,                JUNE 30,
                                          -------------------------       -------------------------
                                             1994           1995             1995           1996
                                          ----------     ----------       ----------     ----------
                                                                                 (UNAUDITED)
Revenue (Note 6)........................  $7,589,720     $9,156,583       $4,357,604     $6,710,938
Dental service costs....................   4,774,141      5,366,674        2,553,992      4,253,711
Selling, general and administrative
  expense...............................   1,961,148      2,031,636          930,432      1,136,155
Interest expense........................     187,104        241,694          109,901        128,729
                                          ----------     ----------       ----------     ----------
          Total costs and expenses......   6,922,393      7,640,004        3,594,325      5,518,595
                                          ----------     ----------       ----------     ----------
Income before provision for income
  taxes.................................     667,327      1,516,579          763,279      1,192,343
Provision for income taxes (Note 2).....                     95,000           47,813        119,234
                                          ----------     ----------       ----------     ----------
Net income..............................  $  667,327     $1,421,579       $  715,466     $1,073,109
                                          ==========     ==========       ==========     ==========
Pro forma (unaudited) (Note 2):
  Historical income before provision for
     federal income taxes...............  $  667,327     $1,421,579       $  715,466     $1,073,109
  Pro forma adjustment for federal
     income taxes.......................     226,891        483,337          243,258        364,857
                                          ----------     ----------       ----------     ----------
  Pro forma net income..................  $  440,436     $  938,242       $  472,208     $  708,252
                                          ==========     ==========       ==========     ==========

                            See accompanying notes.

                       ORACARE DENTAL HEALTH PLANS, INC.

           COMBINED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIENCY

                                          COMMON STOCK      ADDITIONAL     RETAINED          TOTAL
                                         ---------------     PAID-IN       EARNINGS      STOCKHOLDERS'
                                         SHARES   AMOUNT     CAPITAL       (DEFICIT)      DEFICIENCY
                                         -----    ------    ----------    -----------    -------------
Balance, January 1, 1994...............  1,300    $2,500    $1,753,629    $(3,142,724)    $ (1,386,595)
  Net income...........................                                       667,327          667,327
  Stockholder contributions............                         95,469                          95,469
  Stockholder withdrawals..............                                      (833,839)        (833,839)
                                         -----    ------    ----------    -----------     ------------
Balance, December 31, 1994.............  1,300     2,500     1,849,098     (3,309,236)      (1,457,638)
  Net income...........................                                     1,421,579        1,421,579
  Stockholder contributions............                        104,746                         104,746
  Stockholder withdrawals..............                                      (849,063)        (849,063)
                                         -----    ------    ----------    -----------     ------------
Balance, December 31, 1995.............  1,300    $2,500    $1,953,844    $(2,736,720)    $   (780,376)
  Net income (unaudited)...............                                     1,073,109        1,073,109
  Stockholder contributions
     (unaudited).......................
  Stockholder withdrawals
     (unaudited).......................                                    (1,187,575)      (1,187,575)
                                         -----    ------    ----------    -----------     ------------
Balance, June 30, 1996 (unaudited).....  1,300    $2,500    $1,953,844    $(2,851,186)    $   (894,842)
                                         =====    ======    ==========    ===========     ============

                            See accompanying notes.

                       ORACARE DENTAL HEALTH PLANS, INC.

                       COMBINED STATEMENTS OF CASH FLOWS

                                                                              SIX MONTHS ENDED
                                               YEAR ENDED DECEMBER 31,            JUNE 30,
                                               -----------------------    ------------------------
                                                 1994          1995         1995          1996
                                               ---------    ----------    ---------    -----------
                                                                                (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income...................................  $ 667,327    $1,421,579    $ 715,466    $ 1,073,109
Adjustments to reconcile net income to net
  cash provided by operating activities:
  Depreciation and amortization..............    100,533       107,780       53,890         61,866
  Loss on the sale of fixed assets...........         --            --           --          1,446
  Changes in operating assets and
     liabilities:
     Accounts receivable.....................    (89,345)     (142,288)     (71,144)      (291,636)
     Prepaid expenses and other current
       assets................................       (548)     (162,027)     (20,259)       121,510
     Deposits and other assets...............                   (8,517)      (4,259)        (5,780)
     Accounts payable, accrued payroll and
       other accrued expenses................     66,988      (234,601)    (178,352)       458,230
     State income taxes payable..............                   95,000       47,813        119,234
     Deferred subscriber revenue.............     32,171        34,748       17,374        (25,694)
                                               ---------    ----------    ---------    -----------
  Net cash provided by operating
     activities..............................    777,126     1,111,674      560,529      1,512,285
                                               ---------    ----------    ---------    -----------
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment..........   (252,550)      (44,161)     (22,095)      (244,370)
                                               ---------    ----------    ---------    -----------
Net cash used in investing activities........   (252,550)      (44,161)     (22,095)      (244,370)
                                               ---------    ----------    ---------    -----------
CASH FLOWS FROM FINANCING ACTIVITIES
Capital withdrawals..........................   (833,839)     (849,063)    (429,208)    (1,187,575)
Capital contributions........................     95,469       104,746       52,373              0
Payments of long-term debt and capital lease
  obligations................................   (307,472)     (444,217)    (222,109)      (210,509)
Proceeds from long-term debt.................    385,467       193,924       96,962        149,994
                                               ---------    ----------    ---------    -----------
Net cash used in financing activities........   (660,375)     (994,610)    (501,982)    (1,248,090)
                                               ----------    ---------    ---------    -----------
Increase (decrease) in cash and cash
  equivalents................................   (135,799)       72,903       36,452         19,825
Cash at beginning of year....................    164,254        28,455       28,455        101,358
                                               ---------    ----------    ---------    -----------
Cash at end of year..........................  $  28,455    $  101,358    $  64,907    $   121,183
                                               ==========   ==========    =========    ===========
Interest paid for the year...................  $ 143,325    $  238,154    $ 109,901    $   128,729
                                               ==========   ==========    =========    ===========

                            See accompanying notes.

                       ORACARE DENTAL HEALTH PLANS, INC.

                     NOTES TO COMBINED FINANCIAL STATEMENTS

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     ORGANIZATION: The accompanying combined financial statements include the accounts of the following entities collectively doing business as OraCare Dental Health Plans, Inc.: OraCare Investors (a Partnership), OraCare Consultants, Inc. ("OC"), OraCare D.P.O., Inc. ("DPO"), OraCare Dental Labs, Inc. ("ODL"), and prior to February 1, 1995, OraCare Dental Health Center -- Vineland, OraCare Dental Health Center -- Blackwood, OraCare Dental Health Center -- Greentree, OraCare Dental Health Center -- Atlantic City (the "Health Centers"). On February 1, 1995, the Health Centers were combined into a single corporation known as OraCare Dental Associates, P.A. ("ODA"). All of the outstanding stock of these corporations are owned by members of a single family. The Board of Directors of the corporations consists of the same individuals. OraCare Investors, OC, DPO, ODL and ODA are collectively referred to hereinafter as the "Company". The Company operates and markets managed dental care plans in New Jersey and Pennsylvania. The Company also operates multi-specialty group dental practices which provide services to plan members as well as out-of-plan patients. The Company markets managed dental care plans to health maintenance organizations (HMO's) and other groups as an alternative to traditional dental indemnity insurance. With the exception of OraCare Investors, all organizations within the Company operate as New Jersey corporations and are established as S-Corporations for Federal income tax purposes.

     OC provides administrative and marketing services to DPO, ODL and ODA. OC is wholly-owned by five members of the Board of Directors.

     DPO provides dental services to managed care corporations and other employers in need of managed dental services. DPO is licensed under the New Jersey Department of Insurance to operate as a prepaid dental plan organization under the "Dental Plan Organization Act" ("DPO Act"). DPO enters into dental agreements with each dentist who provides dental services for DPO enrollees. Consistent with the DPO Act, DPO is limited to the amount of underwriting risk it can assume. The Department of Insurance must approve all new or revised schedule of charges prior to its effective date. In accordance with the DPO Act, the charges must not be excessive, inadequate or unfairly discriminatory. Among other provisions, the DPO Act requires DPO to meet certain net worth and deposit requirements discussed more fully in Note 3. It is management's opinion that DPO was in compliance with these provisions as of December 31, 1994 and 1995. DPO is wholly-owned by the Chairman of the Board of Directors.

     ODL provides laboratory work for the Company and outside dentists. ODL is wholly-owned by the Chairman of the Board of Directors.

     ODA consists of dental health centers located throughout New Jersey. The Health Centers provide multi-specialty dental services including pediatric dentistry, oral surgery, endodontics, orthodontics and periodontics. Dentists within the Health Centers are compensated a fixed salary plus bonus incentives. The bonus incentives are contingent upon meeting certain productivity targets. Under some plans, the dentist is also paid a separate fee, or co-payment, by the member at the time of the dental service. Dental service costs of dentists within the Health Centers consisted of approximately 36% and 32% of total dental service costs at December 31, 1994 and 1995, respectively. All Health Centers are wholly-owned by the Chairman of the Board of Directors.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     PRINCIPLES OF COMBINATION: The accompanying combined financial statements include the financial statements of each organization within the Company. All intercompany transactions and balances have been eliminated in combination.

     REVENUE: Amounts billed to out-of-plan patients are recognized as revenue in the month in which services are rendered. Revenue is recognized on group policy holders and prepaid arrangements in the month

                       ORACARE DENTAL HEALTH PLANS, INC.

in which the subscribers are entitled to receive services. Unearned fees are reflected as current liabilities and consist of amounts billed in the current period for services to be rendered in a subsequent period.

     Under prepaid arrangements, the DPO contracts with dentists for dental services to be provided to its subscribers. Provider capitation consists of monthly fees paid to dentists and is expensed in the month in which the dentist is obligated to render dental services. DPO is not obligated to dentists for services exceeding the capitated payment.

     DENTAL SERVICE COSTS: Indemnity and managed care dental expenses are charged to expense in the period that the services are incurred. The Company contracts with dentists not compensated by the Health Centers to provide services to covered enrollees. These costs consist of compensation to dentists participating in the managed dental care plan and are paid by the Company on a per member, per month capitation basis. Dental provider contracts are on a yearly basis subject to cancellation by either party upon 90 days written notice. Dental provider contracts consisted of approximately 5% and 12% of dental service costs for the years ended December 31, 1994 and 1995, respectively.

     PROPERTY AND EQUIPMENT: Property and equipment is recorded at cost. Depreciation is provided on a straight-line basis over the estimated useful life of the asset. Capitalized leases are recorded at their present value at the inception of the lease. Equipment under capital leases is amortized on the straight-line method over the shorter period of the lease term or the estimated useful life of the equipment.

     STATE INCOME TAXES: For federal income tax purposes, the corporations within the Company have elected to be treated as S corporations and, accordingly, federal income taxes are not provided for by the Company. The corporations within the Company are subject to New Jersey state income taxes. During 1994, the Company had sufficient state net operating loss carryforwards to offset taxable income. State income taxes are based on income reported for financial statement purposes, adjusted for permanent differences. Permanent differences principally relate to the non-deductible portion of travel and entertainment expenses and premiums paid for officers' life insurance. The Company utilized operating loss carryforwards for state tax purposes of approximately $667,000 and $140,000 for the years ended December 31, 1994 and 1995, respectively. At December 31, 1995, there are no remaining net operating loss carryforwards available.

     MALPRACTICE INSURANCE: In addition to individual dentist coverage, the Company maintains claims made umbrella policies covering employed dentists and other dental professionals. The policies have a $1,000,000 occurrence and $1,000,000 to $3,000,000 annual aggregate limits.

     USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements. Actual results could differ from those estimates.

     UNAUDITED PRO FORMA INFORMATION: The unaudited pro forma information presented in the combined statements of income reflect the pro forma effects for federal income taxes at an effective rate of 34%, as if the Company had been a taxable entity for federal purposes.

3. REGULATORY REQUIREMENTS AND RESTRICTED FUNDS

     The State of New Jersey Department of Insurance (DOI) requires that the DPO, among other things, maintain a required general surplus. At December 31, 1995, DPO's general surplus exceeded the minimum required general surplus of approximately $66,000.

                       ORACARE DENTAL HEALTH PLANS, INC.

4. PROPERTY AND EQUIPMENT

     Property and equipment consists of the following:

                                                                         DECEMBER 31
                                                                  -------------------------
                                                                     1994           1995
                                                                  ----------     ----------
    Auto........................................................  $   16,845     $   16,845
    Leasehold improvements......................................     115,565        115,565
    Furniture...................................................      25,573         33,335
    Dental equipment............................................     904,233        912,741
    Computer equipment..........................................     186,147        214,037
                                                                  ----------     ----------
                                                                   1,248,363      1,292,523
    Less accumulated depreciation and amortization..............    (451,707)      (559,486)
                                                                  ----------     ----------
                                                                  $  796,656     $  733,037
                                                                  ==========     ==========

     The total cost of capitalized leased equipment at December 31, 1994 and 1995 was $474,305 and $497,138, respectively. Total amortization expense associated with capital leases for the years ended December 31, 1994 and 1995 was $48,886 and $58,723, respectively.

5. LONG-TERM OBLIGATIONS

     A summary of long-term obligations is as follows:

                                                                         DECEMBER 31
                                                                  -------------------------
                                                                     1994           1995
                                                                  ----------     ----------
    $175,000 Senior Debenture, due December 29, 2000, interest
      10% payable semi-annually beginning June 30, 1996(a)......                 $  175,000
    $121,562 loan payable, bearing interest at 12.66% per annum, payable in 48 monthly principal and interest installments
      of $3,240, due April 1997.................................  $   78,209         47,480
    $119,453 loan payable, bearing interest at 14.0% per annum, payable in 84 monthly principal and interest installments
      of $2,239, due November 1997..............................      66,955         44,929
    $65,000 loan payable, bearing interest at 14.0% per annum, payable in 60 monthly principal and interest installments
      of $1,512, due November 1999..............................      64,246         53,625
    $250,000 note payable, collateralized by substantially all property and equipment of the Health Centers, and a
      $400,000 life insurance policy on the Chairman of the
      Board of Directors. The note bears interest of 9.0% and
      matures in October, 1996. Principal and interest payments
      of $2,500 are due monthly with a balloon payment of
      $102,000 due October 1996.................................     123,500        116,498
    Notes payable, bearing interest at 15%, maturing on January
      31, 2000. Principal and interest payments of $913 are due
      monthly...................................................      38,812         33,308
    $437,500 unsecured note payable, bearing interest at 9.0%, maturing on April 1, 2000, principal payments of $7,500
      required monthly, plus interest...........................     437,500        400,025
    $511,959 unsecured note payable, bearing interest at 9.67%, maturing on January 31, 2000, monthly principal and
      interest payments vary from $9,000 to $15,000 for the life
      of the note(b)............................................     492,960        481,063

                       ORACARE DENTAL HEALTH PLANS, INC.

                                                                         DECEMBER 31
                                                                  -------------------------
                                                                     1994           1995
                                                                  ----------     ----------
    $458,090 unsecured loan payable, bearing interest at 9.5%, maturing in May, 1999, with monthly principal varying from
      $6,000 to $7,800 for the life of the loan. The loan is
      guaranteed by certain officers and directors(c)...........  $  360,400     $  260,809
    $224,264 note payable, collateralized by dental supplies
      bearing interest of 9%, maturing January 1, 1999. Monthly
      principal and interest payments vary from $4,000 per month
      to $7,500 per month.......................................     224,264        191,236
    Other long-term obligations with interest rates varying from
      9% to 10.5%, maturing through November 1999...............     127,751         49,137
                                                                  ----------     ----------
                                                                   2,014,597      1,853,110
    Less current portion........................................     339,096        438,456
                                                                  ----------     ----------
    Long-term obligations.......................................  $1,675,501     $1,414,654
                                                                  ==========     ==========

---------------

(a) The holder has an option to acquire 5% of the authorized, issued and outstanding stock of DPO during two exercise periods. The consideration for the issuance of the common stock shall be the debenture which the holder will surrender to DPO. The two exercise periods set forth are December 1, 1997 through March 1, 1998, or at any time prior to March 1, 1998 in the event that DPO has exercised its right to call the debenture.

(b) Under the terms of the note, 25% of the outstanding balance will be forgiven if the remainder of the note is paid in full by December 31, 1996.

(c) Under the terms of the loan, total compensation of certain officers and directors shall not exceed limits described in the loan documents. The Company was in compliance with these covenants for the years ended December 31, 1994 and 1995, respectively. The terms of the loan were renegotiated on May 10, 1996. The terms of the renegotiated loan are reflected in the financial statements. The effect of the renegotiation was to extend the payments of the loan an additional 34 months from the previous July 1996 maturity.

     Future minimum payments at December 31, 1995 are as follows:

                                                                   CAPITAL       LONG-TERM
                                                                    LEASES      OBLIGATIONS
                                                                   --------     -----------
    Year ended December 1996.....................................  $103,335     $   438,456
      1997.......................................................   118,043         371,584
      1998.......................................................    70,179         415,970
      1999.......................................................    32,836         300,799
      2000.......................................................     1,656         264,764
      Thereafter.................................................                    61,537
                                                                   --------     -----------
                                                                    326,049       1,853,110
    Less amount representing interest............................    55,663
                                                                   --------     -----------
    Present value of minimum future obligations..................   270,386       1,853,110
    Less current portion.........................................    75,130         626,323
                                                                   --------     -----------
    Long-term portion............................................  $195,256     $ 1,226,787
                                                                   ========     ===========

                       ORACARE DENTAL HEALTH PLANS, INC.

     Capital lease obligations, at interest rates ranging from 5% to 17%, are collateralized by property and equipment.

     The fair value of long-term debt is estimated by discounting the required future cash flows using borrowings rates that could be currently obtained by the Company. At December 31, 1995, the Company believes that the carrying value of long-term debt approximates fair value.

6. SOURCES OF REVENUES

     The following table shows the percentage of revenue attributable to each type of product offered:

                                                                             1994     1995
                                                                             ----     ----
    Managed care...........................................................   34%      43%
    Indemnity..............................................................   66       57
                                                                             ---      ---
                                                                             100%     100%
                                                                             ===      ===

7. SIGNIFICANT CUSTOMERS

     In 1994 and 1995, one customer, the State of New Jersey, accounted for approximately 19.7% and 19.6% of the Company's subscriber revenue, respectively.

8. COMMON STOCK

     At December 31, 1994 and 1995, the authorized and issued common stock of the Company is as follows:

                                                                       NUMBER OF SHARES
                                                                  ---------------------------
                                                                  NO PAR     $1 PAR
                                                                  VALUE      VALUE      TOTAL
                                                                  ------     ------     -----
    Authorized:
      OC........................................................  2,500                 2,500
      ODA.......................................................  2,500                 2,500
      ODL.......................................................  2,500                 2,500
      DPO.......................................................             1,000      1,000
                                                                  -----      -----      -----
    Total shares authorized.....................................  7,500      1,000      8,500
                                                                  =====      =====      =====
    Issued:
      OC........................................................  1,000                 1,000
      ODA.......................................................    100                   100
      ODL.......................................................    100                   100
      DPO.......................................................               100        100
                                                                  -----      -----      -----
    Total shares issued.........................................  1,200        100      1,300
                                                                  =====      =====      =====

9. RETIREMENT PLAN

     Effective January 1, 1995, the Company commenced a 401(k) profit sharing plan in which all employees of the Company who have completed at least twelve months of service and have attained age eighteen are eligible to participate. Under the plan, the Company may elect to make matching contributions to eligible plan members. The Company elected not to contribute to the plan for the year ended December 31, 1995.

                       ORACARE DENTAL HEALTH PLANS, INC.

10. CONCENTRATION OF CREDIT RISK

     The Company grants credit without collateral to its patients, most of whom are local residents and are insured under third-party payer agreements. Revenue from patients and third-party payers was as follows:

                                                                              DECEMBER 31
                                                                             -------------
                                                                             1994     1995
                                                                             ----     ----
    Commercial insurance and managed care..................................   90%      91%
    Self-pay...............................................................   10        9
                                                                             ---      ---
                                                                             100%     100%
                                                                             ===      ===

11. OPERATING LEASE OBLIGATIONS

     The Company leases office space and various office equipment. The related expenses for the years ended December 31, 1994 and 1995 was approximately $280,971 and $287,917, respectively. The following is a schedule of future minimum payments under operating leases that have initial or remaining noncancelable lease terms in excess of one year for the next five years:

            1996......................................................  $300,961
            1997......................................................   272,830
            1998......................................................   236,529
            1999......................................................   143,822
            2000......................................................    83,148

12. COMMITMENTS AND CONTINGENCIES

     LITIGATION: Various suits and claims arising in the normal course of operations are pending or are on appeal against the Company. Such suits and claims are either specifically covered by insurance or are not material. While the outcome of these suits cannot be determined at this time, legal counsel and management believe that any loss which may arise from these actions will not have a material adverse effect on the financial position or results of operations of the Company.

13. RELATED PARTY TRANSACTIONS

     Accounting services and rental of a dental facility are provided by a member of the Board of Directors. These services are provided at current market rates. Amounts charged are as follows:

                                                                           DECEMBER 31
                                                                       -------------------
                                                                        1994        1995
                                                                       -------     -------
    Accounting services..............................................  $15,032     $20,626
    Rental of dental facility........................................   43,800      43,800
                                                                       -------     -------
                                                                       $58,832     $64,426
                                                                       =======     =======

14. SUBSEQUENT EVENT

     On September 5, 1996, the stockholders of OC and DPO entered into agreements to sell all the issued and outstanding capital stock of such companies to United Dental Care, Inc., a Delaware corporation ("UDC"). Additionally, the sole stockholder of ODA agreed to sell all the issued and outstanding capital stock of ODA to a designee of UDC. The sale of the outstanding capital stock of DPO is subject to New Jersey regulatory approval.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Boards of Directors and Shareholders of United Dental Care of Oklahoma,
International Dental Plan, Inc.
and Association Dental Plans, Inc.
(d.b.a. UICI Dental Companies)

In our opinion, the accompanying combined balance sheet and the related combined statements of operations, of changes in equity and of cash flows present fairly, in all material respects, the combined financial position of the UICI Dental Companies (as described in the basis of financial statement presentation in Note 1 to the financial statements) at December 31, 1995, and the results of their combined operations and their combined cash flows for the year in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Companies' management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP
Dallas, Texas
September 26, 1996

                             UICI DENTAL COMPANIES

                            COMBINED BALANCE SHEETS
                                 (IN THOUSANDS)

                                     ASSETS


                                                                      DECEMBER 31,      JUNE 30,
                                                                          1995            1996
                                                                      ------------     -----------
                                                                                       (UNAUDITED)
Current assets:
  Cash and cash equivalents.........................................     $1,492          $ 2,160
  Temporary investments.............................................        725            1,425
  Marketable securities.............................................        700
  Accounts receivable...............................................        462              184
  Notes receivable, current portion.................................         18              233
  Other receivables.................................................         20                9
  Mortgage loans....................................................         55               55
  Other current assets..............................................        161              108
                                                                         ------           ------
          Total current assets......................................      3,633            4,174
  Notes receivable, noncurrent......................................        228
  Regulatory deposits...............................................        350              350
  Furniture and equipment, net......................................        329              357
  Other assets......................................................         94               66
                                                                         ------           ------
          Total assets..............................................     $4,634          $ 4,947
                                                                         ======           ======
                                      LIABILITIES AND EQUITY
Current liabilities:
  Accounts payable and accrued liabilities..........................     $  540          $   600
  Deferred revenues.................................................        735              840
  Notes payable -- related parties..................................      1,205              808
  Accrued income taxes..............................................         77               21
                                                                         ------           ------
          Total current liabilities.................................      2,557            2,269
Future policy benefits -- annuity reserves..........................        305              305
Deferred income taxes...............................................         24               25
                                                                         ------           ------
          Total liabilities.........................................      2,886            2,599
                                                                         ------           ------
Commitments and contingencies (Notes 9 and 10)
Equity:
  Contributed capital...............................................         15               19
  Additional paid-in capital........................................        285              400
  Retained earnings.................................................      1,635            1,929
  Treasury stock, at cost...........................................       (187)              --
                                                                         ------           ------
          Total equity..............................................      1,748            2,348
                                                                         ------           ------
          Total liabilities and equity..............................     $4,634          $ 4,947
                                                                         ======           ======

                            See accompanying notes.

                             UICI DENTAL COMPANIES

                       COMBINED STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)

                                                                                SIX MONTHS ENDED
                                                                YEAR ENDED          JUNE 30,
                                                               DECEMBER 31,     -----------------
                                                                   1995          1995       1996
                                                               ------------     ------     ------
                                                                                   (UNAUDITED)
Revenues:
  Premiums...................................................    $ 13,467       $6,924     $7,182
  Membership fees............................................       2,868        1,311      1,488
  Other income...............................................         275          129        160
                                                                  -------       ------     ------
                                                                   16,610        8,364      8,830
                                                                  -------       ------     ------
Costs and expenses:
  Provider service expense...................................       8,116        4,883      4,195
  Selling, general and administrative........................       7,424        2,912      4,074
  Depreciation and amortization..............................          82           11         28
  Interest...................................................          72           34         43
  Other......................................................          84            9         63
                                                                  -------       ------     ------
                                                                   15,778        7,849      8,403
                                                                  -------       ------     ------
  Income before income taxes.................................         832          515        427
  Provision for income taxes.................................         213           90        133
                                                                  -------       ------     ------
          Net income.........................................    $    619       $  425     $  294
                                                                  =======       ======     ======

                            See accompanying notes.

                             UICI DENTAL COMPANIES

                    COMBINED STATEMENTS OF CHANGES IN EQUITY
                                 (IN THOUSANDS)

                                                              ADDITIONAL
                                               CONTRIBUTED     PAID-IN      RETAINED    TREASURY
                                                 CAPITAL       CAPITAL      EARNINGS     STOCK      TOTAL
                                               -----------    ----------    --------    --------    ------
Balance, December 31, 1994...................      $15          $  285       $1,016      $  (25)    $1,291
  Purchase of treasury stock.................                                              (162)      (162)
  Net income.................................                                   619                    619
                                                   ---            ----       ------       -----     ------
Balance, December 31, 1995...................       15             285        1,635        (187)     1,748
  Net income (unaudited).....................                                   294                    294
  Retirement of treasury stock (unaudited)...                     (187)                     187
  Warrant issued (unaudited).................                      302                                 302
  Common stock issued (unaudited)............        4                                                   4
                                                   ---            ----       ------       -----     ------
Balance, June 30, 1996 (unaudited)...........      $19          $  400       $1,929      $   --     $2,348
                                                   ===            ====       ======       =====     ======

                            See accompanying notes.

                             UICI DENTAL COMPANIES

                       COMBINED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                SIX MONTHS ENDED,
                                                                YEAR ENDED          JUNE 30,
                                                               DECEMBER 31,     -----------------
                                                                   1995          1995       1996
                                                               ------------     ------     ------
                                                                                   (UNAUDITED)
Cash flows from operating activities:
  Net income.................................................     $  619        $  425     $  294
  Adjustments to reconcile net income to net cash provided by operating activities:
  Depreciation and amortization..............................         82            11         28
  Deferred income taxes......................................         16
  Change in liability for future policy benefits.............        (49)          102
  Changes in assets and liabilities:
     Accounts receivable.....................................        (13)          253        278
     Temporary investments...................................       (200)         (468)      (700)
     Accounts payable and accrued liabilities................        208            38         10
     Deferred revenues.......................................         40             8        105
     Other current and noncurrent assets.....................          7            (9)        81
     Other receivables.......................................        (77)                      10
                                                                  ------        ------     ------
          Net cash provided by operating activities..........        633           360        106
                                                                  ------        ------     ------
Cash flows from investing activities:
  Capital expenditures.......................................       (175)            3        (56)
  Principal payments received on notes receivable............         98            60         13
  Proceeds of sale of marketable securities..................                      625        700
                                                                  ------        ------     ------
          Net cash (used in) provided by investing
            activities.......................................        (77)          688        657
                                                                  ------        ------     ------
Cash flows from financing activities:
  Cash paid for treasury stock...............................       (162)         (162)
  Common stock issued........................................                                   4
  Warrants issued............................................                                 302
  Proceeds of borrowings.....................................         48
  Principal payments on notes payable........................        (90)         (101)      (401)
                                                                  ------        ------     ------
          Net cash used in financing activities..............       (204)         (263)       (95)
                                                                  ------        ------     ------
Net increase in cash.........................................        352           785        668
Cash and cash equivalents at beginning of period.............      1,140         1,140      1,492
                                                                  ------        ------     ------
Cash and cash equivalents at end of period...................     $1,492        $1,925     $2,160
                                                                  ======        ======     ======
Cash paid during the period for:
     Interest................................................     $   46        $   21     $   27
     Taxes...................................................     $  120        $   87     $  122

                            See accompanying notes.

                             UICI DENTAL COMPANIES

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                       (JUNE 30, 1996 AMOUNTS UNAUDITED)

1. ORGANIZATION, DESCRIPTION OF BUSINESS AND BASIS OF FINANCIAL STATEMENT PRESENTATION

     The accompanying combined financial statements include the accounts of the following entities collectively doing business as UICI Dental Companies ("the Companies"): United Dental Care of Oklahoma ("UDC-Oklahoma") and its wholly owned subsidiary, UDC Life and Health Insurance Company; International Dental Plan, Inc. ("IDP"); and Association Dental Plans, Inc. ("ADP"). Any intercompany transactions and balances have been eliminated in combination.

     Each of these companies was acquired by UICI (formerly known as United Insurance Companies, Inc.) ("UICI") during 1995. UICI is a publicly-traded financial services company with interests in life and health insurance and related services, including the administration and delivery of managed health care programs to select niche markets. In early 1995, UICI purchased a majority interest in UDC-Oklahoma from its controlling stockholder. In November 1995, UICI acquired 100% of the stock of ADP and, in December 1995, acquired 100% of the stock of IDP. The accompanying combined financial statements present 100% of the financial position and results of operations of UDC-Oklahoma

     On September 10, 1996, UICI entered into a definitive agreement with United Dental Care, Inc. ("UDC"), a publicly-traded managed dental benefits company unrelated to UDC-Oklahoma, to sell 100% of the stock of IDP and ADP and their majority interest in UDC-Oklahoma to UDC including a tender offer of the minority interest in UDC-Oklahoma, for $12,750,000.

     Both UDC-Oklahoma and IDP are licensed to operate and market managed dental care plans in the states of Oklahoma and Florida, respectively. ADP is a "referral-type" plan which operates a nationwide fee-for-service membership plan. A "referral plan" generally is not considered an insurance product in most states.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  REVENUE RECOGNITION

     Premium revenue related to managed benefits is recorded in the month for which the member is entitled to service. Premium revenue for indemnity benefits is recognized over the coverage period to which the premiums relate. Member fees related to ADP's fee-for-service membership plan are reported as revenue in the period in which the member is entitled to plan benefits. Unearned premiums and member fees are reflected as deferred revenue and consist of amounts billed or collected in the current period which pertain to services (or entitlement to services) in subsequent periods.

  REGULATORY DEPOSITS

     Under Florida law, IDP is required to keep an interest bearing deposit of $50,000 with the Florida Department of Insurance. In addition, IDP is required to maintain a minimum adjusted net worth of $100,000 or 6% of total liabilities, whichever is greater. As of January 1, 1996, this increased to the greater of $150,000 or 10% of total liabilities. As of December 31, 1995, IDP had an adjusted net worth of approximately $496,000.

     Under Oklahoma law, UDC-Oklahoma is required to keep interest-bearing certificates of deposit of $300,000 issued by solvent insured banks and trust companies in Oklahoma on deposit with the State Treasurer. This required deposit is held by the State Treasurer in trust for the benefit and protection of persons covered by the Plan and is not subject to attachment by any creditors.

                             UICI DENTAL COMPANIES

  CASH AND CASH EQUIVALENTS

     The companies consider all highly liquid investments with an original maturity of three months or less to be cash equivalents.

  TEMPORARY INVESTMENTS

     Temporary investments include assets which are fully bonded or guaranteed by the United States Government, such as bank Certificates of Deposit covered by FDIC insurance, mutual funds invested exclusively in US Government debt instruments and Repurchase Agreements backed by US Government securities. Time deposits have an original maturity of greater than three months. Temporary investments are recorded at cost which approximates market.

  MARKETABLE SECURITIES

     In accordance with FAS 115, the Companies have treated their marketable securities as held to maturity type investments and have recorded them at cost. Marketable securities consist of several US Treasury Notes with a fair market value, which approximates cost, of $700,000 as of December 31, 1995. The note accrues interest at 4.25%.

  FUTURE POLICY BENEFITS

     The reserves for future policy benefits are computed in accordance with state statutes and administrative regulations. The aggregate reserve for accident and health policies consists of reserves for unearned premiums and reported and incurred but not reported on life and annuity claims. The unearned premiums reserve represents the portion of premiums paid in advance which have not yet been earned.

     The aggregate reserve for life and annuity policies represents the actuarially determined present value of amounts not yet due on claims.

  FURNITURE AND EQUIPMENT

     Furniture and equipment are carried at cost, and are depreciated using the straight line and double declining balance methods over estimated useful lives of three to seven years. Leasehold improvements are carried at cost and amortized over fifteen years. Upon disposition, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in operations of the period.

  ACQUISITION COSTS

     Acquisition costs, such as commissions and other costs of obtaining new members, are expensed as incurred.

  INCOME TAXES

     The Companies use SFAS No. 109, "Accounting for Income Taxes", which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce deferred tax assets to the amount that will, more likely than not, be realized. See Note 7 for additional information.

                             UICI DENTAL COMPANIES

  USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at December 31, 1995 and June 30, 1996, and revenues and expenses during the periods then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

3. FURNITURE AND EQUIPMENT

     Furniture and equipment consist of the following:

                                                                   DECEMBER 31,    JUNE 30,
                                                                       1995          1996
                                                                   ------------    ---------
    Equipment.....................................................   $502,187      $ 463,843
    Furniture.....................................................     37,233         58,393
    Computer equipment............................................    123,392        227,922
    Leasehold improvements........................................     38,550         38,800
                                                                     --------      ---------
                                                                      701,362        788,958
    Accumulated depreciation and amortization.....................   (372,804)      (432,149)
                                                                     --------      ---------
                                                                     $328,558      $ 356,809
                                                                     ========      =========

4. NOTES PAYABLE -- RELATED PARTIES

     A summary of notes payable by entity is as follows:

                                                                DECEMBER 31,    JUNE 30,
                                                                    1995          1996
                                                                ------------    --------
        UDC-Oklahoma...........................................  $  550,000     $ 87,500
        ADP....................................................     655,475      720,475
                                                                 ----------     --------
                                                                 $1,205,475     $807,975
                                                                 ==========     ========

     The UDC-Oklahoma notes payable at December 31, 1995 consist of two promissory notes in the amount of $100,000 and $450,000 payable to The Mega Life and Health Insurance Company ("MEGA") which also is a subsidiary of UICI. The notes are payable on demand, but no later than August 26, 1997, and December 31, 1997, respectively. Interest is due monthly at an annual rate equal to the net investment yield earned on the principal as invested by UDC Life and Health Insurance Company, which is 4.25% for 1995. These notes are collateralized by 500,000 shares of the capital stock of UDC Life and Health Insurance Company, and provide for certain restrictions on UDC-Oklahoma to incur borrowings, sell assets, enter into reinsurance agreements and invest assets.

     In addition, UDC-Oklahoma has a revolving line of credit available from MEGA of $1,000,000, of which $850,000 is in the form of a revolving credit facility and $150,000 is in the form of a term note payable. The amount of borrowings that can be made under this revolving line of credit is restricted by certain financial requirements of MEGA. Borrowings under the line of credit shall bear interest at the rate of 1% per month. As of December 31, 1995, no borrowings have been made against the line.

     The ADP debt at December 31, 1995 consists of a promissory note in the amount of $502,475 and a borrowing made against a line of credit of $153,000, both payable to UICI. Interest is paid monthly, and is computed at a monthly rate of 1% of the outstanding balance at the beginning of each month. The debt is collateralized by all tangible and intangible assets of ADP. The promissory note is due on demand and the revolving line of credit on October 12, 1997. The maximum amount that can be borrowed under the revolving line of credit is $200,000.

     If the proposed acquisition of the Companies by UDC is consummated, all of the above amounts will be repaid in full under the terms of the transaction.

                             UICI DENTAL COMPANIES

5. STOCKHOLDERS' EQUITY

     At December 31, 1995 the authorized and issued common stock of the Companies is as follows:

                                                                     NUMBER OF SHARES
                                                             --------------------------------
                                                             $.001 PAR     $2 PAR    $.01 PAR
                                                               VALUE       VALUE      VALUE
                                                             ----------    ------    --------
    Authorized:
      IDP................................................... 50,000,000        --         --
      UDC-Oklahoma..........................................         --    25,000         --
      ADP...................................................         --        --      1,000
                                                             ----------    ------      -----
    Total shares authorized................................. 50,000,000    25,000      1,000
                                                             ==========    ======      =====
    Issued:
      IDP...................................................    709,308        --         --
      UDC-Oklahoma..........................................         --     6,551         --
      ADP...................................................         --        --        500
                                                             ----------    ------      -----
    Total shares issued.....................................    709,308     6,551        500
                                                             ==========    ======      =====

     UDC-Oklahoma has authority to issue two classes of preferred stock, Class A and Class B. Holders of the Class B preferred stock are entitled to receive a fixed yearly dividend of 14% payable as authorized by the directors. This dividend, which is cumulative, is to be set aside or paid before any dividends are paid on the Class A preferred stock or common stock. The Class A preferred stockholders are entitled to a 12% annual cumulative dividend which is to be set aside or paid before the common stock dividends. The holders of common stock are entitled to receive all moneys appropriated to dividends, after the cumulative dividends on Class A and B preferred stocks have been fully paid. In 1995, only common stock shares were outstanding.

     In connection with the revolving line of credit discussed in Note 4, UDC-Oklahoma issued a warrant which was exercisable up to an aggregate of 3,125 shares of its common stock at a price of $100 per share through April 1996. Subsequent to December 31, 1995 this warrant was exercised and 3,125 shares of common stock were issued.

6. RELATED PARTY TRANSACTIONS

     At December 31, 1995, IDP had certain notes receivable from participating dental providers amounting to $43,884, of which $18,382 is included in current assets in the accompanying balance sheets. The notes are payable monthly, bear interest at an annual rate of 8%, are secured by dental office equipment, and are due at various dates through September 1998.

     At December 31, 1995, ADP and UDC-Oklahoma had notes payable to UICI (either directly or through MEGA) totaling $1,205,475 (see Note 4).

     UDC-Oklahoma leases office equipment from United Management and Consulting, Inc. ("UMCI"), a company owned by a stockholder and officer of UDC-Oklahoma. Lease payments made under the cancelable lease agreement amounted to $25,200 in 1995. The lease is cancelable by either party with at least one month's written notice.

     Included in selling, general and administrative expenses are management and consulting fees charged by a professional association owned by certain former shareholders of IDP totaling approximately $71,000 in 1995. Additionally, during 1995 consulting fees of $23,000 were charged by a former shareholder of IDP.

     Included in other income in the accompanying 1995 statement of operations is approximately $2,500 in net settlement income resulting from the collection of approximately $601,000 in damages relating to a claim

                             UICI DENTAL COMPANIES
filed by IDP in 1988, settled in 1991 and collected in 1995. IDP then paid bonuses to certain employees in recognition of their contributions to the recovery related to this claim and paid approximately $347,500 to a professional partnership owned by certain former shareholders for professional services principally rendered in prior years in connection with the claim. In connection with this claim, IDP entered into an agreement with the professional partnership owned by certain former shareholders whereby the professional partnership would be entitled to additional amounts, up to $150,000, that may be received in the future. In July 1996, IDP received an additional $346,000 in damages as final settlement of this claim, $150,000 of which was disbursed to the professional partnership in accordance with the agreement noted above.

     UDC Oklahoma is the sublessee under an office lease whereby they pay MEGA $2,430 per month for rent through April 1, 1998 and $2,494 through March 31, 2000. The lease is noncancellable.

     The President of UICI and his wife purchased annuities from UDC Life and Health Insurance Company. The total value of the annuities are $304,000. Payment on two of the annuities commences in December 1999 while payment on the third annuity commences in March of 1999.

7. INCOME TAXES

     For the 1995 tax year, the Companies did not file tax returns as a single consolidated group; each entity filed separately. The combined income tax provision for the Companies is summarized as follows:

                                                                  YEAR ENDED       SIX MONTHS
                                                                 DECEMBER 31,      ENDED JUNE
                                                                     1995           30, 1996
                                                                 ------------     ------------
    Current
      Federal..................................................    $181,087         $122,982
      State....................................................      16,000            8,887
                                                                   --------
                                                                    197,087          131,869
                                                                   --------
    Deferred
      Federal..................................................      13,200              950
      State....................................................       2,300              181
                                                                   --------
                                                                     15,500            1,131
                                                                   --------
                                                                   $212,587         $133,000
                                                                   ========

     A reconciliation of the Federal income tax rate to the effective tax rate is as follows:

                                                                                   SIX MONTHS
                                                                   YEAR ENDED        ENDED
                                                                  DECEMBER 31,      JUNE 30,
                                                                      1995            1996
                                                                  ------------     ----------
    Federal income tax rate.....................................      34.0%           34.0%
    Small life insurance company benefit........................     (13.0%)
    Other.......................................................       5.0%           (3.0%)
                                                                     ------
    Effective tax rate..........................................      26.0%           31.0%
                                                                     ======

                             UICI DENTAL COMPANIES

     Deferred income tax liability comprises the following:

                                                                    DECEMBER 31,   JUNE 30,
                                                                        1995         1996
                                                                    ------------   ---------
    Alternative minimum tax credit carryforward -- UDC-Oklahoma...   $   79,601    $  78,077
    Valuation allowance...........................................      (79,601)     (78,077)
                                                                      ---------    ---------
                                                                              0            0
                                                                      ---------    ---------
    Furniture and equipment -- IDP................................      (23,800)     (24,931)
                                                                      ---------    ---------
              Net deferred tax liability..........................   $  (23,800)   $ (24,931)
                                                                      =========    =========

8. EMPLOYEE BENEFITS

     During 1995, the Companies maintained qualified 401(k) profit-sharing plans covering substantially all of their employees. The plans allow for employees to contribute a percentage of their compensation up to the maximum limit allowable by law. The plans also provide for a discretionary matching contribution by the companies which totaled approximately $52,951 in 1995. The IDP plan was terminated effective December 31, 1995, in connection with the Agreement and plan of Exchange with UICI. The ADP plan was terminated effective December 31, 1995, at which time ADP adopted the UICI 401(k) plan.

9. OPERATING LEASE

     The Companies lease office space and office equipment under various noncancelable lease agreements. Rental expense for the year ended December 31, 1995 was $161,973. Future minimum lease payments required under the operating leases as of December 31, 1995, are as follows:

                1996..............................................  $157,130
                1997..............................................   101,130
                1998..............................................    56,130
                1999..............................................    55,574
                2000..............................................    55,574
                Thereafter........................................       -0-

10. RISKS, UNCERTAINTIES AND SUBSEQUENT EVENTS

     The Companies contract with certain medical HMOs to provide dental benefits to the HMO's members. In the event that the contracts between such HMOs and significant customers (e.g., government programs such as Medicare or Medicaid, major employer groups) are terminated or not renewed, such termination or nonrenewal would also terminate the companies' contracts to provide dental benefits to those HMOs. Furthermore, the contracts with the medical HMOs generally are on a year-to-year basis. Decisions by any of the medical HMOs to not renew the contracts (i.e., to change to a different dental care provider organization, or to drop dental coverage as a plan benefit) could result in significant membership loss. In 1996 IDP lost a major customer, through which it provided dental benefits to approximately 62,000 Florida Medicaid beneficiaries.

     The companies contract to provide services to government programs such as Medicare and Medicaid, either though contractual relationships with medical HMOs (as discussed above) or by contracting directly with the government program. Changes in reimbursement regulations could have an impact on the amounts of payments received under such contracts or on the timing of the payments received under those contracts.

                        REPORT OF INDEPENDENT ACCOUNTANT

To the Board of Directors of
  Kansas City Dental Care, Inc.

     I have audited the accompanying balance sheet of Kansas City Dental Care, Inc. as of December 31, 1995, and the related statements of income, retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

     I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

     In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kansas City Dental Care, Inc. as of December 31, 1995 and the results of its operation and its cash flow for the year then ended in conformity with generally accepted accounting principles.

James L. Gordon, C.P.A.

September 6, 1996

                         KANSAS CITY DENTAL CARE, INC.

                                 BALANCE SHEET

                                     ASSETS


                                                                       DECEMBER 31,
                                                                           1995       JUNE 30, 1996
                                                                       ------------   -------------
                                                                                       (UNAUDITED)
Current Assets:
  Cash...............................................................    $271,547       $ 600,310
  Accounts Receivable -- Trade.......................................     116,095          50,125
  Accounts Receivable -- Salary Advances.............................      10,648           8,198
  Accrued Interest Receivable........................................       1,453           1,291
  U.S. Treasury Bond.................................................      49,702          49,731
  Prepaid Income Taxes...............................................          --           2,280
                                                                         --------       ---------
          Total Current Assets.......................................     449,445         711,935
                                                                         --------       ---------
Fixed Assets:
  Dental Equipment...................................................     199,597         199,597
  Office Equipment...................................................      72,312          81,246
  Vehicles...........................................................      10,139          10,138
  Computer Equipment.................................................      58,027          76,125
  Buildings..........................................................     120,000         120,000
                                                                         --------       ---------
                                                                          460,075         487,106
  Less: Accumulated Depreciation.....................................    (231,540)       (244,142)
                                                                         --------       ---------
  Net Book Value of Fixed Assets.....................................     228,535         242,964
Other Assets.........................................................       2,700           2,700
                                                                         --------       ---------
TOTAL ASSETS.........................................................    $680,680       $ 957,599
                                                                         ========       =========
                               LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Accounts Payable...................................................    $ 23,078       $      --
  Payroll Taxes Payable..............................................       2,109           4,934
  Accrued Pension Payable............................................       8,618           7,922
  Escheat Fund Account...............................................          10              10
  Income Taxes Payable...............................................       1,891         104,216
  Deferred Premiums..................................................     269,084         257,338
  Fringe benefits payable............................................          --           2,673
  Current portion of long-term debt..................................      30,490          30,763
                                                                         --------       ---------
          Total Current Liabilities..................................     335,280         407,856
                                                                         --------       ---------
Long Term Liabilities:
  Notes Payable......................................................      93,418          85,936
  Less: Current portion..............................................     (30,490)        (30,763)
  Deferred Income Taxes..............................................      11,407          11,407
                                                                         --------       ---------
          Total Long Term Liabilities................................      74,335          66,580
                                                                         --------       ---------
          Total Liabilities..........................................     409,615         474,436
                                                                         --------       ---------
Stockholders Equity:
  Capital Stock......................................................      50,010          50,010
  Paid-In-Capital In Excess of Par...................................      43,808          43,808
  Retained Earnings..................................................     177,247         389,345
                                                                         --------       ---------
          Total Stockholders' Equity.................................     271,065         483,163
                                                                         --------       ---------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY...........................    $680,680       $ 957,599
                                                                         ========       =========

   The accompanying notes are an integral part of these financial statements.

                         KANSAS CITY DENTAL CARE, INC.

                              STATEMENT OF INCOME

                                                                                SIX MONTHS ENDED
                                                                                    JUNE 30,
                                                          YEAR ENDED        ------------------------
                                                       DECEMBER 31, 1995       1995          1996
                                                       -----------------    ----------    ----------
                                                                                   (UNAUDITED)
Revenues
  Sales -- Regular...................................     $ 7,264,397       $3,699,127    $3,866,488
  Sales -- Individual................................         527,595          260,877       303,417
  Sales -- Federal...................................         277,524          135,791       189,579
  Sales -- ACH.......................................          68,742           36,194        38,396
  Commissions and Other..............................         281,782          101,930       381,835
                                                          -----------       ----------    ----------
          Total Revenues.............................       8,420,040        4,233,919     4,779,715
                                                          -----------       ----------    ----------
Cost of Goods Sold
  Broker Commission..................................         536,330          269,185       345,906
  Capitation.........................................       5,665,866        2,916,224     2,740,753
  Refunds............................................          27,249           13,468        17,419
  Other Commissions..................................         269,416           92,825       322,729
                                                          -----------       ----------    ----------
          Total Cost of Goods Sold...................       6,498,861        3,291,702     3,426,807
                                                          -----------       ----------    ----------
          Gross Profit...............................       1,921,179          942,217     1,352,908
                                                          -----------       ----------    ----------
Operating Expenses
  Sales & Marketing and General & Administrative.....       1,854,722          904,512       986,907
  Depreciation.......................................          24,837           11,997        12,602
  Interest...........................................          10,098            4,806         4,176
                                                          -----------       ----------    ----------
          Total Operating Expenses...................       1,889,657          921,315     1,003,685
                                                          -----------       ----------    ----------
  Income From Operations.............................          31,522           20,902       349,223
                                                          -----------       ----------    ----------
Other Income (Expense)
  Lease Income.......................................           6,216               --            --
  Consulting Income..................................          51,700               --            --
  Interest Income....................................           6,085            3,847         1,822
  Gain on Sale of Equipment..........................          50,002           50,656            --
  Bonuses............................................        (137,166)         (62,522)      (34,731)
                                                          -----------       ----------    ----------
          Total Other Income (Expense)...............         (23,163)          (8,019)      (32,909)
                                                          -----------       ----------    ----------
  Income Before Income Taxes.........................           8,359           12,883       316,314
  Income Tax Expense.................................          (1,680)          (2,568)     (104,216)
                                                          -----------       ----------    ----------
  Net Income.........................................     $     6,679       $   10,315    $  212,098
                                                          ===========       ==========    ==========

   The accompanying notes are an integral part of these financial statements.

                         KANSAS CITY DENTAL CARE, INC.

                         STATEMENT OF RETAINED EARNINGS
                      FOR THE YEAR ENDED DECEMBER 31, 1995

Retained earnings -- January 1, 1995..............................................  $170,568
Net income for the year...........................................................     6,679
Less: Dividends paid..............................................................        --
                                                                                    ----------
                                                                                           -
Retained earnings -- December 31, 1995............................................   177,247
Net income for the period.........................................................   212,098
                                                                                    ----------
                                                                                           -
Retained earnings -- June 30, 1996 (unaudited)....................................  $389,345
                                                                                    ===========

   The accompanying notes are an integral part of these financial statements.

                         KANSAS CITY DENTAL CARE, INC.

                            STATEMENT OF CASH FLOWS

                                                                                SIX MONTHS ENDED
                                                                                    JUNE 30,
                                                          YEAR ENDED         ----------------------
                                                       DECEMBER 31, 1995       1995          1996
                                                       -----------------     ---------     --------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income...........................................      $   6,679         $  10,315     $212,098
Adjustments to reconcile net income to net cash
  provided by operating activities:
  Depreciation.......................................         24,837            11,997       12,602
  Deferred income taxes..............................         (3,504)               --           --
  Gain on sale of fixed assets.......................        (50,002)          (50,656)          --
  Amortization of discount...........................           (264)             (236)         (29)
Changes in operating assets and liabilities:
  Decrease (increase) in accounts
     receivable -- trade.............................        (61,624)               --       65,971
  Decrease (increase) in prepaid expenses............          4,841             2,000       (2,280)
  Decrease (increase) in salary advances.............          4,376           (11,085)         450
  Decrease in other receivables......................         24,824            24,824           --
  Increase (decrease) in accounts payable............        (23,421)          (38,295)     (23,248)
  Increase (decrease) in deferred premiums...........        190,855                --      (11,747)
  Increase in income taxes payable...................          1,393             2,071      102,496
  Increase in other payables.........................         10,451               411        6,802
                                                            --------         ---------     --------
Net cash provided by (used in) operations............        129,441           (48,654)     363,115
                                                            --------         ---------     --------
CASH FLOW FROM INVESTING ACTIVITIES
Proceeds from sale of fixed assets...................         70,000            70,000           --
Decrease in notes receivable.........................         63,065             6,841           --
Purchase of real estate..............................       (120,000)         (120,000)          --
Purchase of fixed assets.............................        (33,397)           (5,815)     (27,032)
Decrease (increase) in interest receivable...........         (1,453)           (1,292)         162
                                                            --------         ---------     --------
Net cash used by investing activities................        (21,785)          (50,266)     (26,870)
                                                            --------         ---------     --------
CASH FLOW FROM FINANCING ACTIVITIES
Proceeds from notes..................................        120,000           120,000           --
Payments on notes....................................        (61,831)          (41,926)      (7,482)
                                                            --------         ---------     --------
Net cash provided by (used in) financing
  activities.........................................         58,169            78,074       (7,482)
                                                            --------         ---------     --------
Net increase (decrease) in cash......................        165,825           (20,846)     328,763
Cash -- beginning of period..........................        105,721           105,721      271,547
                                                            --------         ---------     --------
Cash -- end of period................................      $ 271,546         $  84,875     $600,310
                                                            ========         =========     ========
SUPPLEMENTAL DISCLOSURES
Interest paid........................................      $  10,098         $   4,806     $  4,176
                                                            ========         =========     ========
Income taxes paid....................................      $   3,791         $     498     $  4,000
                                                            ========         =========     ========

   The accompanying notes are an integral part of these financial statements.

                         KANSAS CITY DENTAL CARE, INC.

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1995

NOTE A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. NATURE OF OPERATIONS

     Kansas City Dental Care, Inc., a Missouri corporation, is a prepaid dental care insurance company. The plan provides members with affordable, quality dental care in an era of spiraling health care costs. Members of Kansas City Dental Care, Inc. subscribe to coverage through a payroll deduction by their employer, and may continue coverage upon separation from their employer by renewing their subscription on an individual basis. Services are provided to members by contracting dentists throughout the area.

2. BASIS OF ACCOUNTING

     Financial statements are prepared on the accrual basis of accounting. Revenues are recorded at the time of the sale or transaction. Expenditures are recorded at the time the merchandise or service is received.

3. INVESTMENTS

     Bonds and short-term investments are reported at amortized cost. Discounts or premiums on bonds are amortized using the straight-line method. Interest earned on investments is being accrued.

4. ACCOUNTS RECEIVABLE

     Accounts receivable are stated at net realizable value. Doubtful accounts are written directly to expense when in the opinion of management, amounts involved are considered uncollectible, which approximates the allowance method of bad debt write-off.

5. FIXED ASSETS

     Fixed assets are stated at cost. Major improvements and betterments to existing fixed assets have been capitalized. Expenditures for maintenance and repairs which do not extend the life of the applicable fixed assets have been charged to expense as incurred.

     Depreciation is provided principally by the straight-line method over the estimated useful lives of the assets.

6. ACCRUED LIABILITIES

     Accrued liabilities are based on the accrual method of accounting and are computed through December 31, 1995.

     Unearned premiums are determined by prorating policy premiums over the terms of the policies.

7. INCOME TAXES

     Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related to temporary differences in reporting results of operations for income tax and financial accounting purposes.

8. USE OF ESTIMATES

     The preparation of financial statements on the accrual basis of accounting requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

                         KANSAS CITY DENTAL CARE, INC.

NOTE B -- CONCENTRATIONS OF CREDIT RISK

     The Company maintains its cash balances primarily in one financial institution located in Kansas City, Missouri. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000.00. At December 31, 1995 and June 30, 1996, the Company's uninsured cash balances total $242,422.46 and $644,720, respectively.

NOTE C -- INVESTMENT -- TREASURY BOND

     A $50,000 United States Treasury Bond paying interest at 7.75% was purchased during the year ended November 30, 1991 for $49,437.50. The amortized cost of the bond at December 31, 1995 and June 30, 1996 is $49,702 and $49,731, respectively, which approximates market value. The bond matures February 15, 2001. The fair market value as of December 31, 1995 and June 30, 1996 is $55,094 and $52,844, respectively.

NOTE D -- COMMITMENTS -- LEASES

     As Lessee: Kansas City Dental Care, Inc. is committed to a lease of their office space until July 31, 2000. Monthly rent in the amount of $4,956.75 is payable until July 31, 1998. Monthly rent will be $5,140.33 from August 1, 1998 through the end of the lease.

NOTE E -- 401(K) PLAN

     Kansas City Dental Care, Inc. has in place a 401(k) plan which provides for elective deferral of salaries for employees. The Company also invests a base amount of 3% to all employees vested and will match employee contributions up to an additional 4%. Contributions for the year ended December 31, 1995 and for the six months ended June 30, 1996 of $52,145 and $33,309, respectively, reflect both employee and employer contributions.

NOTE F -- NOTES PAYABLE

     Notes payable consist of the following:

          (a) 9.75% note for $95,000.00 payable in monthly installments of $993.32 principal and interest to UMB Bank of Kansas City. This loan is secured by real estate in Salina, Kansas, with a maturity date of February 1, 1998. The balance at December 31, 1995 and June 30, 1996 is $68,418 and $60,936, respectively.

          (b) 9.25% Line of Credit for $100,000.00 payable in quarterly installments for interest only to UMB Bank of Kansas City on $25,000.00 of this line. The remaining $75,000.00 is an open letter of credit for the benefit of the State of Kansas which expires November 15, 1996. This open letter must be renewed or replaced by August 15, 1996, or the commissioner of insurance will be authorized to draw upon the letter of credit.

     Principal maturities on notes payable are as follows:

    Year ended December 31, 1996.................................  $30,490
               December 31, 1997.................................    6,050
               December 31, 1998.................................   56,878
                                                                   -------
                                                                   $93,418
                                                                   =======

                         KANSAS CITY DENTAL CARE, INC.

NOTE G -- COMMON STOCK

     The corporation has authorized 10,000 shares of common stock with a par value of $10.00. Issued capital stock at the financial statement date was 5,001 shares at par value of $10.00. The owners of the 5,001 shares on December 31, 1995 and on June 30, 1996 are as follows:

                                                                    SHARES
                                                                    ------
    John Carlin.................................................    1,667
    Frank Schloegel.............................................    1,667
    Dennis Dlabal...............................................    1,667
                                                                    -----
              Total.............................................    5,001
                                                                    =====

NOTE H -- RELATED PARTY TRANSACTIONS

     An officer of Kansas City Dental Care, Inc. owns stock in dental clinics with which the corporation has provider contracts. The capitation fees paid to the officer's clinics for the year ended December 31, 1995 and for the six months ended June 30, 1996 were $941,890 and $252,999, respectively. Management services of $21,750.00 are also provided by another related corporation.

NOTE I -- DEFERRED INCOME TAXES

     Temporary differences giving rise to the deferred tax liability of $11,406.90 as of December 31, 1995 and as of June 30, 1996 consist of depreciation expense being reported differently for financial reporting and tax purposes.

NOTE J -- INCOME TAXES -- CURRENT

     Income taxes payable consist of the following:

                                                     FEDERAL         STATE           TOTAL
                                                    ----------     ----------     -----------
    1995 tax liability............................  $ 3,135.00     $ 2,049.00     $  5,184.00
    Less: Estimates paid and credits forwarded....   (2,841.00)       (452.00)      (3,293.00)
                                                    ----------      ---------      ----------
              Total...............................  $   294.00     $ 1,597.00     $  1,891.00
                                                    ==========      =========      ==========

                                                     FEDERAL         STATE           TOTAL
                                                    ----------     ----------     -----------
    1996 estimated tax liability..................  $89,093.24     $15,123.09     $104,216.33
    Less: Estimates paid and credits forward......   (1,600.00)       (680.00)      (2,280.00)
                                                    ----------      ---------      ----------
              Total...............................  $87,493.24     $14,443.09     $101,936.33
                                                    ==========      =========      ==========

                        REPORT OF INDEPENDENT ACCOUNTANT

To the Board of Directors and Stockholders of U.S. Dental Management, Inc.

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of U.S. Dental Management, Inc. and its subsidiaries at December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years ended December 31, 1994, 1993 and 1992, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

ANDREW C. SARAGER, C.P.A., P.C.

Phoenix, Arizona
February 14, 1995 except for
  Notes 12 and 13 for which the date is
  July 19, 1995

                          U.S. DENTAL MANAGEMENT, INC.

                          CONSOLIDATED BALANCE SHEETS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                    DECEMBER 31,
                                                                  ----------------     JUNE 30,
                                                                   1993      1994        1995
                                                                  ------    ------    -----------
                                                                                      (UNAUDITED)
Current assets:
  Cash and cash equivalents.....................................  $1,128    $1,914      $ 1,823
  Accounts receivable -- premiums...............................   1,316     2,098        1,695
  Other receivables.............................................       2        41          350
                                                                  ------    ------      -------
          Total current assets..................................   2,446     4,053        3,868
                                                                  ------    ------      -------
Property and equipment net of accumulated depreciation of $238 and $258 at December 31, 1993 and 1994, respectively, and $276
  at March 31, 1995 (unaudited).................................      99        83          105
Deferred and prepaid income taxes...............................     180        --           --
Regulatory certificates of deposits.............................     391       365          390
Intangible assets, net of accumulated amortization of $3 at June
  30, 1995......................................................      --        --          545
Other assets....................................................     111       122           83
                                                                  ------    ------      -------
          TOTAL ASSETS..........................................  $3,227    $4,623      $ 4,991
                                                                  ======    ======      =======

                              LIABILITIES AND STOCKHOLDERS' EQUITY:

Current liabilities:
  Current portion of long-term obligations......................  $   45    $   24      $    24
  Notes payable, officers.......................................      --        --          200
  Line of credit................................................      --       275          100
  Accounts payable -- trade.....................................      98       609          294
  Accrued payables..............................................     359        95           79
  Unearned revenue..............................................   1,459     1,864        1,803
  Dividends payable.............................................      27        34           --
  Taxes payable.................................................      --       144          233
                                                                  ------    ------      -------
          Total current liabilities.............................   1,988     3,045        2,733
Long-term liabilities:
  Long-term obligations, net of current portion.................      26         3          623
  Notes payable, officers.......................................     200       200           --
                                                                  ------    ------      -------
          Total long-term liabilities...........................     226       203          623
                                                                  ------    ------      -------
Minority interests..............................................      82        92           --
                                                                  ------    ------      -------
Stockholders' Equity:
  Common stock -- $0.10 par value, 2,000,000 shares authorized;
     500 shares issued and outstanding..........................      --        --           --
  Additional paid-in capital....................................      13        13           13
  Retained earnings.............................................     918     1,270        1,622
                                                                  ------    ------      -------
          TOTAL STOCKHOLDERS' EQUITY............................     931     1,283        1,635
                                                                  ------    ------      -------
          TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY............  $3,227    $4,623      $ 4,991
                                                                  ======    ======      =======

                            See accompanying notes.

                          U.S. DENTAL MANAGEMENT, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)

                                                                                    FOR THE SIX
                                                      FOR THE YEARS ENDED              MONTHS
                                                         DECEMBER 31,              ENDED JUNE 30,
                                                 -----------------------------    ----------------
                                                  1992       1993       1994       1994      1995
                                                 -------    -------    -------    ------    ------
                                                                                    (UNAUDITED)
Revenues:
  Premiums...................................... $10,907    $11,654    $12,586    $6,040    $6,566
  Interest income and other revenue.............      43         48        380       172       303
                                                 -------    -------    -------    ------    ------
                                                  10,950     11,702     12,966     6,212     6,869
Expenses:
  Dental care service...........................   7,390      8,423      8,773     4,270     4,372
  General and administrative....................   2,605      3,227      3,071     1,510     1,531
  Sales and marketing...........................     664        297        245       124       134
  Depreciation and amortization.................      71         67         55        33        29
  Interest expense..............................      20         16         24        16        29
                                                 -------    -------    -------    ------    ------
                                                  10,750     12,030     12,168     5,953     6,095
Net income (loss) before taxes and minority
  interests.....................................     200       (328)       798       259       774
Provision for taxes:
  Federal income tax............................      22       (178)       192        58       316
  State premium tax.............................     137        182        210       102       106
                                                 -------    -------    -------    ------    ------
                                                     159          4        402       160       422
                                                 -------    -------    -------    ------    ------
Net income (loss) before minority interests.....      41       (332)       396        99       352
Minority Interests..............................      (1)        16        (11)       --        --
                                                 -------    -------    -------    ------    ------
Net income (loss)............................... $    40    $  (316)   $   385    $   99    $  352
                                                 =======    =======    =======    ======    ======

                            See accompanying notes.

                          U.S. DENTAL MANAGEMENT, INC.

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                                                             ADDITIONAL
                                                                   COMMON     PAID IN     RETAINED
                                                                   STOCK      CAPITAL     EARNINGS
                                                                   ------    ---------    --------
Balance at 01/01/92..............................................   $ --       $  13       $1,254
  Net income.....................................................     --          --           40
  Dividends......................................................     --          --          (27)
                                                                    ----       -----       ------
Balance at 12/31/92..............................................     --          13        1,267
  Net loss.......................................................     --          --         (316)
  Prior period adjustment........................................     --          --          (33)
                                                                    ----       -----       ------
Balance at 12/31/93..............................................     --          13          918
  Prior period adjustment........................................     --          --           (6)
  Net income.....................................................     --          --          385
  Dividends......................................................     --          --          (27)
                                                                    ----       -----       ------
Balance at 12/31/94..............................................     --          13        1,270
  Net income (unaudited).........................................     --          --          352
                                                                    ----       -----       ------
Balance at 6/30/95 (unaudited)...................................   $ --       $  13       $1,622
                                                                    ====       =====       ======

                            See accompanying notes.

                          U.S. DENTAL MANAGEMENT, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                       FOR THE
                                                        FOR THE YEARS ENDED          SIX MONTHS
                                                            DECEMBER 31,           ENDED JUNE 30,
                                                      ------------------------     ---------------
                                                       1992     1993     1994       1994     1995
                                                      ------   ------   ------     ------   ------
                                                                                     (UNAUDITED)
Cash flows from operating activities:
  Net income (loss).................................  $   40   $ (316)  $  385     $   99   $  352
Reconciliation of net income to net cash provided by
  operating activities:
     Amortization and depreciation..................      71       67       55         33       29
     Loss on equipment sale.........................       6       --       11         --       --
     Minority interests.............................       1      (16)      11         --       --
  (Increase) decrease in:
     Accounts receivable-Premiums...................    (365)    (533)    (782)       (56)     403
     Other receivables..............................      (7)      10      (39)       (63)    (309)
     Deferred and prepaid income taxes..............      22     (123)     181        180       --
     Other assets...................................      10       (5)     (17)       (25)      39
  Increase (decrease) in:
     Accounts payable -- Trade......................     (51)      46      512        (38)    (315)
     Accrued payables...............................      63      268     (264)       (59)     (16)
     Unearned revenue...............................     131      254      405        258      (61)
     Taxes payable..................................      --       --      144        103       89
     Dividends payable..............................      --       --        6        (27)     (34)
                                                      ------   ------   ------     ------   ------
Net cash provided (used) by operating activities:...     (79)    (348)     608        405      177
Cash flows from investing activities:
  Capital expenditures..............................     (55)     (13)     (37)        (9)     (48)
  Reclassification of regulatory certificates of
     deposit .......................................      --       --       26         26      (25)
  Purchase of investments...........................     (15)     (31)     (15)        --       --
  Proceeds from sale of assets......................      --       --        1         --       --
  Purchase of client accounts.......................     (40)      --       --         --       --
  Purchase of minority interest in subsidiary ......      --       --       --         --     (640)
                                                      ------   ------   ------     ------   ------
Net cash used in investing activities:..............    (110)     (44)     (25)        17     (713)
Financing activities:
  Proceeds from long term debt......................      --       --       --         --      640
  Principal payments on loans.......................     (39)     (50)     (45)       (26)     (20)
  Proceeds from line of credit......................      --       --      275         --       --
  Principal payments on line of credit..............      --       --       --         --     (175)
  Dividends declared................................      --       --      (27)        --       --
  Proceeds from stockholders' loans.................      --      150       --         --       --
                                                      ------   ------   ------     ------   ------
Net cash provided (used) by financing activities:...     (39)     100      203        (26)     445
                                                      ------   ------   ------     ------   ------
Net increase (decrease) in cash and cash
  equivalents:......................................    (228)    (292)     786        396      (91)
Cash and cash equivalents at beginning of period:...   1,648    1,420    1,128      1,128    1,914
                                                      ------   ------   ------     ------   ------
Cash and cash equivalents at end of period:.........  $1,420   $1,128   $1,914     $1,524   $1,823
                                                      ======   ======   ======     ======   ======
Supplemental disclosure of cash flow information:
  Cash paid for interest............................  $   20   $   16   $   24     $   16   $   29
  Cash paid for income taxes........................      --       --   $   10         --   $   53

                            See accompanying notes.

                 U.S. DENTAL MANAGEMENT, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation: The consolidated financial statements include the accounts of U.S. Dental Management, Inc. and its subsidiaries ("US Dental"). All significant intercompany accounts and transactions have been eliminated in consolidation. The company, through its subsidiaries, contracts with independent practitioners to provide dental services to members in the form of pre-paid dental health contracts.

     Cash and Cash Equivalents: US Dental considers debt instruments purchased with a maturity of three months or less to be cash equivalents.

     Property and Equipment: Property and equipment are recorded at cost. Depreciation is determined using the declining balance method over useful lives of five to seven years.

     Income taxes: US Dental and its subsidiaries file a consolidated income tax return for federal income tax purposes. The subsidiaries of US Dental are required to pay the State Treasurer a tax (premium tax) for transacting business as a prepaid dental plan. The subsidiaries are exempt from state corporate income tax due to the payment of the premium tax.

     Significant Customer: During 1994 one customer accounted for approximately 16% of the aggregate revenue of US Dental.

     Prior period adjustment: The prior period adjustment for the year ended December 31, 1993, resulted from the payment of additional taxes not previously accrued. The adjustment for the year ended December 31, 1994, resulted from the write off of certain expenses that were incorrectly capitalized.

2. UNEARNED REVENUE

     Unearned revenue consists of subscriber fees received or billed in the current year for services to be rendered in a subsequent year.

3. STATUTORY RESERVE

     Prepaid dental plan organizations are required to maintain a reserve in an amount equal to two percent of subscription fees received, up to a maximum reserve of $500,000 per state. These reserves are included in retained earnings.

4. DENTAL CARE SERVICE

     Under prepaid dental health contracts, US Dental contracts with dentists for a set per member per month capitation fee to provide for its members. Specialty services not covered by capitation fees are recorded as incurred. In addition, US Dental is liable for out of area emergency care for subscribers under certain benefit packages. Subscriber reimbursements amounted to $20,000, $16,000, and $7,000 in 1992, 1993 and 1994, respectively, and were recorded as incurred.

5. REGULATORY DEPOSIT AND FINANCIAL INSTRUMENTS

     State codes provide that prepaid dental plans shall maintain trust funds, varying according to membership, with the Department of Insurance. The regulatory deposits consist of certificates of deposit. The fair value of all financial instruments, determined by reference to market data, approximated their recorded value at each of the balance sheet dates shown.

6. LONG-TERM OBLIGATIONS

     At December 31, 1994, there were 3 notes payable totaling $27,000 with monthly payments ranging from $550 to $2,500, at interest rates ranging from 5% to 11% maturing through March 1996.

                 U.S. DENTAL MANAGEMENT, INC. AND SUBSIDIARIES

7. OPERATING LEASES

     US Dental leases its facilities and certain equipment under noncancelable operating lease agreements which expire in 1999. Rental expense under these agreements for the years ended December 31, 1994, 1993 and 1992 totaled $206,000, $226,000 and $120,000, respectively. Future minimum lease payments at December 31, 1994 are as follows (dollars in thousands):

                                                                       YEAR ENDED
                                                                       DECEMBER 31
                                                                       -----------
            1995.....................................................     $ 243
            1996.....................................................       154
            1997.....................................................       144
            1998.....................................................       138
            1999.....................................................       138

8. PROFIT SHARING AND RETIREMENT PLAN

     Pursuant to section 10-044 of the Arizona Revised Statutes, US Dental adopted a 401(k) beginning in 1992. The amount of $3,000, $6,000 and $6,000 was expensed in 1992, 1993 and 1994, respectively.

     US Dental adopted a Defined Contribution plan (Profit Sharing). The basis for determining contribution amounts are under the discretionary contribution plan of the IRS 401L disparity rules. The groups covered under the plan are the shareholders and employees of U.S. Dental Plan of New Mexico, Inc. and U.S. Dental Management, Inc. hired prior to July 1, 1989. There were no contributions expenses for the year ended December 31, 1994.

9. BANK LINE-OF-CREDIT

     US Dental has a bank line-of-credit for $300,000 which renewed April 15, 1995. There was an outstanding balance as of December 31, 1994 of $275,000. Borrowings thereunder bear interest of 1.25% above the bank's prime rate. The line is collateralized by US Dental's accounts receivable and is personally guaranteed by US Dental's shareholders.

10. NOTES PAYABLE OFFICERS

     Notes payable to officers consist of amounts due to shareholders, bearing interest ranging from 7% to 9.5% and due upon demand.

11. INCOME TAXES

     Deferred taxes result primarily from utilization of accelerated depreciation for income tax reporting purposes. A reconciliation of the difference between the federal income tax rate and US Dental's effective tax rate is as follows:

                                                               1992       1993       1994
                                                               -----     ------     ------
    Federal Income Tax Rate (Benefit)........................  34.0%     (34.0%)     34.0%
    Other, net...............................................    .9%       (.9%)     (1.3%)
                                                               -----     ------     ------
              Effective Tax Rate.............................  34.9%     (34.9%)     32.7%
                                                               =====     ======     ======

     US Dental generally pays premium taxes in lieu of state income taxes.

                 U.S. DENTAL MANAGEMENT, INC. AND SUBSIDIARIES

12. ACQUISITION OF MINORITY INTEREST IN SUBSIDIARY

     On April 1, 1995, US Dental redeemed the stock of a minority shareholder for an aggregate redemption price of $640,000. The agreement provides for payment of interest at 6.5% per month, with principal payments of approximately $7,700 commencing in February 1996. The agreement provides for forgiveness of dividends due to the minority shareholder approximating $92,000. The net cost of acquiring the minority interest, $548,000, has been recorded as goodwill.

13. SUBSEQUENT EVENT

     On July 19, 1995, the stockholders of US Dental entered into a definitive agreement to sell all the outstanding capital stock of US Dental. US Dental is a managed dental benefits company that operates pre-paid dental plans.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of
  Associated Health Plans, Inc. and
  Associated Companies, Inc.

     In our opinion, the accompanying combined balance sheet and the related statement of operations and retained earnings and of cash flows present fairly, in all material respects, the combined financial position of Associated Health Plans, Inc. and Associated Companies, Inc., as described in the basis of financial statement presentation in Note 1 to the financial statements, at December 31, 1995 and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Associated Health Plans, Inc. and Associated Companies, Inc. management; our responsibility is to express an opinion on these statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP

Dallas, Texas
February 26, 1996

                         ASSOCIATED HEALTH PLANS, INC.
                                      AND
                           ASSOCIATED COMPANIES, INC.

                             COMBINED BALANCE SHEET
                               DECEMBER 31, 1995

                                     ASSETS

Current assets:
  Cash and cash equivalents......................................................  $  358,179
  Certificates of deposit........................................................     386,559
  Premiums receivable, net of allowance for doubtful accounts of $86,669.........     500,154
  Deferred income taxes..........................................................     155,782
  Other assets...................................................................     137,474
                                                                                   ----------
          Total current assets...................................................   1,538,148
Fixed assets, net of accumulated depreciation of $134,217........................     160,078
Intangible assets, net of accumulated amortization of $524,928...................   1,507,913
State deposits...................................................................     200,000
                                                                                   ----------
          Total assets...........................................................  $3,406,139
                                                                                   ==========
                            LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Payable to providers...........................................................  $  400,807
  Unearned premiums..............................................................      63,294
  Premium taxes payable..........................................................      52,067
  Accounts payable and accrued liabilities.......................................      12,511
  Accrued federal income tax.....................................................     100,000
  State income tax payable.......................................................       5,000
  Notes payable -- noncompete agreements.........................................   2,008,122
                                                                                   ----------
          Total current liabilities..............................................   2,641,801
Commitments and Contingencies
Stockholders' equity:
  Common stock...................................................................       4,250
  Additional paid-in capital.....................................................      57,789
  Retained earnings..............................................................     702,299
                                                                                   ----------
     Total stockholders' equity..................................................     764,338
                                                                                   ----------
                                                                                   $3,406,139
                                                                                   ==========

                See accompanying notes to financial statements.

                         ASSOCIATED HEALTH PLANS, INC.
                                      AND
                           ASSOCIATED COMPANIES, INC.

       COMBINED STATEMENT OF OPERATIONS AND CHANGES IN RETAINED EARNINGS
                      FOR THE YEAR ENDED DECEMBER 31, 1995

Revenue:
  Premiums earned...............................................................  $14,200,112
  Interest income...............................................................       28,758
                                                                                  -----------
          Total revenue.........................................................  $14,228,870
                                                                                  -----------
Operating expenses:
  Dental provider services......................................................   10,966,885
  Sales and marketing...........................................................      922,213
  General and administrative....................................................    1,963,172
  Premium taxes.................................................................      273,879
                                                                                  -----------
          Total operating expenses..............................................   14,126,149
                                                                                  -----------
Income before provision for federal income tax..................................      102,721
Provision for federal income tax................................................       37,000
                                                                                  -----------
Net income......................................................................       65,721
Retained earnings, beginning of year............................................      636,578
                                                                                  -----------
Retained earnings, end of year..................................................  $   702,299
                                                                                  ===========

                See accompanying notes to financial statements.

                         ASSOCIATED HEALTH PLANS, INC.
                                      AND
                           ASSOCIATED COMPANIES, INC.

                        COMBINED STATEMENT OF CASH FLOWS
                      FOR THE YEAR ENDED DECEMBER 31, 1995

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income.....................................................................  $  65,721
  Adjustments to reconcile net income to net cash provided by (used in)
     operating activities:
     Depreciation and amortization...............................................    177,843
     Changes in operating assets and liabilities:
       Increase in accounts receivable...........................................   (176,372)
       Increase in other assets..................................................    (13,401)
       Increase in accounts payable and accrued expenses.........................    114,655
       Decrease in deferred income taxes, accrued federal income tax and
          state tax payable......................................................    (38,100)
                                                                                   ---------
          Net cash provided by operating activities..............................    130,346
                                                                                   ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of furniture and equipment...........................................    (55,404)
                                                                                   ---------
          Net cash used in investing activities..................................    (55,404)
                                                                                   ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Repayment of indebtedness......................................................   (146,873)
                                                                                   ---------
          Net cash used in financing activities..................................   (146,873)
                                                                                   ---------
NET DECREASE IN CASH AND CASH EQUIVALENTS........................................    (71,931)
CASH AND CASH EQUIVALENTS:
  Beginning of period............................................................    430,110
                                                                                   ---------
  End of period..................................................................  $ 358,179
                                                                                   =========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid during the period for:
     Interest....................................................................  $ 110,127
                                                                                   =========
     Income taxes................................................................  $   6,600
                                                                                   =========

                See accompanying notes to financial statements.

                         ASSOCIATED HEALTH PLANS, INC.
                                      AND
                           ASSOCIATED COMPANIES, INC.

                     NOTES TO COMBINED FINANCIAL STATEMENTS

1. AHP AND ITS OPERATIONS

     At December 31, 1995, four individuals owned 100% of the common stock of both Associated Health Plans, Inc. (Associated) and Associated Companies, Inc.
(ACI). Associated and ACI are referred to collectively as "AHP."

     Associated operates as a prepaid dental plan in the state of Arizona. Associated is licensed by the state of Arizona to operate as a prepaid dental plan organization as defined under Article Seven of the Arizona Revised Insurance Statutes.

     Associated sells group prepaid dental coverage on a monthly term basis to contract holders consisting of business, governmental and nonprofit groups. AHP has joint venture marketing agreements with a medical health maintenance organization and dental indemnity insurance company. Under these agreements, the joint venture partners sell group prepaid dental coverage for AHP. They collect the premiums directly and remit to AHP. They also sell prepaid dental coverage to individual contract holders on an annual basis.

     ACI is organized to provide management services for Associated. Under the terms of a management agreement, ACI provides equipment and operating facilities as well as administrative and marketing services. ACI also provides management services for an affiliate, Associated Dental Care Providers, P.C. (ADCP) which employs dentists and support staff who provide services primarily to individuals under Associated's dental coverage. (See Note 5). At the date of the sale of the common stock of Associated and ACI, all management services agreements between ACI and ADCP were terminated.

     Two stockholders, who are also licensed dentists, own 100% of the common stock in ADCP. ADCP is a major provider of dental services to members enrolled with AHP's contract holders. During 1995, payments to ADCP amounted to $2,789,931.

BASIS OF FINANCIAL STATEMENT PRESENTATION

     The accompanying combined financial statements include the financial statements of ACI and Associated for the year ended December 31, 1995. Based upon the subsequent stock sale of ACI and Associated in January 1996 (Note 5), the accompanying combined financial statements exclude the assets and liabilities related to servicing ADCP as well as the operational results of servicing ADCP for the year ended December 31, 1995. All significant intercompany transactions have been eliminated in combination.

     As noted above, ACI's revenues and expenses related to the management of ADCP were excluded. The allocation of revenues and expenses can be separately identified in the companies' general ledgers. Only those revenues and expenses identified as relating to the management of Associated or ACI were included in the combination.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PREMIUM EARNED AND PROVIDER CAPITATION

     Premiums billed to individual and group subscribers are recognized as revenue in the month in which subscribers are entitled to receive dental care. Unearned premiums consist of amounts collected during the current period for services to be rendered in a subsequent period. Allowance for doubtful accounts for uncollectible premiums under 90 days past due are recorded as an expense when established.

     AHP contracts with dentists (providers) for dental services to be provided to its subscribers. Provider capitation consists of monthly fees paid to providers and is expensed in the month in which the provider is obligated to render dental services. AHP is not obligated to providers for services exceeding the basic benefit

                         ASSOCIATED HEALTH PLANS, INC.
                                      AND
                           ASSOCIATED COMPANIES, INC.

              NOTES TO COMBINED FINANCIAL STATEMENTS -- CONTINUED

coverage. Emergency services to members while temporarily out of their provider's area, as well as specialty services not covered by capitation fees, are recorded as incurred.

CASH AND CASH EQUIVALENTS

     For purpose of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, money market investment accounts held by brokers which are readily convertible to cash, and certificates of deposit with maturities at the date of purchase of less than 90 days.

FURNITURE AND EQUIPMENT

     Furniture and equipment are recorded at cost. Depreciation is calculated using the straight-line method over a period of three to five years based on the estimated useful life of the related asset. Depreciation expense was $43,278 in 1995.

INCOME TAXES

     Income taxes are accounted for in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109), which requires the asset and liability method of accounting for deferred income taxes. The asset and liability method requires recognition of deferred tax assets and liabilities for the estimated future tax consequences attributable to differences between the financial statement bases and the tax bases of assets and liabilities. (Note 6)

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. INTANGIBLE ASSETS

     Intangible assets consist of the net present value of certain noncompete agreements entered into in connection with the purchase of AHP from its former stockholders in January 1992. The noncompete agreements were originally recorded at their net present value with imputed interest rates of 11.2% and 8.5% for the two former stockholders, respectively, and are being amortized over the ten year term of the agreement. Under these agreements, accumulated amortization at December 31, 1995 was $524,928.

4. STATE DEPOSITS

     AHP is required by statute to post a surety bond in the amount of $200,000 with the Arizona state treasurer. In lieu of purchasing a surety bond to guarantee services under this plan, AHP has elected to deposit $200,000 of bank certificates of deposit with the treasurer's office. AHP continues to receive all interest income from the certificate of deposit held by these certificates.

5. SUBSEQUENT STOCK SALE OF AHP

     On January 22, 1996, the common stock of ACI and Associated was purchased by United Dental Care, Inc. for $14.4 million. In connection with the purchase, $3,548,867 of the proceeds to the sellers were used to

                         ASSOCIATED HEALTH PLANS, INC.
                                      AND
                           ASSOCIATED COMPANIES, INC.

              NOTES TO COMBINED FINANCIAL STATEMENTS -- CONTINUED

repay the notes payable on behalf of Associated and ACI under the noncompete agreements existing at December 31, 1995. (Note 7).

6. INCOME TAXES

     The provision (benefit) for income taxes consisted of the following components (dollars in thousands):

                                                                                  1995
                                                                                --------
    Current
      Federal.................................................................  $100,000
      State...................................................................     5,000
                                                                                --------
    Total current.............................................................   105,000
    Deferred (benefit)........................................................   (68,000)
                                                                                --------
    Provision for income taxes................................................  $ 37,000
                                                                                ========

     Associated files its corporate income tax return on a calendar year end and ACI files its corporate income tax return on a fiscal year ended June 30.

     As a licensed pre-paid dental plan organization, Associated pays premium taxes in lieu of state income taxes.

     A reconciliation of the difference between the Federal income tax rate and AHP's effective tax rate is as follows:

    Federal income tax rate........................................................   34%
    Officers life insurance........................................................    5
    Meals and entertainment........................................................    4
    State tax (net of federal benefit).............................................    3
    Change in assumption in the expected federal tax rate..........................  (10)
                                                                                     ---
    Effective tax rate.............................................................   36%
                                                                                     ===

     Deferred tax assets/(liabilities) were comprised of the following at December 31:

                                                                                  1995
                                                                                --------
    Premium reserve.........................................................    $ 29,500
    Noncompete agreement....................................................     136,400
    Unearned premium........................................................       6,282
                                                                                --------
    Gross deferred tax assets...............................................     172,182
                                                                                --------
    Depreciation............................................................     (16,400)
                                                                                --------
    Gross deferred tax liability............................................     (16,400)
    Valuation reserve.......................................................           0
                                                                                --------
    Net deferred tax asset..................................................    $155,782
                                                                                ========

                         ASSOCIATED HEALTH PLANS, INC.
                                      AND
                           ASSOCIATED COMPANIES, INC.

              NOTES TO COMBINED FINANCIAL STATEMENTS -- CONTINUED

7. NOTES PAYABLE

     Debt consists of notes payable to two former stockholders for the noncompete agreement entered into with them in connection with the stock sale of ACI to its current stockholders in 1992. Interest expense in 1995 was $285,017. At December 31, 1995, notes payable consisted of the following:

    11.2% note payable due in semimonthly payments of $9,083.33, including
      interest through December 2001.......................................    $  912,915
    8.5% note payable due in semimonthly payments of $6,805.55, from
      January 1996 to December 2005........................................     1,095,207
                                                                               ----------
              Total........................................................    $2,008,122
                                                                               ==========

     In January 1996, the common stock of AHP was purchased by United Dental Care, Inc. (UDC) and these obligations were repaid by UDC as part of the purchase price. (Note 5)

8. COMMON STOCK

     At December 31, 1995, Associated had 900,000 of $.10 par value shares authorized and 22,500 shares outstanding. At December 31, 1995, ACI had 20,000 shares of $.10 par value stock authorized, issued and outstanding. During 1995, there were no changes in the numbers of shares of common stock and the amount of common stock or in additional paid-in capital.

9. COMMITMENTS AND CONTINGENCIES

     AHP leases its facilities under noncancelable operating lease agreements expiring at various dates through 1999. Rental expense under these agreements, which is included in general and administrative expenses, was $117,088 in 1995. Future minimum lease payments under these agreements are as follows:

            1996....................................................    $116,525
            1997....................................................    $118,531
            1998....................................................    $118,531
            1999....................................................    $ 57,300

     As a result of the purchase by United Dental Care (Note 5), management believes that the determination of the ultimate liability of these obligations, after considering subleasing alternatives and a negotiated termination price, cannot be determined at this time. Accordingly, no adjustments has been made to the recorded lease liability.

     AHP is involved in certain claims. In the opinion of management, the disposition of these matters will not have a material adverse effect on AHP's financial condition.

                            UNITED DENTAL CARE, INC.

                 INTRODUCTION TO UNAUDITED PRO FORMA CONDENSED
                       CONSOLIDATED FINANCIAL STATEMENTS

     The accompanying unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 1995 has been prepared as if both the US Dental and AHP acquisitions and the Company's initial public offering that occurred in September 1995 had occurred on January 1, 1995. The accompanying unaudited pro forma condensed consolidated statement of operations for the six months ended June 30, 1996 has been prepared as if the AHP acquisition and the offering of the Common Stock pursuant to this Prospectus had occurred on January 1, 1995. See "Pending and Recent Acquisitions." The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 1995 includes: (i) the historical results of operations of the Company for the year ended December 31, 1995; (ii) the historical results of operations of AHP for the year ended December 31, 1995; (iii) the historical results of US Dental for the ten months ended October 31, 1995, and gives effect to the US Dental and AHP acquisitions under the purchase method of accounting; and (iv) the Company's initial public offering. The unaudited pro forma condensed consolidated statement of operations for the six months ended June 30, 1996 includes: (i) the historical results of operations of the Company for the six months ended June 30, 1996; and (ii) the historical results of operations of AHP for the month ended January 31, 1996, and gives effect to the AHP acquisition under the purchase method of accounting; and (iii) the offering of the Common Stock pursuant to this Prospectus. Such unaudited pro forma condensed consolidated statements of operations incorporate the pro forma and offering adjustments described in the accompanying Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.

     The unaudited pro forma condensed consolidated balance sheet as of June 30, 1996 includes the historical financial position of the Company as of June 30, 1996 and gives effect to the offering as if it had occurred at June 30, 1996.

     The pro forma information does not purport to be indicative of actual results that would have been achieved if the US Dental and AHP acquisitions, the Company's initial public offering that occurred in September 1995 or the issuance of the Common Stock offered hereby actually had been effective as of the dates indicated or the results that may be obtained in the future. The pro forma condensed consolidated financial statements should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the respective historical consolidated financial statements of the Company, US Dental and AHP and the related notes thereto included elsewhere in this Prospectus.

                            UNITED DENTAL CARE, INC.

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1995
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                       U.S. DENTAL                                                      UNITED
                                    ASSOCIATED      MANAGEMENT, INC.                                     INITIAL        DENTAL
                      UNITED          HEALTH           TEN MONTHS                                        PUBLIC       CARE, INC.
                      DENTAL           PLANS              ENDED            PURCHASE                     OFFERING       PRO FORMA
                   CARE, INC.(A)    COMBINED(B)    OCTOBER 31, 1995(C)    ADJUSTMENTS    PRO FORMA     ADJUSTMENTS    AS ADJUSTED
                   -------------    -----------    -------------------    -----------    ----------    -----------    -----------
Revenues:
  Premiums earned
     and other
     revenues....   $    78,626       $14,200            $11,208                         $  104,034                   $   104,034
  Interest
     income......           603            29                 24                                656                           656
                    -----------       -------            -------                         ----------                   -----------
                         79,229        14,229             11,232                            104,690                       104,690
                    -----------       -------            -------                         ----------                   -----------
Costs and
  expenses:
  Dental services
     and claims
     expense.....        46,750        10,967              7,332                             65,049                        65,049
  Sales and
     marketing &
     general and
administrative...        24,422         2,696              3,019            $(1,018)(d)      29,119                        29,119
  Depreciation
     and
  amortization...         1,190           178                 52                711 (e)       2,131                         2,131
  Interest
     expense.....         1,005           285                 53                 --           1,343      $(1,343)(f)           --
                    -----------       -------            -------            -------      ----------      -------      -----------
                         73,367        14,126             10,456               (307)         97,642       (1,343)          96,299
                    -----------       -------            -------            -------      ----------      -------      -----------
Income before
  Federal income
  taxes and
  extraordinary
  charge.........         5,862           103                776                307           7,048        1,343            8,391
Provision for
  Federal income
  taxes..........         2,131            37                320                309 (g)       2,797          457 (h)        3,254
                    -----------       -------            -------            -------      ----------      -------      -----------
Net income
  applicable to
  common stock
  before
  extraordinary
  charge.........   $     3,731       $    66            $   456            $    (2)     $    4,251      $   886      $     5,137
                    ===========       =======            =======            =======      ==========      =======      ===========
Net income per
  common share
  before
  extraordinary
  charge.........   $      0.68                                                          $     0.78                   $      0.94(i)
                    ===========                                                          ==========                   ===========
Weighted average
  number of
  common shares
  outstanding....     5,448,892                                                           5,448,892                     5,448,892(j)

                            See accompanying notes.

                            UNITED DENTAL CARE, INC.

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                     FOR THE SIX MONTHS ENDED JUNE 30, 1996
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                     ASSOCIATED                                                  UNITED
                                        UNITED      HEALTH PLANS                                                 DENTAL
                                        DENTAL        COMBINED                                                 CARE, INC.
                                         CARE,      JANUARY 31,      PURCHASE                    OFFERING       PRO FORMA
                                        INC.(K)       1996(L)       ADJUSTMENTS    PRO FORMA    ADJUSTMENTS    AS ADJUSTED
                                       ---------    ------------    -----------    ---------    -----------    -----------
Revenues:
  Premiums earned and other
     revenues......................... $  50,728       $1,176                       $51,904                     $  51,904
  Interest income.....................       397            2                           399                           399
                                       ---------       ------                       -------                     ---------
                                          51,125        1,178                        52,303                        52,303
                                       ---------       ------                       -------                     ---------
Costs and expenses:
  Dental services and claims
     expense..........................    30,674          881                        31,555                        31,555
  Sales and marketing & general and
     administrative...................    14,411          309          $ (57)(m)     14,663                        14,663
  Depreciation and amortization.......     1,003           10             46 (n)      1,059                         1,059
  Interest expense....................       209            4                           213        $(213)(o)           --
                                       ---------       ------          -----        -------        -----        ---------
                                          46,297        1,204            (11)        47,490         (213)          47,277
                                       ---------       ------          -----        -------        -----        ---------
Income before Federal income taxes....     4,828          (26)            11          4,813          213            5,026
Provision for Federal income taxes....     1,772           (9)            15 (p)      1,778           72 (q)        1,850
                                       ---------       ------          -----        -------        -----        ---------
Net income applicable to common
  stock............................... $   3,056       $  (17)         $  (4)       $ 3,035        $ 141        $   3,176
                                       =========       ======          =====        =======        =====        =========
Net income per common share........... $    0.42                                                                $    0.34(i)
                                       =========                                                                =========
Weighted average number of common
  shares outstanding.................. 7,222,149                                                                9,222,149(r)

                            See accompanying notes.

                            UNITED DENTAL CARE, INC.

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                                 JUNE 30, 1996
                                 (IN THOUSANDS)

                                     ASSETS

                                                                                          UNITED DENTAL
                                                                                           CARE, INC.
                                                        UNITED DENTAL      OFFERING         PRO FORMA
                                                         CARE, INC.       ADJUSTMENTS      AS ADJUSTED
                                                        -------------     -----------     -------------
Current assets
  Cash and cash equivalents...........................     $20,345          $51,734 (s)     $  72,079
  Premiums receivable.................................       4,387               --             4,387
  Accrued interest and other current assets...........         861               --               861
  Deferred taxes, current.............................         729               --               729
                                                           -------          -------         ---------
          Total current assets........................      26,322           51,734            78,056
                                                           -------          -------         ---------
Regulatory deposits...................................       3,437               --             3,437
Furniture and equipment, net..........................       4,498               --             4,498
Intangible assets, net................................      41,667               --            41,667
Other assets, net.....................................         109               --               109
Deferred taxes, noncurrent............................         109               --               109
                                                           -------          -------         ---------
          Total noncurrent assets.....................      49,820               --            49,820
                                                           -------          -------         ---------
          Total assets................................     $76,142          $51,734         $ 127,876
                                                           =======          =======         =========

                                 LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
  Accounts payable, accrued expenses and claims
     reserve..........................................     $ 4,123                          $   4,123
  Unearned premiums...................................       2,614                              2,614
  Current portion of debt.............................         978          $  (978)(t)            --
  Other current liabilities...........................         158               --               158
                                                           -------          -------         ---------
          Total current liabilities...................       7,873             (978)            6,895
Long-term debt, net of current portion................       3,598           (3,598)(t)            --
                                                           -------          -------         ---------
          Total liabilities...........................      11,471           (4,576)            6,895
                                                           -------          -------         ---------
Stockholders' equity
  Common stock, $.10 par value........................         691              200 (u)           891
  Additional paid-in capital..........................      52,100           56,110 (u)       108,210
  Retained earnings...................................      11,880               --            11,880
                                                           -------          -------         ---------
          Total stockholders' equity..................      64,671           56,310           120,981
                                                           -------          -------         ---------
          Total liabilities and stockholders'
            equity....................................     $76,142          $51,734         $ 127,876
                                                           =======          =======         =========

                            See accompanying notes.

                            UNITED DENTAL CARE, INC.

                          NOTES TO UNAUDITED PRO FORMA
                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(a) The Company's statement of operations for the year ended December 31, 1995 includes the results of operations of US Dental after October 31, 1995. The US Dental acquisition was effective November 1, 1995.

(b) Represents the historical results of operations of AHP for the year ended December 31, 1995. The AHP acquisition was effective February 1, 1996.

(c) Represents the historical results of operations of US Dental for the ten months ended October 31, 1995. See note (a) above.

(d) Sales and marketing & general and administrative expenses have been reduced to eliminate salaries and benefits of certain senior officers of AHP and US Dental, including officers who were former stockholders of AHP and US Dental, since such officers did not continue with the Company subsequent to the AHP and US Dental acquisitions and were not replaced.

(e) Reflects the increase in amortization expense ($602) of goodwill related to the AHP and US Dental acquisitions as amortized over 40 years, and the increase in amortization ($93) of the value of the non-competition agreements related to the AHP and US Dental acquisitions as amortized over three years. Also reflected is the increase in amortization expense ($16) for the consulting agreements related to the US Dental acquisition as amortized over four years.

(f) Reflects the elimination of the interest expense, assuming the initial public offering occurred on January 1, 1995 resulting in the elimination of debt.

(g) Reflects the income tax effect (assuming a marginal tax rate of 34.0%) of the pro forma adjustments described in notes (d) and (e) herein.

(h) Reflects the income tax effect (assuming a marginal tax rate of 34.0%) of the offering adjustment described in note (f) above.

(i) Net income per common share is calculated by dividing pro forma as adjusted net income by the weighted average number of common shares outstanding. Such pro forma as adjusted net income reflects the impact of the pro forma adjustments and offering adjustments.

(j) Weighted average number of common shares outstanding is calculated based upon the relevant weighted average common shares outstanding and the options and warrants outstanding (using the treasury stock method) for each calculation presented.

(k) The Company's statement of operations for the six months ended June 30, 1996 includes the results of operations of AHP for the five months ended June 30, 1996. The AHP acquisition was effective February 1, 1996.

(l) Represents the historical results of operations of AHP for the month ended January 31, 1996.

(m) Sales and marketing & general and administrative expenses have been reduced to eliminate salaries and benefits of certain senior officers of AHP, including former significant stockholders of AHP, since such officers did not continue with the Company subsequent to the AHP acquisition and were not replaced.

(n) Reflects the increase in amortization expense of goodwill and non-competition agreements related to the AHP acquisition.

(o) Reflects the elimination of the interest expense, assuming the offering of Common Stock pursuant to this Prospectus occurred on January 1, 1995 resulting in the elimination of debt.

(p) Reflects the income tax effect (assuming a marginal tax rate of 34.0%) of the pro forma adjustments described in notes (m) and (n) herein.

                            UNITED DENTAL CARE, INC.

                          NOTES TO UNAUDITED PRO FORMA
            CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

(q) Reflects the income tax effect (assuming a marginal tax rate of 34.0%) of the offering adjustment described in note (o) above.

(r) Weighted average number of common shares outstanding is calculated based upon the relevant weighted average common shares outstanding and the options and warrants outstanding (using the treasury stock method), including the offering of Common Stock pursuant to this Prospectus, for each calculation presented.

(s) Reflects the net cash proceeds to the Company from the offering after the payment of underwriting and offering expenses of $3,690. Also reduced to reflect the use of $4,576 in cash to pay outstanding indebtedness of the Company.

(t) Reflects the payment of outstanding indebtedness related to the US Dental and AHP consulting and non-compete agreements ($4,576 at June 30, 1996).

(u) Reflects the increase in stockholders' equity resulting from the offering of 2,000,000 shares of Common Stock pursuant to this Prospectus.

                            UNITED DENTAL CARE, INC.

                 INTRODUCTION TO UNAUDITED PRO FORMA CONDENSED
                         COMBINED FINANCIAL STATEMENTS

     The accompanying unaudited pro forma condensed combined financial statements reflect the consolidated financial position of the Company at June 30, 1996 and the results of its consolidated operations for the year ended December 31, 1995 and the six months ended June 30, 1996, after giving pro forma effect to: (i) the US Dental and AHP acquisitions; (ii) the offering of Common Stock pursuant to this Prospectus; and (iii) the Pending Acquisitions. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 1995 includes: (i) the historical results of operations of the Company for the year ended December 31, 1995; (ii) the historical results of operations of US Dental for the ten months ended October 31, 1995; (iii) the historical results of operations of AHP and the Pending Acquisitions, except Independent, for the year ended December 31, 1995; and (iv) the offering of Common Stock pursuant to this Prospectus. The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 1996 includes: (i) the historical results of operations of the Company for the six months ended June 30, 1996; (ii) the historical results of operations of AHP for the month ended January 31, 1996; (iii) the historical results of operations of the Pending Acquisitions, except Independent, for the six months ended June 30, 1996; and (iv) the offering of Common Stock pursuant to this Prospectus. The unaudited pro forma condensed combined balance sheet as of June 30, 1996 includes: (i) the historical financial position of the Company as of June 30, 1996; (ii) the historical financial position of the Pending Acquisitions, except Independent, as of June 30, 1996; and (iii) the offering of Common Stock pursuant to this Prospectus as of June 30, 1996.

     The unaudited pro forma condensed combined statements of operations have been prepared as if the US Dental and AHP acquisitions, the Pending Acquisitions and the offering of Common Stock contemplated hereby had occurred on January 1, 1995. The unaudited pro forma condensed combined balance sheet gives effect to the Pending Acquisitions and this offering as if such transactions had occurred at June 30, 1996. See "Pending and Recent Acquisitions."

     The pro forma condensed combined information gives effect to the US Dental and AHP acquisitions and the Pending Acquisitions using the purchase method of accounting. The assumptions and adjustments are described in the Notes to the Unaudited Pro Forma Condensed Combined Financial Statements.

     The pro forma condensed combined information does not purport to be indicative of actual results that would have been achieved if the US Dental and AHP acquisitions or the Pending Acquisitions or the issuance of the Common Stock offered hereby had been effective as of the dates indicated or of the results that may be obtained in the future. The pro forma condensed combined financial statements should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the respective historical consolidated financial statements of the Company, US Dental, AHP and the Pending Acquisitions and the related notes thereto included elsewhere in this Prospectus.

                            UNITED DENTAL CARE, INC.

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1995
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                              UNITED
                                           DENTAL CARE,                                             OFFERING
                                             INC.(A)                                    UICI           AND           PRO FORMA
                                            PRO FORMA      ORACARE     KANSAS CITY     DENTAL       PURCHASE         COMBINED
                                           AS ADJUSTED     COMBINED    DENTAL CARE    COMPANIES    ADJUSTMENTS      AS ADJUSTED
                                           ------------    --------    -----------    ---------    -----------      -----------
Revenues:
  Premiums earned and other revenues......  $  104,034      $9,156       $ 8,478       $16,442                       $ 138,110
  Interest income.........................         656          --             6           168                             830
                                            ----------      ------       -------       -------       -------         ---------
                                               104,690       9,156         8,484        16,610                         138,940
                                            ----------      ------       -------       -------       -------         ---------
Costs and expenses:
  Dental services and claims expense......      65,049       5,367         5,694         8,116                          84,226
  Sales and marketing & general and
     administrative.......................      29,119       1,923         2,747         7,508       $  (575)(b)        40,722
  Depreciation and amortization...........       2,131         108            25            82         1,655 (c)         4,001
  Interest expense........................          --         242            10            72          (324)(g)            --
                                            ----------      ------       -------       -------       -------         ---------
                                                96,299       7,640         8,476        15,778           756           128,949
                                            ----------      ------       -------       -------       -------         ---------
Income before Federal income taxes and
  extraordinary charge....................       8,391       1,516             8           832          (756)            9,991
Provision for Federal income taxes........       3,254         578             2           213           155 (d)         4,202
                                            ----------      ------       -------       -------       -------         ---------
Net income applicable to common stock
  before extraordinary charge.............  $    5,137      $  938       $     6       $   619       $  (911)        $   5,789
                                            ==========      ======       =======       =======       =======         =========
Net income per common share before
  extraordinary charge....................  $     0.94                                                               $    0.78(e)
                                            ==========                                                               =========
Weighted average number of common shares
  outstanding.............................   5,448,892                                                               7,448,892(f)

                            See accompanying notes.

                            UNITED DENTAL CARE, INC.

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                     FOR THE SIX MONTHS ENDED JUNE 30, 1996
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                            UNITED
                                         DENTAL CARE,                                             OFFERING
                                           INC.(A)                                    UICI           AND           PRO FORMA
                                          PRO FORMA      ORACARE     KANSAS CITY     DENTAL       PURCHASE         COMBINED
                                         AS ADJUSTED     COMBINED    DENTAL CARE    COMPANIES    ADJUSTMENTS      AS ADJUSTED
                                         ------------    --------    -----------    ---------    -----------      -----------
Revenues:
  Premiums earned and other revenues...   $   51,904      $6,711       $ 4,780       $ 8,757                       $  72,152
  Interest income......................          399          --             2            73                             474
                                          ----------      ------       -------       -------                       ---------
                                              52,303       6,711         4,782         8,830                          72,626
                                          ----------      ------       -------       -------                       ---------
Costs and expenses:
  Dental services and claims expense...       31,555       4,254         2,758         4,195                          42,762
     Sales and marketing & general and
       administrative..................       14,663       1,074         1,692         4,137        $(288)(b)         21,278
  Depreciation and amortization........        1,059          62            12            28          827 (c)          1,988
  Interest expense.....................           --         129             4            43         (176)(g)              0
                                          ----------      ------       -------       -------                       ---------
                                              47,277       5,519         4,466         8,403          363             66,028
                                          ----------      ------       -------       -------                       ---------
Income before Federal income taxes.....        5,026       1,192           316           427          363              6,598
Provision for Federal income taxes.....        1,850         484           104           133           97 (d)          2,668
                                          ----------      ------       -------       -------                       ---------
Net income applicable to common
  stock................................   $    3,176      $  708       $   212       $   294        $(460)         $   3,930
                                          ==========      ======       =======       =======        =====          =========
Net income per common share............   $     0.34                                                               $    0.43(e)
                                          ==========                                                               =========
Weighted average number of common
  shares outstanding...................    9,222,149                                                               9,222,149(f)

                            See accompanying notes.

                            UNITED DENTAL CARE, INC.

              UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
                                 JUNE 30, 1996
                                 (IN THOUSANDS)

                                     ASSETS

                                            UNITED
                                         DENTAL CARE,                                             OFFERING
                                           INC.(A)                                    UICI           AND           PRO FORMA
                                          PRO FORMA      ORACARE     KANSAS CITY     DENTAL       PURCHASE         COMBINED
                                         AS ADJUSTED     COMBINED    DENTAL CARE    COMPANIES    ADJUSTMENTS      AS ADJUSTED
                                         ------------    --------    -----------    ---------    -----------      -----------
Current assets
  Cash and cash equivalents............    $ 72,079      $   121        $ 650        $ 3,585      $ (57,325)(h)    $  19,110
  Premiums receivable..................       4,387        1,245           50            184             --            5,866
  Accrued interest and other current
     assets............................         861           56           13            405             --            1,335
  Deferred taxes, current..............         729           --           --             --             --              729
                                           --------      -------        -----        -------      ---------        ---------
          Total current assets.........      78,056        1,422          713          4,174        (57,325)          27,040
                                           --------      -------        -----        -------      ---------        ---------
Regulatory deposits....................       3,437           --           --            350             --            3,787
Furniture and equipment, net...........       4,498          914          244            357           (909)(i)        5,104
Intangible assets, net.................      41,667           --           --             --         53,905 (m)       95,572
Other assets, net......................         109           23           --             66             --              198
Deferred taxes, noncurrent.............         109           --           --             --             --              109
                                           --------      -------        -----        -------      ---------        ---------
          Total noncurrent assets......      49,820          937          244            773         52,996          104,770
                                           --------      -------        -----        -------      ---------        ---------
Total assets...........................    $127,876      $ 2,359        $ 957        $ 4,947      $  (4,329)       $ 131,810
                                           ========      =======        =====        =======      =========        =========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Accounts payable, accrued expenses
     and claims reserve................    $  4,123      $   592        $  23        $   886      $     136 (j)    $   5,760
  Unearned premiums....................       2,614          190          257            840             --            3,901
  Current portion of debt..............          --          556           --            720         (1,276)(k)           --
  Other current liabilities............         158          773 (n)      108            129             --            1,168
                                           --------      -------        -----        -------      ---------        ---------
          Total current liabilities....       6,895        2,111          388          2,575         (1,140)          10,829
Long-term debt, net of current
  portion..............................          --        1,507           86             24         (1,617)(k)           --
                                           --------      -------        -----        -------      ---------        ---------
          Total liabilities............       6,895        3,618          474          2,599         (2,757)          10,829
                                           --------      -------        -----        -------      ---------        ---------
Stockholders' equity
  Common stock, $.10 par value.........         891            3           50             19            (72)(l)          891
  Additional paid-in capital...........     108,210        1,954           44            400         (2,398)(l)      108,210
  Retained earnings....................      11,880       (3,216)(n)      389          1,929            898 (l)       11,880
                                           --------      -------        -----        -------      ---------        ---------
          Total stockholders' equity...     120,981       (1,259)         483          2,348         (1,572)         120,981
                                           --------      -------        -----        -------      ---------        ---------
Total liabilities and stockholders'
  equity...............................    $127,876      $ 2,359        $ 957        $ 4,947      $  (4,329)       $ 131,810
                                           ========      =======        =====        =======      =========        =========

                            See accompanying notes.

                            UNITED DENTAL CARE, INC.

                          NOTES TO UNAUDITED PRO FORMA
                    CONDENSED COMBINED FINANCIAL STATEMENTS

(a) See the Introduction to Unaudited Pro Forma Condensed Consolidated Financial Statements.

(b) Sales and marketing & general and administrative expenses have been reduced to eliminate salaries and benefits of certain senior officers of OraCare, KCDC and UICI Dental Companies, since it is anticipated that certain officers will not continue with the Company once the acquisitions are complete.

(c) Reflects: (i) the amortization of goodwill related to the acquisitions of OraCare, KCDC and UICI ($1,313 in the year ended December 31, 1995 and $656 in the six months ended June 30, 1996) as amortized over 40 years; and (ii) the amortization of the value of the non-competition agreements entered into in connection with the acquisitions ($342 in the year ended December 31, 1995 and $171 in the six months ended June 30, 1996) as amortized over 36 months. The Company intends to apply the same purchase price allocation concepts as used in previous acquisitions as described in Note 2 to the Company's Consolidated Financial Statements.

(d) Reflects the income tax effect (assuming a marginal tax rate of 34.0%) of the business combination adjustments described in notes (b), (c) and (g) herein.

(e) Net income per common share is calculated by dividing pro forma as adjusted combined net income by the weighted average number of common shares outstanding. Such pro forma as adjusted combined net income reflects: (i) with respect to the year ended December 31, 1995, the impact of the purchase adjustments and offering adjustments described in the Unaudited Pro Forma Condensed Consolidated Financial Statements and the Notes thereto and (ii) with respect to the six months ended June 30, 1996, the purchase adjustments and offering adjustments.

(f) Weighted average number of common shares outstanding is calculated based upon the relevant weighted average common shares outstanding and the options and warrants outstanding (using the treasury stock method), including the Common Stock to be issued pursuant to this offering, for each calculation presented.

(g) Reflects the elimination of the interest expense on the indebtedness related to the OraCare, KCDC and UICI acquisitions as a result of the repayment in full of the indebtedness with existing working capital of the Company.

(h) Reflects the payment of the purchase price for the acquisitions of OraCare of $30,500, KCDC of $12,500 and UICI Dental Companies of $12,750 plus the costs of the acquisitions using existing working capital and net proceeds from the offering.

(i) Reflects estimated purchase price adjustments for obsolete fixed assets.

(j) Reflects purchase price adjustment for estimated unrecorded liabilities.

(k) Reflects the payment of existing indebtedness of OraCare, KCDC and UICI Dental Companies using existing working capital and net proceeds from the offering.

(l) Reflects assumed adjustments based upon a preliminary purchase price allocation for the OraCare, KCDC and UICI acquisitions including the use of a portion of cash remaining from the public offering of Common Stock pursuant to this Prospectus to purchase OraCare, KCDC and UICI Dental Companies, the allocation of the purchase price over the fair value of the net tangible assets acquired, payment of their existing indebtedness ($1,276 of current and $1,617 of long term debt) and the elimination of the acquisitions stockholders' equity. The Company intends to apply the same purchase price allocation concepts as used in past acquisitions as described in Note 2 to the Company's Consolidated Financial Statements.

(m) Reflects the allocation to intangible assets, including consulting and noncompetition agreements and goodwill, the excess of the purchase price over the fair value of the net assets acquired for the acquisitions of OraCare, KCDC and UICI Dental Companies.

(n) Includes an adjustment for additional income taxes of $365. Adjustment reflects the pro-forma effects for federal income taxes at an effective rate of 34.0%, as if OraCare had been a taxable entity for federal taxation purposes.

================================================================================

        NO PERSON HAS BEEN AUTHORIZED IN CON- NECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTA- TION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESEN- TATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UN-DERWRITER. THIS PROSPECTUS DOES NOT CONSTI- TUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUN- DER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CON- TAINED HEREIN IS CORRECT AS OF ANY DATE SUBSE- QUENT TO THE DATE HEREOF.

                               ------------------

                               TABLE OF CONTENTS

                                         PAGE
                                         ----
Available Information...................   2
Disclosure Regarding Forward-Looking
  Statements............................   2
Prospectus Summary......................   3
Risk Factors............................   6
Use of Proceeds.........................  10
Price Range of Common Stock.............  11
Dividend Policy.........................  11
Capitalization..........................  12
Selected Financial Data.................  13
Selected Unaudited Pro Forma Condensed
  Financial Information.................  14
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations............................  16
Business................................  25
Pending and Recent Acquisitions.........  36
Management..............................  40
Certain Transactions....................  46
Principal Stockholders..................  47
Description of Capital Stock............  48
Underwriting............................  50
Legal Matters...........................  51
Experts.................................  51
Index to Financial Statements........... F-1

                               ------------------

================================================================================


================================================================================


                                2,000,000 SHARES

                           [UNITED DENTAL CARE LOGO]

                                  COMMON STOCK



                               -----------------

                                   PROSPECTUS
                               -----------------



                               ALEX. BROWN & SONS
                                  INCORPORATED

                                COWEN & COMPANY

                             VOLPE, WELTY & COMPANY



                                October 28, 1996

================================================================================